Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

KATAPULT HOLDINGS, INC.,

KATAPULT MERGER SUB 1, INC.

KATAPULT MERGER SUB 2, LLC

CCF HOLDINGS LLC

and

AARON’S INTERMEDIATE HOLDCO, INC.

Dated as of December 11, 2025

TABLE OF CONTENTS

Article 1 DESCRIPTION OF TRANSACTION	4
1.1. Structure of the Mergers; MIP Exchanges	4
1.2. Effects of the Mergers	4
1.3. Closing; Effective Times	5
1.4. Organizational Documents; Directors, Managers and Officers	5
1.5. Conversion of Aaron’s Interests	6
1.6. Conversion of CCFI Interests	8
1.7. Closing of Transfer Books	10
1.8. Surrender of Certificates	10
1.9. Dissenters’ Rights	12
1.10. Further Action	13
1.11. Tax Consequences	13
1.12. Illustrative Calculation	13
1.13. Aaron’s Transaction Expense Amount	13
Article 2 REPRESENTATIONS AND WARRANTIES OF AARON’S	14
2.1. Subsidiaries; Due Organization; Etc	14
2.2. Organizational Documents and Codes of Conduct	14
2.3. Capitalization, Etc	15
2.4. Financial Statements	16
2.5. Absence of Changes	17
2.6. Title to Assets	17
2.7. Real Property; Leasehold	17
2.8. Intellectual Property	17
2.9. Agreements, Contracts and Commitments	19
2.10. Liabilities	21
2.11. Compliance; Permits	21
2.12. Anti-Corruption Compliance; Trade Control Laws and Sanctions	22
2.13. Tax Matters	22
2.14. Employee Benefit Plans	24
2.15. Labor and Employment	27
2.16. Environmental Matters	29
2.17. Insurance	29
2.18. Legal Proceedings; Orders	30
2.19. Authority; Binding Nature of Agreement	30
2.20. Vote Required	31
2.21. Non-Contravention; Consents	31
2.22. No Financial Advisor	32
2.23. Privacy	32
2.24. Disclosure	32
2.25. Rent-to-Own Business.	32
2.26. Franchise Matters.	33
2.27. Related Party Transactions	34

i

2.28. No Other Representations or Warranties	34
2.29. Disclaimer of Other Representations and Warranties	34
Article 3 REPRESENTATIONS AND WARRANTIES OF CCFI	34
3.1. Subsidiaries; Due Organization; Etc	35
3.2. Organizational Documents and Codes of Conduct	35
3.3. Capitalization, Etc	35
3.4. Financial Statements	37
3.5. Absence of Changes	38
3.6. Title to Assets	38
3.7. Real Property; Leasehold	38
3.8. Intellectual Property	38
3.9. Agreements, Contracts and Commitments	40
3.10. Liabilities	42
3.11. Compliance; Permits	42
3.12. Anti-Corruption Compliance; Trade Control Laws and Sanctions	42
3.13. Tax Matters	43
3.14. Employee Benefit Plans	45
3.15. Labor and Employment	47
3.16. Environmental Matters	49
3.17. Insurance	50
3.18. Legal Proceedings; Orders	50
3.19. Authority; Binding Nature of Agreement	51
3.20. Vote Required	51
3.21. Non-Contravention; Consents	52
3.22. No Financial Advisor	52
3.23. Privacy	53
3.24. Disclosure	53
3.25. Related Party Transactions	53
3.26. No Other Representations or Warranties	53
3.27. Disclaimer of Other Representations and Warranties	53
Article 4 REPRESENTATIONS AND WARRANTIES OF KATAPULT, MERGER SUB 1 AND MERGER SUB 2	54
4.1. Subsidiaries; Due Organization; Etc	54
4.2. Organizational Documents and Codes of Conduct	55
4.3. Capitalization, Etc	55
4.4. SEC Filings; Financial Statements	57
4.5. Absence of Changes	60
4.6. Title to Assets	60
4.7. Real Property; Leasehold	60
4.8. Intellectual Property	60
4.9. Agreements, Contracts and Commitments	62
4.10. Liabilities	64
4.11. Compliance; Permits	64
4.12. Anti-Corruption Compliance; Trade Control Laws and Sanctions	65
4.13. Tax Matters	65

4.14. Employee Benefit Plans	67
4.15. Labor and Employment	69
4.16. Environmental Matters	72
4.17. Insurance	72
4.18. Legal Proceedings; Orders	72
4.19. Authority; Binding Nature of Agreement	73
4.20. Vote Required	74
4.21. Non-Contravention; Consents	74
4.22. No Financial Advisor	75
4.23. Valid Issuance	75
4.24. Privacy	75
4.25. Rent-to-Own Business.	76
4.26. Related Party Transactions	76
4.27. Disclosure	76
4.28. No Other Representations or Warranties	77
4.29. Opinion of Financial Advisor	77
4.30. Disclaimer of Other Representations and Warranties	77
Article 5 CERTAIN COVENANTS OF THE PARTIES	77
5.1. Access and Investigation	77
5.2. Operation of Katapult’s Business	78
5.3. Operation of Aaron’s Business	81
5.4. Operation of CCFI’s Business	84
5.5. No Solicitation	86
5.6. Reorganizations	88
Article 6 Additional Agreements of the Parties	88
6.1. Form S-4 Registration Statement; Proxy Statement/Prospectus	88
6.2. Aaron’s Stockholder Written Consent	89
6.3. CCFI Unitholder Written Consent	90
6.4. Consent of Equityholders of Merger Sub 1 and Merger Sub 2	90
6.5. Katapult Stockholders’ Meeting	90
6.6. Regulatory Approvals	93
6.7. Equity and Cash Incentive Awards	95
6.8. Employee Benefits	97
6.9. Indemnification of Officers and Directors	98
6.10. Disclosure	100
6.11. Listing	101
6.12. Tax Matters	101
6.13. Legends	102
6.14. Cooperation	102
6.15. Directors, Managers and Governance Matters	102
6.16. Section 16 Matters	103
6.17. Financing Covenants	103
6.18. Litigation	106
6.19. Katapult SEC Filings	107
6.20. 280G Stockholder Approval	107

Article 7 Conditions Precedent to Obligations of Each Party	107
7.1. Effectiveness of Registration Statement	107
7.2. No Restraints	107
7.3. Equityholder Approvals	108
7.4. The Aaron’s Merger and CCFI Merger	108
7.5. No Antitrust Proceedings Relating to Contemplated Transactions or Right to Operate Business	108
7.6. Listing	108
Article 8 Additional Conditions Precedent to Obligations of Katapult, Merger Sub 1 and Merger Sub 2	108
8.1. Accuracy of Aaron’s Representations	108
8.2. Accuracy of CCFI’s Representations	109
8.3. Aaron’s Performance of Covenants	109
8.4. CCFI’s Performance of Covenants	110
8.5. Documents	110
8.6. No Aaron’s Material Adverse Effect	110
8.7. No CCFI Material Adverse Effect	110
8.8. Aaron’s Lock-Up Agreements	111
8.9. CCFI Lock-Up Agreements	111
8.10. Stockholders Agreement	111
Article 9 Additional Conditions Precedent to Obligations of Aaron’s	111
9.1. Accuracy of Katapult’s Representations	111
9.2. Accuracy of CCFI’s Representations	112
9.3. Katapult’s Performance of Covenants	112
9.4. CCFI’s Performance of Covenants	112
9.5. Documents	112
9.6. No Katapult Material Adverse Effect	113
9.7. No CCFI Material Adverse Effect	113
9.8. [Intentionally Omitted].	113
9.9. Katapult Lock-Up Agreements	113
9.10. CCFI Lock-Up Agreements	113
9.11. Stockholders Agreement	113
9.12. Registration Rights Agreement	113
Article 10 Additional Conditions Precedent to Obligations of CCFI	113
10.1. Accuracy of Katapult’s Representations	113
10.2. Accuracy of Aaron’s Representations	114
10.3. Katapult’s Performance of Covenants	114
10.4. Aaron’s Performance of Covenants	115
10.5. Documents	115
10.6. No Katapult Material Adverse Effect	115
10.7. No Aaron’s Material Adverse Effect	115
10.8. [Intentionally Omitted].	115
10.9. Katapult Lock-Up Agreements	115

10.10. Aaron’s Lock-Up Agreements	115
10.11. Stockholders Agreement	115
10.12. Registration Rights Agreement	115
Article 11 Termination	116
11.1. Termination	116
11.2. Effect of Termination	118
11.3. Expenses; Termination Fees.	118
Article 12 Miscellaneous Provisions	120
12.1. Non-Survival of Representations and Warranties	120
12.2. Amendment	120
12.3. Waiver	120
12.4. Entire Agreement; Counterparts; Exchanges by Facsimile	120
12.5. Applicable Law; Jurisdiction	121
12.6. Assignability; No Third-Party Beneficiaries	121
12.7. Notices	122
12.8. Cooperation	123
12.9. Severability	123
12.10. Other Remedies; Specific Performance	123
12.11. Construction	124

Schedules:

Schedule A	Persons Executing Katapult Support Agreements and Katapult Lock-Up Agreements

Schedule B	Persons Executing Aaron’s Lock-Up Agreements and Stockholder Agreement

Schedule C	Persons Executing CCFI Lock-Up Agreements and Stockholder Agreement

Schedule D	Persons Executing Registration Rights Agreement

Schedule 1.5(b)	Aaron’s Allocation Schedule

Schedule 1.6(b)	CCFI Allocation Schedule

Schedule 1.12	Illustrative Calculation

Schedule 6.15	Post-Closing Boards and Management

Exhibits:

Exhibit A	Certain Definitions

Exhibit B	Form of Contribution & Exchange Agreement

Exhibit C	Form of Katapult Support Agreement

Exhibit D	Form of Katapult Lock-Up Agreement

Exhibit E	Form of Aaron’s Lock-Up Agreement

Exhibit F	Form of Stockholders Agreement

Exhibit G	Form of CCFI Lock-Up Agreement

Exhibit H	Form of Registration Rights Agreement

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 11, 2025, by and among KATAPULT HOLDINGS, INC., a Delaware corporation (“Katapult”), KATAPULT MERGER SUB 1, INC., a Delaware corporation and wholly-owned indirect subsidiary of Katapult (“Merger Sub 1”), KATAPULT MERGER SUB 2, LLC, a Delaware limited liability company and wholly-owned indirect subsidiary of Katapult (“Merger Sub 2”), CCF HOLDINGS LLC, a Delaware limited liability company (“CCFI”), and AARON’S INTERMEDIATE HOLDCO, INC., a Delaware corporation (“Aaron’s”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.       Prior to the date of this Agreement, Katapult formed Katapult Intermediate Holdings, LLC, a Delaware limited liability company, which in turn formed (i) Katapult Intermediate Holdings I, LLC a Delaware limited liability company (“Intermediate Holdings I”), (ii) Katapult Intermediate Holdings II, LLC a Delaware limited liability company (“Intermediate Holdings II”), and (iii) Katapult Intermediate Holdings III, LLC a Delaware limited liability company (“Intermediate Holdings III”).

B.       Prior to the date of this Agreement, (i) Intermediate Holdings I formed Merger Sub 1, and (ii) Intermediate Holdings II formed Merger Sub 2.

C.       The Parties intend to effect (i) a merger of Merger Sub 1 with and into Aaron’s (the “Aaron’s Merger”) in accordance with this Agreement and the DGCL and (ii) a merger of Merger Sub 2 with and into CCFI (the “CCFI Merger” and together with the Aaron’s Merger, collectively the “Mergers”) in accordance with this Agreement and the DLLCA. Upon the consummation of the Mergers, each of Merger Sub 1 and Merger Sub 2 will cease to exist, and each of Aaron’s and CCFI will become a wholly-owned indirect subsidiary of Katapult.

D.       The Parties, the Aaron’s MIP Holders and the CCFI MIP Holders are executing concurrently with the execution and delivery of this Agreement a contribution and exchange agreement in the form attached hereto as Exhibit B (the “Contribution & Exchange Agreement”), pursuant to which (i) immediately prior to the effectiveness of the Aaron’s Merger, the Aaron’s MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units in exchange for the Aaron’s MIP Rollover Interests, and (ii) immediately prior to the effectiveness of the CCFI Merger, the CCFI MIP Holders will contribute and assign to Katapult, and Katapult will assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity in exchange for the CCFI MIP Rollover Interests, in each case on the terms and subject to the conditions set forth therein.

E.       The Transaction Committee of the Katapult Board (the “Katapult Transaction Committee”) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders and (ii) has recommended that the Katapult Board approve (A) this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and deem this Agreement advisable and (B) determine to recommend that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement.

F.       Katapult, Aaron’s, CCFI and HHCF Series 21 Sub, LLC (“Hawthorn”) are executing concurrently with the execution and delivery of this Agreement a side letter agreement (the “Hawthorn Side Letter”), effective as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, pursuant to which (i) Hawthorn shall sell to Katapult all 65,000 shares of Katapult Preferred Stock held by Hawthorn and all such shares of Katapult Preferred Stock shall be deemed automatically repurchased by Katapult effective immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange, which purchase price shall be payable by the issuance of a new debt instrument by Katapult or one of its Subsidiaries such that, as of immediately prior to the Aaron’s MIP Exchange and CCFI MIP Exchange, Katapult has no issued or outstanding shares of Katapult Preferred Stock (the “Hawthorn Preferred Stock Exchange”), (ii) Hawthorn shall exercise the Katapult Private Warrants on a cashless basis in full for shares of Katapult Common Stock and Katapult shall issue such shares of Katapult Common Stock (the “Hawthorn Warrant Exercise”), such that, as of immediately prior to each of the Aaron’s MIP Exchange and the CCFI MIP Exchange, no Katapult Private Warrants are outstanding and (iii) that certain director nomination agreement, dated November 3, 2025, by and between Katapult and Hawthorn shall terminate as of immediately prior to the Aaron’s MIP Exchange and the CCFI MIP Exchange.

G.       The Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders, (ii) has approved this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement.

H.       The board of directors of Merger Sub 1 (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Merger Sub 1 and its sole stockholder, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole stockholder of Merger Sub 1 vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.

I.       The sole member of Merger Sub 2 (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of Merger Sub 2 and (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and has approved such other actions as contemplated by this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.

J.       The Aaron’s Board (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Aaron’s and its stockholders, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the stockholders of Aaron’s vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.

K.       The Special Committee of the CCFI Board (the “CCFI Special Committee”) (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, and (ii) has recommended that the CCFI Board approve resolutions (A) approving this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and deeming this Agreement advisable, and (B) determining to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.

L.       The CCFI Board (acting upon the recommendation of the CCFI Special Committee)  (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.

M.       In order to induce Aaron’s and CCFI to enter into this Agreement and to cause the Mergers to be consummated, certain stockholders of Katapult listed on Schedule A hereto (solely in their capacities as stockholders) are executing concurrently with the execution and delivery of this Agreement: (i) support agreements in favor of Aaron’s and CCFI in the form substantially attached hereto as Exhibit C (the “Katapult Support Agreements”), and (ii) lock-up agreements in the form substantially attached hereto as Exhibit D (the “Katapult Lock-Up Agreements”).

N.       In order to induce Katapult and CCFI to enter into this Agreement and to cause the Mergers to be consummated, certain stockholders of Aaron’s listed on Schedule B hereto (solely in their capacities as stockholders) are executing concurrently with the execution and delivery of this Agreement: (i) lock-up agreements in the form attached hereto as Exhibit E (the “Aaron’s Lock-Up Agreements”) and (ii) a stockholders agreement in the form attached hereto as Exhibit F (the “Stockholders Agreement”).

O.       In order to induce Katapult and Aaron’s to enter into this Agreement and to cause the Mergers to be consummated, certain unitholders of CCFI listed on Schedule C hereto (solely in their capacities as unitholders) are executing concurrently with the execution and delivery of this Agreement: (i) lock-up agreements in the form attached hereto as Exhibit G (the “CCFI Lock-Up Agreements”) and (ii) the Stockholders Agreement.

P.       In order to induce Aaron’s and CCFI to enter into this Agreement and to cause the Mergers to be consummated, Katapult is executing concurrently with the execution and delivery of this Agreement: (i) a registration rights agreement in favor of certain unitholders of CCFI and stockholders of Aaron’s listed on Schedule D hereto in the form attached hereto as Exhibit H (the “Registration Rights Agreement”) and (ii) the Stockholders Agreement.

Q.       It is expected that simultaneous with the execution of this Agreement, (i) the holders of shares of Aaron’s Common Stock sufficient to approve this Agreement and the Mergers as required under the DGCL and the Aaron’s Organizational Documents, will execute and deliver an action by written consent approving this Agreement and the Mergers and (ii) the holders of CCFI Units sufficient to approve this Agreement and the Mergers as required under the DLLCA and the CCFI Organizational Documents will execute and deliver an action by written consent approving this Agreement and the Mergers.

The parties to this Agreement, intending to be legally bound, agree as follows:

Article 1

DESCRIPTION OF TRANSACTION

1.1.       Structure of the Mergers; MIP Exchanges.

(a)       Upon the terms and subject to the conditions set forth in this Agreement, at the Aaron’s Merger Effective Time, Merger Sub 1 shall be merged with and into Aaron’s, and the separate existence of Merger Sub 1 shall cease. Aaron’s will continue as the surviving corporation in the Aaron’s Merger (the “Aaron’s Surviving Corporation”).

(b)       Upon the terms and subject to the conditions set forth in this Agreement, at the CCFI Merger Effective Time, Merger Sub 2 shall be merged with and into CCFI, and the separate existence of Merger Sub 2 shall cease. CCFI will continue as the surviving limited liability company in the CCFI Merger (the “CCFI Surviving Company”).

(c)       Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the Aaron’s Merger Effective Time, (i) Aaron’s shall cause the Aaron’s MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the Aaron’s MIP Holders, the Aaron’s MIP Units and (ii) Katapult shall issue to the Aaron’s MIP Holders and Aaron’s shall cause the Aaron’s MIP Holders to acquire from Katapult the Aaron’s MIP Rollover Interests as consideration for the Aaron’s MIP Units (the “Aaron’s MIP Exchange”). The Aaron’s MIP Rollover Interests shall be allocated to the Aaron’s MIP Holders in accordance with Part 1 of the Aaron’s Allocation Schedule.

(d)       Upon the terms and subject to the conditions set forth in this Agreement, immediately prior to the CCFI Merger Effective Time, (i) CCFI shall cause the CCFI MIP Holders to assign, transfer and deliver to Katapult, and Katapult shall assume and acquire from the CCFI MIP Holders, the CCFI MIP Equity and (ii) Katapult shall issue to the CCFI MIP Holders and CCFI shall cause the CCFI MIP Holders to acquire from Katapult the CCFI MIP Rollover Interests as consideration for the CCFI MIP Equity (the “CCFI MIP Exchange”). The CCFI MIP Rollover Interests shall be allocated to the CCFI MIP Holders in accordance with Part 1 of the CCFI Allocation Schedule.

1.2.       Effects of the Mergers.

(a)       The Aaron’s Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

(b)       The CCFI Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DLLCA.

1.3.       Closing; Effective Times.

(a)       Unless this Agreement is earlier terminated pursuant to the provisions of Section 11.1, and subject to the satisfaction or waiver of the conditions set forth in Articles 7, 8, 9 and 10, the consummation of the Mergers (the “Closing”) shall take place remotely, as promptly as practicable (but in no event later than the second (2nd) Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Articles 7, 8, 9 and 10, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions, or at such other time, date and place as Katapult, Aaron’s and CCFI may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.”

(b)       At the Closing, the Parties hereto shall cause (i) the Aaron’s Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of Merger with respect to the Aaron’s Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to each of the Parties (the “Aaron’s Certificate of Merger”) and (ii) the CCFI Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of Merger with respect to the CCFI Merger, satisfying the applicable requirements of the DLLCA and in a form reasonably acceptable to each of the Parties (the “CCFI Certificate of Merger”).

(c)       The Aaron’s Merger shall become effective at the time specified in the Aaron’s Certificate of Merger that is filed with the Secretary of State of the State of Delaware (the time as of which the Aaron’s Merger becomes effective being referred to as the “Aaron’s Merger Effective Time”).

(d)       The CCFI Merger shall become effective at the time specified in the CCFI Certificate of Merger that is filed with the Secretary of State of the State of Delaware, which shall be a time that is after the Aaron’s Merger Effective Time (the time as of which the CCFI Merger becomes effective being referred to as the “CCFI Merger Effective Time”).

1.4.       Organizational Documents; Directors, Managers and Officers.

(a)       At the Aaron’s Merger Effective Time by virtue of the Aaron’s Merger:

(i)       subject to Section 6.9, the certificate of incorporation of the Aaron’s Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub 1 as in effect immediately prior to the Aaron’s Merger Effective Time (other than the fact that the name of the Aaron’s Surviving Corporation shall be “Aaron’s Intermediate HoldCo, Inc.”), until thereafter amended as provided by the DGCL and such certificate of incorporation;

(ii)       the bylaws of the Aaron’s Surviving Corporation shall be amended and restated to be identical to the bylaws of Merger Sub 1 as in effect immediately prior to the Aaron’s Merger Effective Time, until thereafter amended as provided by the DGCL and such bylaws; and

(iii)       the directors and officers of the Aaron’s Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation, shall be the directors and officers of Aaron’s as of immediately prior to the Aaron’s Merger Effective Time, after giving effect to the provisions of Section 6.15(c).

(b)       At the CCFI Merger Effective Time by virtue of the CCFI Merger:

(i)       the certificate of formation of the CCFI Surviving Company shall be amended and restated in its entirety to read identically to the certificate of formation of Merger Sub 2 as in effect immediately prior to the CCFI Merger Effective Time (other than the fact that the name of the CCFI Surviving Company shall be “CCF Holdings LLC”), until thereafter amended as provided by the DLLCA and such certificate of formation;

(ii)       subject to Section 6.9, the limited liability company agreement of the CCFI Surviving Company shall be amended and restated to be identical to the limited liability company agreement of Merger Sub 2 as in effect immediately prior to the CCFI Merger Effective Time, until thereafter amended as provided by the DLLCA and such limited liability company agreement; and

(iii)       the managers and officers of the CCFI Surviving Company, each to hold office in accordance with the certificate of formation and limited liability company agreement of the CCFI Surviving Company, shall be the managers and officers of CCFI as of immediately prior to the CCFI Merger Effective Time, after giving effect to the provisions of Section 6.15(c).

1.5.       Conversion of Aaron’s Interests.

(a)       At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of any of the Parties or any stockholder of Katapult or Aaron’s:

(i)       any shares of Aaron’s Common Stock held as treasury stock or held or owned by Aaron’s, Merger Sub 1, Aaron’s MIP or any Subsidiary of Aaron’s immediately prior to the Aaron’s Merger Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)       the aggregate Aaron’s Interests shall be collectively converted solely into the right to receive the Aaron’s Merger Share Amount.

(b)       subject to Section 1.5(d), the Aaron’s Merger Share Amount shall be allocated to the Aaron’s Merger Issuance Recipients in accordance with Part 2 of the Aaron’s Allocation Schedule.

(c)       For purposes of this Agreement:

(i)       “Aaron’s Interests” shall mean the equity interests of Aaron’s (including shares of Aaron’s Common Stock and any option or other rights to acquire Aaron’s Common Stock, but not including the Aaron’s MIP Units) outstanding as of immediately prior to the Aaron’s Merger Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares).

(ii)       “Aaron’s Merger Issuance Recipients” shall mean the holders of Aaron’s Interests (excluding the Aaron’s MIP).

(iii)       “Aaron’s Merger Share Amount” shall mean 11,369,237 shares of Katapult Common Stock.

(iv)       “Aaron’s MIP Rollover Interests” shall mean 943,580 shares of Katapult Common Stock.

(v)       “Aaron’s Total Share Amount” shall mean 12,312,817 shares of Katapult Common Stock.

(vi)       “Aaron’s Allocation Schedule” shall mean the allocation schedule set forth on Schedule 1.5(b), which shall be prepared in accordance with the Aaron’s Organizational Documents and the organizational documents of the Aaron’s MIP and shall set forth, (A) with respect to Part 1: (1) each Aaron’s MIP Holder’s name, (2) the number of units of Aaron’s MIP Units held as of immediately prior to the effectiveness of the Aaron’s MIP Exchange by each Aaron’s MIP Holder, and (3) the number of Aaron’s MIP Rollover Interests to be issued to each Aaron’s MIP Holder, and (B) with respect to Part 2: (1) each Aaron’s Merger Issuance Recipient’s name, (2) the number of shares of Aaron’s Common Stock held as of immediately prior to the Aaron’s Merger Effective Time by each Aaron’s Merger Issuance Recipient, (3) the number of Aaron’s Interests (and shares of Aaron’s Common Stock subject to such Aaron’s Interests, if applicable) other than shares of Aaron’s Common Stock (if any) held by each Aaron’s Merger Issuance Recipient, and (4) the number of shares of Katapult Common Stock to be issued to each Aaron’s Merger Issuance Recipient; provided that, subject to Section 1.5(d), for the avoidance of doubt, the sum of (x) the Aaron’s MIP Rollover Interests to be issued to the Aaron’s MIP Holders as set forth on Part 1 of the Aaron’s Allocation Schedule and (y) the aggregate shares of Katapult Common Stock to be issued to the Aaron’s Merger Issuance Recipients as set forth on Part 2 of the Aaron’s Allocation Schedule shall equal the Aaron’s Total Share Amount.

(d)       No fractional shares of Katapult Common Stock shall be issued in connection with the Aaron’s Merger, and no certificates for any such fractional shares shall be issued. Any Aaron’s Merger Issuance Recipient who would otherwise be entitled to receive a fraction of a share of Katapult Common Stock (after aggregating all fractional shares of Katapult Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of

Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the date the Aaron’s Merger becomes effective.

(e)       Each share of common stock, $0.0001 par value, of Merger Sub 1 issued and outstanding immediately prior to the Aaron’s Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Aaron’s Surviving Corporation. Each stock certificate of Merger Sub 1 evidencing ownership of any such shares shall, as of the Aaron’s Merger Effective Time, evidence ownership of such shares of common stock of the Aaron’s Surviving Corporation.

(f)       If, between the date of this Agreement and the Aaron’s Merger Effective Time, any Aaron’s Interests or Katapult Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there has been any exercise or expiration, forfeiture or other termination of or other change in Aaron’s MIP Units, then the Aaron’s Merger Share Amount, the Aaron’s MIP Rollover Interests and the Aaron’s Allocation Schedule, as applicable, shall be correspondingly adjusted to provide the Aaron’s Merger Issuance Recipients the same economic effect as contemplated by this Agreement prior to such event or otherwise as appropriate; provided, that the Aaron’s Total Share Amount shall not change; and provided that this provision shall not permit any Party hereto to breach any of its covenants or agreements herein.

1.6.       Conversion of CCFI Interests.

(a)       At the CCFI Merger Effective Time, by virtue of the CCFI Merger and without any further action on the part of Katapult, Merger Sub 2, CCFI or any stockholder of Katapult or unitholder of CCFI:

(i)       any CCFI Units held in treasury or held or owned by CCFI, Merger Sub 2 or any Subsidiary of CCFI immediately prior to the CCFI Merger Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)       the aggregate CCFI Interests shall be collectively converted solely into the right to receive the CCFI Merger Share Amount.

(b)       subject to Section 1.6(d), the CCFI Merger Share Amount shall be allocated to the CCFI Merger Issuance Recipients in accordance with Part 2 of the CCFI Allocation Schedule.

(c)       For purposes of this Agreement:

(i)       “CCFI Interests” shall mean the equity interests of CCFI (including the CCFI Units, CCFI Phantom Units, but not including the CCFI MIP Equity, CCFI Options and CCFI Warrants) outstanding as of immediately prior to the CCFI Merger Effective Time (excluding CCFI Units to be canceled pursuant to Section 1.6(a)(i)).

(ii)       “CCFI Merger Issuance Recipients” shall mean the holders of CCFI Interests.

(iii)       “CCFI MIP Rollover Interests” shall mean 11,011,927 shares of Katapult Common Stock.

(iv)       “CCFI Merger Share Amount” shall mean 58,516,558 shares of Katapult Common Stock.

(v)       “CCFI Warrant Amount” shall mean 244,146 shares of Katapult Common Stock.

(vi)       “CCFI Total Share Amount” shall mean 69,772,631 shares of Katapult Common Stock.

(vii)       “CCFI Allocation Schedule” shall mean the allocation schedule set forth on Schedule 1.6(b), which shall be prepared in accordance with the method and sequence of distribution provided in Sections 4.1 and 14.2 of the CCFI LLC Agreement and the organizational documents of the CCFI MIP shall set forth (A) with respect to Part 1: (1) each CCFI MIP Holder’s name, (2) the number of units of CCFI MIP Equity held as of immediately prior to the effectiveness of the CCFI MIP Exchange by each CCFI MIP Holder, and (3) the number of CCFI MIP Rollover Interests to be issued to each CCFI MIP Holder, and (B) with respect to Part 2: (1) each CCFI Merger Issuance Recipient’s name, (2) the number of CCFI Units (specifying the number of units of each class and series) held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient, (3) the number of CCFI Units subject to each CCFI Phantom Unit held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient, (4) the number of CCFI Units subject to each CCFI Warrant held as of immediately prior to the CCFI Merger Effective Time by each CCFI Merger Issuance Recipient and the exercise price(s) of such CCFI Warrant, (5) the number of CCFI Interests (and CCFI Units subject to such CCFI Interests, if applicable) other than the CCFI Units and the CCFI Phantom Units (if any) held by each CCFI Merger Issuance Recipient, (6) the number of shares of Katapult Common Stock to be issued to each CCFI Merger Issuance Recipient and (7) the name of each holder of a CCFI Warrant and the number of shares of Katapult Common Stock to be subject to each CCFI Warrant; provided that, subject to Section 1.6(d), for the avoidance of doubt, the sum of (x) the CCFI MIP Rollover Interests to be issued to the CCFI MIP Holders as set forth on Part 1 of the CCFI Allocation Schedule, (y) the aggregate shares of Katapult Common Stock to be issued to the CCFI Merger Issuance Recipients as set forth on Part 2 of the CCFI Allocation Schedule and (z) the aggregate number of shares of Katapult Common Stock to be subject to the CCFI Warrants, shall equal the CCFI Total Share Amount; provided further that the aggregate number of shares of Katapult Common Stock to be subject to the CCFI Warrants, as set forth on Part 2 of the CCFI Allocation Schedule shall equal the CCFI Warrant Amount.

(d)       No fractional shares of Katapult Common Stock shall be issued in connection with the CCFI Merger, and no certificates for any such fractional shares shall be issued. Any CCFI Merger Issuance Recipient who would otherwise be entitled to receive a fraction of a share of Katapult Common Stock (after aggregating all fractional shares of Katapult Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.8 and accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the closing price of a share of Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the date the CCFI Merger becomes effective.

(e)       Each unit of Merger Sub 2 issued and outstanding immediately prior to the CCFI Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable unit of the CCFI Surviving Company. Each unit certificate of Merger Sub 2 evidencing ownership of any such units shall, as of the CCFI Merger Effective Time, evidence ownership of such units of the CCFI Surviving Company.

(f)       If, between the date of this Agreement and the CCFI Merger Effective Time, any CCFI Interests shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend or any subdivision, reclassification, recapitalization, split, combination or exchange of shares, or there has been any exercise or expiration, forfeiture or other termination of or other change in CCFI Warrants or CCFI MIP Equity, or as necessary to reflect the amount of cash to be paid in lieu of fractional shares of Katapult Common Stock pursuant to Section 1.5(d), then the CCFI Merger Share Amount, CCFI MIP Rollover Interests, CCFI Warrant Amount and/or CCFI Allocation Schedule, as applicable, shall be correspondingly adjusted to provide the CCFI Merger Issuance Recipients the same economic effect as contemplated by this Agreement prior to such event or otherwise as appropriate; provided that the CCFI Total Share Amount shall not change; provided that this provision shall not permit any Party hereto to breach any of its covenants or agreements herein.

1.7.       Closing of Transfer Books.

(a)       At the Aaron’s Merger Effective Time: (a) the Aaron’s Interests shall be treated in accordance with Section 1.5(a), and all holders of certificates representing any Aaron’s Interests shall cease to have any rights as holders of stock or interests of Aaron’s; and (b) the stock transfer books of Aaron’s shall be closed with respect to the Aaron’s Interests immediately prior to the Aaron’s Merger Effective Time. No further transfer of any Aaron’s Interests shall be made on such stock transfer books after the Aaron’s Merger Effective Time. If, after the Aaron’s Merger Effective Time, a valid certificate previously representing any Aaron’s Interest (an “Aaron’s Share Certificate”) is presented to the Exchange Agent or to the Aaron’s Surviving Corporation, such Aaron’s Share Certificate shall be canceled and shall be exchanged as provided in Section 1.5(a) and Section 1.8.

(b)       At the CCFI Merger Effective Time: (a) the CCFI Interests shall cease to have any rights as equityholders of CCFI; and (b) the unit transfer books of CCFI shall be closed with respect to the CCFI Interests. No further transfer of any CCFI Interests shall be made on such unit transfer books after the CCFI Merger Effective Time.

1.8.       Surrender of Certificates.

(a)       On or prior to the Closing Date, the Parties shall mutually agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Mergers (the “Exchange Agent”) pursuant to an agreement between Katapult and the Exchange Agent reasonably acceptable to Aaron’s and CCFI. At the Closing, Katapult shall deposit with the Exchange Agent: (i) certificates representing Katapult Common Stock or non-certificated shares of Katapult Common Stock represented by book entry that are issuable pursuant to Section 1.5(a) and Section 1.6(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(d) and Section 1.6(b). The shares of Katapult Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)       Promptly (and in any event within one (1) Business Day) following the Closing, Katapult shall cause the Exchange Agent to mail to the Persons who were record holders of Aaron’s Interests and CCFI Interests immediately prior to the Aaron’s Merger Effective Time and CCFI Merger Effective Time, respectively: (i) a letter of transmittal in customary form and containing such provisions as Katapult may reasonably specify (including a provision confirming that delivery of Aaron’s Share Certificates and CCFI Interests shall be effected, and risk of loss and title to Aaron’s Share Certificates and CCFI Interests shall pass, only upon delivery of such Aaron’s Share Certificates and CCFI Interests to the Exchange Agent); and (ii) instructions for effecting the surrender of Aaron’s Share Certificates and CCFI Interests in exchange for certificated or non-certificated book entry shares representing shares of Katapult Common Stock. Upon surrender of an Aaron’s Share Certificate or CCFI Interest to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Katapult: (A) the holder of such Aaron’s Share Certificate or CCFI Interest shall be entitled to receive in exchange therefor a certificate or book entry representing the number of whole shares of Katapult Common Stock that such holder has the right to receive pursuant to the provisions of Section 1.5(a) or Section 1.6(a), as applicable (and cash in lieu of any fractional shares of Katapult Common Stock pursuant to the provisions of Section 1.5(d) or Section 1.6(b), as applicable); and (B) the Aaron’s Share Certificate or CCFI Interest so surrendered shall be canceled. Until surrendered as contemplated by this Section 1.8(b), each Aaron’s Share Certificate or CCFI Interest shall be deemed, from and after the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), to represent only the right to receive a certificate or book entry representing shares of Katapult Common Stock (and cash in lieu of any fractional shares of Katapult Common Stock), in accordance with the Aaron’s Allocation Schedule or CCFI Allocation Schedule, as applicable. If any Aaron’s Share Certificate shall have been lost, stolen or destroyed, Katapult shall, in its discretion and as a condition precedent to the delivery of any certificate or book entry representing shares of Katapult Common Stock, require the owner of such lost, stolen or destroyed Aaron’s Share Certificate to provide an applicable affidavit and indemnification agreement with respect to such Aaron’s Share Certificate.

(c)       No dividends or other distributions declared or made with respect to Katapult Common Stock with a record date after the Closing shall be paid to the holder of any unsurrendered Aaron’s Share Certificate or CCFI Interests with respect to the Katapult Common Stock that such holder has the right to receive in the Aaron’s Merger or CCFI Merger, as applicable, until such holder surrenders such Aaron’s Share Certificate (or an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8) or CCFI Interest (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)       Any portion of the Exchange Fund that remains undistributed to holders of Aaron’s Share Certificates and CCFI Interests as of the first anniversary of the Closing Date shall be delivered to Katapult upon demand, and any holders of Aaron’s Share Certificates or CCFI Interests who have not theretofore surrendered their Aaron’s Share Certificates or CCFI Interests, as applicable, in accordance with this Section 1.8 shall thereafter look only to Katapult for satisfaction of their claims for Katapult Common Stock, cash in lieu of fractional shares of Katapult Common Stock and any dividends or distributions with respect to shares of Katapult Common Stock.

(e)       Each of the Parties, their Affiliates and agents and the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Legal Requirement and shall be entitled to request any reasonably appropriate Tax forms, including IRS Form W-9 (or the appropriate IRS Form W-8, as applicable), from any recipient of payments hereunder. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Taxing authority in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)       No party to this Agreement shall be liable to any holder of any Aaron’s Share Certificate or CCFI Interest or to any other Person with respect to any shares of Katapult Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.9.       Dissenters’ Rights.

(a)       Notwithstanding any provision of this Agreement to the contrary, shares of Aaron’s Common Stock that are outstanding immediately prior to the Aaron’s Merger Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Aaron’s Common Stock in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.5 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such shares of Aaron’s Common Stock held by them in accordance with Section 262 of the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under Section 262 of the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such shares of Aaron’s Common Stock under Section 262 of the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Aaron’s Merger Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.5.

(b)       Aaron’s shall give Katapult prompt written notice of any demands by dissenting stockholders received by Aaron’s, withdrawals of such demands and any other instruments served on Aaron’s and any material correspondence received by Aaron’s in connection with such demands.

(c)       No dissenters’ or appraisal rights shall be available with respect to the CCFI Merger.

1.10.       Further Action. If, at any time after the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, any further action is determined by the Aaron’s Surviving Corporation or the CCFI Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Aaron’s Surviving Corporation or CCFI Surviving Company with full right, title and possession of and to all rights and property of Aaron’s or CCFI (as applicable), then the officers and directors of the Aaron’s Surviving Corporation and the officers and managers of the CCFI Surviving Company shall be fully authorized, and shall use their commercially reasonable efforts (in the name of Aaron’s, Merger Sub 1, CCFI and Merger Sub 2, as applicable, and otherwise) to take such action.

1.11.       Tax Consequences.

(a)       For U.S. federal income Tax purposes, each of the Aaron’s Merger and the CCFI Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties adopt this Agreement as a “plan of reorganization” with respect to each of the Aaron’s Merger and the CCFI Merger for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which Katapult, Merger Sub 1 and Aaron’s are parties under Section 368(b) of the Code (in the case of the Aaron’s Merger), and Katapult, Merger Sub 2 and CCFI are parties under Section 368(b) of the Code (in the case of the CCFI Merger).

(b)       For U.S. federal income Tax purposes, the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, are intended to qualify as an exchange described in Section 351 of the Code.

1.12.       Illustrative Calculation. An illustrative calculation of the Aaron’s Total Share Amount, Aaron’s Merger Share Amount, Aaron’s MIP Rollover Interests, CCFI Total Share Amount, CCFI Merger Share Amount, CCFI Warrant Amount and CCFI MIP Rollover Interests is attached to this Agreement as Schedule 1.12.

1.13.       Aaron’s Transaction Expense Amount. Promptly after the consummation of the Mergers on the Closing Date, Katapult shall pay the Aaron’s Transaction Expense Amount to the holders of Aaron’s Common Stock as of immediately prior to the effectiveness of the Aaron’s MIP Exchange.

Article 2

REPRESENTATIONS AND WARRANTIES OF AARON’S

Aaron’s represents and warrants to Katapult and CCFI as follows, except as set forth in the written disclosure schedule delivered by Aaron’s to Katapult and CCFI (the “Aaron’s Disclosure Schedule”). The Aaron’s Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 2.

The disclosures in any section or subsection of the Aaron’s Disclosure Schedule shall qualify other sections and subsections in this Article 2 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Aaron’s Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in an Aaron’s Material Adverse Effect, or is outside the Ordinary Course of Business.

2.1.       Subsidiaries; Due Organization; Etc.

(a)       Aaron’s has no Subsidiaries, except for the Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule (the “Aaron’s Subsidiaries”).

(b)       Each of Aaron’s and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not be reasonably expected to have, individually or in the aggregate, an Aaron’s Material Adverse Effect, and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.  Aaron’s is not an Affiliate of CCFI.

(c)       Each of Aaron’s and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not be reasonably expected to have, an Aaron’s Material Adverse Effect.

(d)       Neither Aaron’s nor any of the other Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 2.1(a) of the Aaron’s Disclosure Schedule. Aaron’s has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2.       Organizational Documents and Codes of Conduct. Aaron’s has made available to Katapult and CCFI accurate and complete copies of the certificates of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Aaron’s and each Aaron’s Subsidiary. Neither Aaron’s nor any Aaron’s Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

2.3.       Capitalization, Etc.

(a)       The authorized capital stock of Aaron’s as of the date of this Agreement consists of 1,000,000 shares of common stock, par value $0.01 per share (the “Aaron’s Common Stock”). As of the date of this Agreement: (i) 100 shares of Aaron’s Common Stock were issued and outstanding, and (ii) no shares of Aaron’s Common Stock were held in the treasury of Aaron’s.

(b)       All of the outstanding shares of Aaron’s Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable. Except as set forth in Section 2.3(b)(i) of the Aaron’s Disclosure Schedule, none of the outstanding shares of Aaron’s Common Stock are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Aaron’s Common Stock are subject to any right of first refusal in favor of Aaron’s. Except as contemplated herein or as set forth in Section 2.3(b) of the Aaron’s Disclosure Schedule, there is no Aaron’s Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Aaron’s Common Stock. Aaron’s is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Aaron’s Common Stock or other securities. Section 2.3(b)(ii) of the Aaron’s Disclosure Schedule accurately and completely describes all repurchase rights held by Aaron’s with respect to shares of Aaron’s Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)       Except as set forth in Section 2.3(c) of the Aaron’s Disclosure Schedule, Aaron’s does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.

(d)       Except as set forth in Section 2.3(d) of the Aaron’s Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Aaron’s or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Aaron’s or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Aaron’s or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Aaron’s or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Aaron’s or any of its Subsidiaries.

(e)       All outstanding shares of Aaron’s Common Stock, as well as all options, warrants and other securities of Aaron’s, have been issued and granted in material compliance with

(i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. Except as identified on Section 2.3(d) of the Aaron’s Disclosure Schedule, there are no warrants to purchase capital stock of Aaron’s outstanding on the date of this Agreement.

(f)       Section 2.3(f) of the Aaron’s Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all outstanding Aaron’s PCU Awards and Aaron’s RCG Awards, including with respect to each such Aaron’s PCU Award and Aaron’s RCG Award, (i) the holder, (ii) the date of grant, (iii) the amount payable by Aaron’s under each Aaron’s PCU Award (assuming the applicable performance measures are achieved at target) and Aaron’s RCG Award as of the date of this Agreement, (iv) if applicable, the date on which each Aaron’s PCU Award and Aaron’s RCG Award expires, and (v) the aggregate amount, taken as a whole, that would be payable by Aaron’s pursuant to each such Aaron’s PCU Award and Aaron’s RCG Award on the Closing Date, assuming the Closing has occurred and with respect to the Aaron’s PCU Awards assuming the applicable performance measures are achieved at target.

2.4.       Financial Statements.

(a)       Section 2.4(a) of the Aaron’s Disclosure Schedule includes true and complete copies of (i) Aaron’s audited consolidated balance sheet at December 31, 2023, (ii) Aaron’s audited consolidated balance sheet at December 31, 2024, (iii) the Aaron’s Unaudited Interim Balance Sheet, (iv) Aaron’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2023, (v) Aaron’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2024, and (vi) Aaron’s unaudited statements of income and cash flow for the nine (9) months ended September 30, 2025 and for the corresponding period in the prior fiscal year (collectively, the “Aaron’s Financials”). The Aaron’s Financials (A) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the footnotes to such Aaron’s Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with Aaron’s past practice unless otherwise noted therein throughout the periods indicated and (B) fairly present in all material respects the financial condition and operating results of Aaron’s and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)       Each of Aaron’s and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Aaron’s and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)       Section 2.4(c) of the Aaron’s Disclosure Schedule lists, and Aaron’s has made available to Katapult and CCFI accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by Aaron’s or any of its Subsidiaries since January 1, 2023.

(d)       Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of Aaron’s, Aaron’s, the Aaron’s Board or any committee thereof. Since January 1, 2023, Aaron’s has not identified, nor have Aaron’s independent auditors identified to Aaron’s, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Aaron’s and its Subsidiaries, (ii) any fraud, whether or not material, that involves Aaron’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Aaron’s and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.

2.5.       Absence of Changes. Except as set forth in Section 2.5 of the Aaron’s Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Aaron’s has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Aaron’s or any Aaron’s Subsidiary, taken as a whole (whether or not covered by insurance), (b) any Aaron’s Material Adverse Effect or any event or development that, individually or in the aggregate, would be reasonably expected to have an Aaron’s Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Katapult and CCFI pursuant to Section 5.3(b).

2.6.       Title to Assets. Each of Aaron’s and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Aaron’s or an Aaron’s Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.

2.7.       Real Property; Leasehold. All real property or interests in real property (including leaseholds created under any real property leases) owned by Aaron’s or any Aaron’s Subsidiary are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.

2.8.       Intellectual Property.

(a)       Section 2.8(a) of the Aaron’s Disclosure Schedule lists all Aaron’s Registered Intellectual Property, including the jurisdictions in which each such item of Aaron’s Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Aaron’s Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Aaron’s Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Aaron’s Registered Intellectual Property and recording the Aaron’s ownership interests therein.

(b)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s and its Subsidiaries own each item of Aaron’s-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.

(c)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, the Aaron’s-Owned IP Rights are valid and enforceable.

(d)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, (i) to the Knowledge of Aaron’s, the operation of the business of Aaron’s and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, Aaron’s has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.

(e)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, (i) to the Knowledge of Aaron’s, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Aaron’s-Owned IP Rights, by any third party and (ii) as of the date hereof, Aaron’s has not instituted any Legal Proceedings for infringement or misappropriation of any Aaron’s-Owned IP Rights.

(f)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, each consultant and employee involved in the creation of any material Aaron’s-Owned IP Rights for Aaron’s has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to Aaron’s and/or an Aaron’s Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment, and contains confidentiality provisions protecting confidential information of Aaron’s (or such employee has executed a separate agreement that contains such confidentiality provisions or is subject to comparable professional obligations of confidentiality) and, with respect to such consultants (to the extent it was Aaron’s intention to own such Intellectual Property), or otherwise grants Aaron’s and/or Aaron’s Subsidiary sufficient rights to, assigns to Aaron’s and/or an Aaron’s Subsidiary all Intellectual Property that is developed by such consultants in the course of performing services for Aaron’s or any Aaron’s Subsidiaries.

(g)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of the Aaron’s-Owned IP Rights.

(h)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of

Aaron’s obligations under this Agreement will cause (i) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any material Aaron’s IP Right or (ii) additional payment obligations by Aaron’s in order to use or exploit Aaron’s IP Rights to the same extent as Aaron’s was permitted before the date hereof.

(i)       Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Aaron’s-Owned IP Rights that Aaron’s intends to retain as confidential and the value of which to Aaron’s business is contingent upon maintaining the confidentiality thereof (“Aaron’s Confidential Information”). Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, all use and/or disclosure of Aaron’s Confidential Information to a third party has been pursuant to the terms of a written Contract between Aaron’s or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, Aaron’s has not experienced any breach of security or unauthorized access by third parties to Aaron’s Confidential Information and any Aaron’s Confidential Information in Aaron’s or any of its Subsidiaries’ possession, custody or control.

(j)       Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 2.8 are the only representations and warranties made by Aaron’s that address matters relating to Intellectual Property.

2.9.       Agreements, Contracts and Commitments.

(a)       Section 2.9 of the Aaron’s Disclosure Schedule identifies, as of the date hereof:

(i)       each Aaron’s Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by Aaron’s or the Aaron’s Subsidiaries, except to the extent general principles of wrongful termination law may limit Aaron’s, Aaron’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;

(ii)       any collective bargaining agreement or other Aaron’s Contract with any labor union, labor organization, or works council (each an “Aaron’s Labor Agreement”);

(iii)       any Aaron’s Contract that is a settlement, conciliation or similar agreement with any Governmental Authority entered into in the last two years or pursuant to which Aaron’s or any Aaron’s Subsidiary will have any material outstanding obligation after the date of this Agreement;

(iv)       each Aaron’s Employee Plan (as defined below), any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);

(v)       each Aaron’s Contract containing any covenant limiting the freedom of Aaron’s, its Subsidiaries or the Aaron’s Surviving Corporation to engage in any line of business or compete with any Person, in a manner that would be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole;

(vi)       each Aaron’s Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;

(vii)       each Aaron’s Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $500,000;

(viii)       each Aaron’s Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of Aaron’s or any Aaron’s Subsidiary or any loans or debt obligations with officers or directors of Aaron’s;

(ix)       all material Contracts pursuant to which Aaron’s or an Aaron’s Subsidiary grants any Person a license under any Aaron’s IP Rights, other than non-exclusive licenses granted in the Ordinary Course of Business;

(x)       other than generally available commercial end-user licenses to software, all Contracts pursuant to which Aaron’s or an Aaron’s Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;

(xi)       each Aaron’s Contract (A) appointing a third party to distribute any Aaron’s product, service or technology (identifying any that contain exclusivity provisions); (B) under which Aaron’s or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Aaron’s or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Aaron’s or such Aaron’s Subsidiary; or (C) to license any third party to manufacture or produce any Aaron’s product, service or technology or any Contract to sell, distribute or commercialize any Aaron’s products or service, except in each case, any agreements in the Ordinary Course of Business;

(xii)       each Aaron’s Contract with any financial advisor, broker, finder or investment banker providing advisory services to Aaron’s in connection with the Contemplated Transactions;

(xiii)       each Aaron’s Related Party Contract; or

(xiv)       any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Aaron’s which involves payment or receipt by Aaron’s or its Subsidiaries under any such agreement, contract or commitment of $2,500,000 or more in the aggregate or obligations after the date of this Agreement in excess of $2,500,000 in the aggregate.

(b)       Aaron’s has made available to Katapult and CCFI accurate and complete (except for applicable redactions thereto) copies of all Aaron’s Material Contracts, including all amendments thereto. Except as set forth in Section 2.9 of the Aaron’s Disclosure Schedule, or as, individually or in the aggregate, has not had and would not be reasonably expected to have a Katapult Material Adverse Effect, neither Aaron’s nor any of its Subsidiaries has, nor to Aaron’s Knowledge, as of the date of this Agreement has any other party to an Aaron’s Material Contract, materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Aaron’s or its Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on in Section 2.9(a) of the Aaron’s Disclosure Schedule (any such agreement, contract or commitment, a “Aaron’s Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Aaron’s, any Aaron’s Subsidiary or the Aaron’s Surviving Corporation to any Person under any Aaron’s Material Contract that would be material to Aaron’s and the Aaron’s Subsidiaries, taken as a whole.

2.10.       Liabilities. Neither Aaron’s nor any Aaron’s Subsidiary has any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise required to be reflected in the financial statements in accordance with GAAP (each a “Liability”), except for: (a) Liabilities identified as such in the Aaron’s Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Aaron’s or its Subsidiaries since the date of the Aaron’s Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Aaron’s or any Aaron’s Subsidiary under Aaron’s Contracts, including the reasonably expected performance of such Aaron’s Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 2.10 of the Aaron’s Disclosure Schedule and (f) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.

2.11.       Compliance; Permits.

(a)       Aaron’s and each Aaron’s Subsidiary are, and since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Aaron’s, threatened against Aaron’s or any Aaron’s Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon Aaron’s or any Aaron’s Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Aaron’s or any Aaron’s Subsidiary, any acquisition of material property by Aaron’s or any Aaron’s Subsidiary or the conduct of business by Aaron’s or any Aaron’s Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not have an Aaron’s Material Adverse Effect, (ii) is reasonably likely to have an Aaron’s Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.

(b)       Aaron’s and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Aaron’s (the “Aaron’s Permits”) as currently conducted. Each of Aaron’s and each Aaron’s Subsidiary is in material compliance with the terms of Aaron’s Permits. Except as, individually or in the aggregate, has not had and would not have an Aaron’s Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Aaron’s, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Aaron’s Permit.

2.12.       Anti-Corruption Compliance; Trade Control Laws and Sanctions.

(a)       For the past three (3) years, Aaron’s, and its directors, officers and employees, and, to the Knowledge of Aaron’s, its agents, Representatives and other Persons acting on behalf of Aaron’s have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.

(b)       For the past three (3) years, Aaron’s has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)       None of Aaron’s, nor any director, officer or, to Aaron’s Knowledge, employee or agent of Aaron’s is a Sanctioned Person.

(d)       There are no pending, or, to the Knowledge of Aaron’s, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Aaron’s with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, Aaron’s has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.

(e)       For the past three (3) years, Aaron’s has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Aaron’s, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Aaron’s were, have been and are executed only in accordance with management’s general or specific authorization.

2.13.       Tax Matters.

(a)       All income and other material Tax Returns required to have been filed by Aaron’s and each Aaron’s Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where Aaron’s or any Aaron’s Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)       All material Taxes due and owing by Aaron’s or any Aaron’s Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of Aaron’s and any Aaron’s Subsidiary have been reserved for on the Aaron’s Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Aaron’s Unaudited Interim Balance Sheet, neither Aaron’s nor any Aaron’s Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)       Aaron’s and each Aaron’s Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)       There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Aaron’s Unaudited Interim Balance Sheet) upon any of the assets of Aaron’s or any Aaron’s Subsidiary.

(e)       No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Aaron’s or any Aaron’s Subsidiary which agreement or ruling would be effective after the Closing Date.

(f)       No deficiencies for Taxes with respect to Aaron’s or any Aaron’s Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Aaron’s or any Aaron’s Subsidiary. Neither Aaron’s nor any Aaron’s Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.

(g)       Aaron’s has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)       Neither Aaron’s nor any Aaron’s Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(i)       Neither Aaron’s nor any Aaron’s Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Aaron’s or an Aaron’s Subsidiary). Neither Aaron’s nor any Aaron’s Subsidiary has any Liability for the Taxes of any Person (other than Aaron’s and any Aaron’s Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(j)       Neither Aaron’s nor any Aaron’s Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or in each case any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the Aaron’s Merger Effective Time.

(k)       Neither Aaron’s nor any Aaron’s Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)       Neither Aaron’s nor any Aaron’s Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)       Neither Aaron’s nor any Aaron’s Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither Aaron’s nor any Aaron’s Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(n)       Neither Aaron’s nor any Aaron’s Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.

(o)       No power of attorney that has been granted by Aaron’s or any Aaron’s Subsidiary with respect to a Tax matter is currently in effect.

2.14.       Employee Benefit Plans.

(a)       Section 2.14(a)(1) of the Aaron’s Disclosure Schedule lists all material Aaron’s Employee Plans. “Aaron’s Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of Aaron’s or the Aaron’s Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by Aaron’s or the Aaron’s Subsidiaries, or with respect to which Aaron’s or the Aaron’s Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).

(b)       Aaron’s has made available to Katapult and CCFI a true and complete copy of each material Aaron’s Employee Plan and has made available to Katapult and CCFI a true and complete copy of each material plan document (or, for any unwritten Aaron’s Employee Plan, a written description of the material terms of such Aaron’s Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such Aaron’s Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Aaron’s nor any Aaron’s Subsidiary has any commitment (A) to create, enter into, incur material liability with respect to or cause to exist any other material Employee Plan, (B) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (C) to materially modify, change or terminate any Aaron’s Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.

(c)       No Aaron’s Employee Plan is, and neither Aaron’s nor any of its ERISA Affiliates maintains, contributes to or is required to contribute to, has ever maintained, contributed to, or had any liability or obligation to contribute to, or has or has had any liability (fixed contingent or otherwise) under or with respect to any plan or arrangement that is, whether or not terminated: (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code or Section 210 of ERISA), (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a funded welfare benefit plan within the meaning of or Section 419 of the Code, or (v) any plan that is subject to Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA or a “defined benefit” plan within the meaning of Section 414(j) of the Code or Section 3(35) of ERISA (whether or not subject thereto) (each, an “ERISA Plan”).

(d)       None of the Aaron’s Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of Aaron’s or any Aaron’s Subsidiary, except as required by COBRA for which the participant pays the full amount of the required premiums or contributions.

(e)       Except as provided in this Agreement or as set forth in Section 2.14(e) of the Aaron’s Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of Aaron’s or the Aaron’s Subsidiaries to any payment or benefit, severance, forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any Aaron’s Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Aaron’s Employee Plan, (iii) trigger any obligation to fund any Aaron’s Employee Plan, (iv) limit the right to merge, amend or terminate any Aaron’s Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Aaron’s and the Aaron’s Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.

(f)       No current or former director, employee, or consultant of Aaron’s or the Aaron’s Subsidiaries is entitled to receive a tax gross-up or “make-whole” payment with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(g)       Each Aaron’s Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Aaron’s and the Aaron’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Aaron’s, there is no material default or material violation by any party to, any Aaron’s Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any Aaron’s Employee Plan (other than routine claims for benefits in the Ordinary Course of Business), and to the Knowledge of Aaron’s, there is no reasonable basis for any such Legal Proceeding or claim.

(h)       Each Aaron’s Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the IRS with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any Aaron’s Employee Plan to lose such qualification.

(i)       There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any Aaron’s Employee Plan that would reasonably be expected to result in material liability to Aaron’s or any Aaron’s Subsidiaries. All contributions, premiums or payments required to be made with respect to any Aaron’s Employee Plan have been timely made, except as would not result in material liability to Aaron’s or the Aaron’s Subsidiaries.

(j)       Each Aaron’s Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no material Taxes or interest is due and owing in respect of such Aaron’s Employee Plan failing to be in compliance therewith. No Aaron’s Employee Plan is, has been or would be, as applicable, subject to any material tax, penalty or interest under Section 409A of the Code.

(k)       No Aaron’s Employee Plan is an International Plan.

(l)       Aaron’s, the Aaron’s Subsidiaries and each Aaron’s Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the Patient Protection and Affordable Care Act of 2010, as amended, and all regulations and guidance issued thereunder (collectively, the “ACA”). No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject Aaron’s, any Aaron’s Subsidiary or any Aaron’s Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.

2.15.       Labor and Employment.

(a)       Aaron’s and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime, employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1998, as amended or any similar Laws (“WARN Act”)), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have an Aaron’s Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of Aaron’s, threatened or reasonably anticipated before the U.S. Equal Employment Opportunity Commission (the “EEOC”), any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Aaron’s or any Aaron’s Subsidiary, which would have an Aaron’s Material Adverse Effect, except as described on Section 2.15(a) of the Aaron’s Disclosure Schedule. Neither Aaron’s nor any Aaron’s Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have an Aaron’s Material Adverse Effect. Neither Aaron’s nor any Aaron’s Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Aaron’s or any Aaron’s Subsidiary, and to the Knowledge of Aaron’s, no such investigation or inquiry is in progress, in each case, which would have an Aaron’s Material Adverse Effect. The employment of all employees of Aaron’s and its Subsidiaries is terminable at will without cost or liability to Aaron’s or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 2.15(a) of the Aaron’s Disclosure Schedule.

(b)       Aaron’s has made available to Katapult and CCFI a list of each employee and consultant that provides services to Aaron’s or any Aaron’s Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of Aaron’s, no Key Employee has advised Aaron’s or any Aaron’s Subsidiary of his or her intention to terminate his or her relationship as an employee of Aaron’s or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 2.15(b) of the Aaron’s Disclosure Schedule, Aaron’s and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 2.15(b) of the Aaron’s Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Aaron’s or any Aaron’s Subsidiary.

(c)       To the Knowledge of Aaron’s, no current or former employee, officer, director, or natural person independent contractor of Aaron’s or any Aaron’s Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer, director or independent contractor of Aaron’s or Aaron’s Subsidiary, or (ii) the ability of Aaron’s or any Aaron’s Subsidiary to conduct its business, in each case, in any manner that would have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no employee, officer, director, or natural person independent contractor of Aaron’s is in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to Aaron’s or any Aaron’s Subsidiary; or (ii) owed to any third party with respect to such person’s rights to be employed or engaged by Aaron’s or an Aaron’s Subsidiary, in each case, which would have an Aaron’s Material Adverse Effect.

(d)       There are no material controversies pending or, to the Knowledge of Aaron’s, threatened between Aaron’s or any Aaron’s Subsidiary and any of their respective present or former employees or independent contractors.

(e)       Neither Aaron’s nor any Aaron’s Subsidiary is a party to, nor bound by, any Aaron’s Labor Agreement; and, to the Knowledge of Aaron’s, none of the employees or natural person independent contractors of Aaron’s or any Aaron’s Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of Aaron’s, there are, and in the past five (5) years, there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.

(f)       There are, and, for the past five (5) years, there have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against Aaron’s or any Aaron’s Subsidiary, including pending, or, to the Knowledge of Aaron’s, threatened, against Aaron’s or any Aaron’s Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of Aaron’s or any Aaron’s Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Aaron’s, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage lockout, picketing, handbilling, or other material labor dispute, or, to the Knowledge of Aaron’s, threat thereof, by or with respect to any employees of Aaron’s or any Aaron’s Subsidiary.

(g)       Except as would not result in material liability to Aaron’s, in the past three (3) years, all individuals who are or were performing consulting or other services for Aaron’s or any Aaron’s Subsidiary have been correctly classified by Aaron’s or Aaron’s Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Aaron’s or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for Aaron’s or any Aaron’s Subsidiary have been correctly classified by Aaron’s or Aaron’s Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(h)       In the past five (5) years, Aaron’s and each Aaron’s Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Aaron’s and each Aaron’s Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither Aaron’s nor any Aaron’s Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of Aaron’s or any Aaron’s Subsidiary.

2.16.       Environmental Matters. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s and each Aaron’s Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Aaron’s of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Aaron’s nor any Aaron’s Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that Aaron’s or any Aaron’s Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Aaron’s, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of Aaron’s: (a) no current or prior owner of any property currently or then leased or controlled by Aaron’s or any of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by Aaron’s or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Aaron’s or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither Aaron’s nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have an Aaron’s Material Adverse Effect.

2.17.       Insurance. Aaron’s has made available to Katapult and CCFI accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Aaron’s and each Aaron’s Subsidiary. Each of the insurance policies is in full force and effect and Aaron’s and each Aaron’s Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Aaron’s nor any Aaron’s Subsidiary has received any written notice or other written communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Aaron’s, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Aaron’s or any Aaron’s Subsidiary outside the ordinary course that would reasonably be expected to have an Aaron’s Material Adverse Effect. Except for such matters as are not material to Aaron’s and the Aaron’s Subsidiaries, taken as a whole, Aaron’s and each Aaron’s Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Aaron’s or any Aaron’s Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Aaron’s, informed Aaron’s or any Aaron’s Subsidiary of its intent to do so.

2.18.       Legal Proceedings; Orders.

(a)       Except as set forth in Section 2.18(a) of the Aaron’s Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of Aaron’s, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Aaron’s or any of its Subsidiaries, any director or officer of Aaron’s (in his or her capacity as such) or any of the material assets owned or used by Aaron’s or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate as had not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.

(b)       As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which Aaron’s or any Aaron’s Subsidiary, or any of the material assets owned or used by Aaron’s or any Aaron’s Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect. To the Knowledge of Aaron’s, no officer or other Key Employee of Aaron’s or any Aaron’s Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Aaron’s or any Aaron’s Subsidiary or to any material assets owned or used by Aaron’s or any Aaron’s Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have an Aaron’s Material Adverse Effect.

2.19.       Authority; Binding Nature of Agreement. Aaron’s has all necessary corporate power and authority to enter into this Agreement and to consummate the Contemplated Transactions. Aaron’s Board (at one or more meetings duly called and held) has: (a) determined that the Contemplated Transactions are advisable and fair to and in the best interests of Aaron’s and its stockholders; (b) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Contemplated Transactions, subject to the Required Aaron’s Stockholder Vote; and (c) recommended the adoption and approval of this Agreement by the holders of Aaron’s Common Stock. This Agreement has been duly executed and delivered by Aaron’s and, assuming the due authorization, execution and delivery by Katapult and CCFI, constitutes the legal, valid and binding obligation of Aaron’s, enforceable against Aaron’s in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and

(ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “General Enforceability Exceptions”).

2.20.       Vote Required. The affirmative vote of the holders of a majority of the shares of Aaron’s Common Stock that are issued and outstanding on the record date for the Aaron’s Stockholder Written Consent (the “Required Aaron’s Stockholder Vote”) is the only vote of the holders of any class or series of Aaron’s Common Stock necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 6.2(a).

2.21.       Non-Contravention; Consents. Subject to Section 2.21 of the Aaron’s Disclosure Schedule, and subject to obtaining the Required Aaron’s Stockholder Vote, the filing of the Aaron’s Certificate of Merger required by the DGCL and any filings or notifications that may be required in connection with the Aaron’s Merger under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Aaron’s, nor (y) the consummation of the Aaron’s Merger, will directly or indirectly (with or without notice or lapse of time):

(a)       contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Aaron’s;

(b)       contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Aaron’s, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Aaron’s or its Subsidiaries, or any of the assets owned or used by Aaron’s or its Subsidiaries, is subject;

(c)       contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Aaron’s or its Subsidiaries or that otherwise relates to the business of Aaron’s or its Subsidiaries or to any of the material assets owned or used by Aaron’s or its Subsidiaries;

(d)       contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Aaron’s Material Contract, except for any breach or default, that would not reasonably be expected to result in an Aaron’s Material Adverse Effect; or

(e)       result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Aaron’s or its Subsidiaries, except as would not reasonably be expected to result in an Aaron’s Material Adverse Effect.

Except (i) for any Consent set forth in Section 2.21 of the Aaron’s Disclosure Schedule under any Aaron’s Contract, (ii) the filing of the Aaron’s Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither Aaron’s nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in an Aaron’s Material Adverse Effect in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Aaron’s Merger.

2.22.       No Financial Advisor. Except as set forth in Section 2.22 of the Aaron’s Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Aaron’s or any of its Subsidiaries.

2.23.       Privacy. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, Aaron’s has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Aaron’s or by third parties that collect or have access to Personal Information on behalf of Aaron’s. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with Aaron’s privacy policies. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, to the Knowledge of Aaron’s, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, used or held for use by or on behalf of Aaron’s. Except as would not reasonably be expected to have an Aaron’s Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to Aaron’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Aaron’s.

2.24.       Disclosure. The information supplied by Aaron’s and each Aaron’s Subsidiary for inclusion in the Proxy Statement/Prospectus (including any Aaron’s Financials) will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

2.25.       Rent-to-Own Business.

(a)       Aaron’s Rental Contract Forms. Aaron’s has made available to Katapult and CCFI copies of each material form of lease-to-own or rent-to-own Contract used in the businesses of Aaron’s or any of its Subsidiaries as of December 7, 2025 (each, a “Aaron’s Rental Contract Form”). Each Aaron’s Rental Contract Form, and each Aaron’s Material Contract entered into thereunder, complies in all material respects with applicable state Laws governing rental-purchase, lease-to-own or rent-to-own transactions with consumers in the jurisdiction(s) in which such Aaron’s Rental Contract Form or Aaron’s Material Contract is used. When validly executed by a customer of Aaron’s or any of its Subsidiaries, the Aaron’s Material Contract entered into based on the applicable Aaron’s Rental Contract Form represents a legal, valid and binding obligation of the customer named therein, enforceable in accordance with its terms, subject to applicable General Enforceability Exceptions.

(b)       No Credit Products or Consumer Financial Products or Services. The Aaron’s Rental Contract Forms and the Aaron’s Material Contracts entered into thereunder do not constitute loans, credit sales, or the extension of credit under applicable Laws governing loans or the extension of credit.

2.26.       Franchise Matters.

(a)        Each Franchise Agreement, and the administration and relationship of such Franchise Agreement, complies in all material respects with all applicable Laws. Each Franchise Disclosure Document of the Franchise System that Aaron’s or any of its Subsidiaries has used to offer or sell Franchises since January 1, 2023 has contained all material information required by Franchise Laws and has otherwise been prepared and delivered to prospective Franchisees in compliance in all material respects with Franchise Laws. Except as specifically set forth in a Franchise Agreement for a Franchised Location, neither Aaron’s nor any of its Subsidiaries has granted any right of first refusal, option, protected territory, expansion right, or other similar right or arrangement to a Franchisee or other Person. No stop order, investigation, enforcement action, or other Legal Proceeding is pending or, to the Knowledge of Aaron’s, threatened, that would prohibit, impede, or otherwise restrict Aaron’s or any of its Subsidiaries’ ability to offer, sell, or operate Franchises or enter into Franchise Agreements in any jurisdiction. Aaron’s and its Subsidiaries are (and have been at all times since January 1, 2023) in compliance in all material respects with Franchise Laws in connection with the offer or sale of Franchises, the ongoing relationships with Franchisees, and the termination, non-renewal and transfers of Franchises, including by retaining properly-signed Franchise Disclosure Documents of the Franchise System and receipts required by applicable Franchise Laws evidencing compliance in all material respects with disclosure waiting periods under the applicable Franchise Laws.

(b)       Section 2.26(b) of the Aaron’s Disclosure Schedule sets forth a true and complete list of the currently existing store locations operated by Franchisees pursuant to Franchise Agreements that are part of the Franchise System (each, a “Franchised Location”), indicating with respect to each Franchised Location, the name of the Franchisee, the address of the Franchised Location and the scheduled expiration date of the Franchise Agreement evidencing such Franchised Location. Each Franchise Agreement is in substantially the same form as the form of Franchise Agreement attached to the Franchise Disclosure Document of the Franchise System issued at the time such Franchise Agreement was signed. Aaron’s has made available to Katapult and CCFI all Franchise Agreements that are in effect as of the date of this Agreement. Each Franchise Agreement is valid, binding, and enforceable against the Franchisee party thereto, subject only to the General Enforceability Exceptions. To the Knowledge of Aaron’s, no Franchisee is in material default under its Franchise Agreement, and neither Aaron’s nor any of its Subsidiaries is in material default thereunder.

(c)       The execution, delivery and performance of this Agreement by Aaron’s do not and will not result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would constitute a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Franchise Agreement or related document to which Aaron’s or any of its Subsidiaries is a party or by which Aaron’s or any of its Subsidiaries or its or any of their respective properties are bound, except, for any such breach, violation, default, loss, right, termination, cancellation, amendment, acceleration or other occurrence that would not have an Aaron’s Material Adverse Effect.

2.27.       Related Party Transactions. There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Aaron’s or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of Aaron’s or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Aaron’s Common Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Aaron’s) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Aaron’s Related Party Contracts”).

2.28.       No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Aaron’s nor any other Person on behalf of Aaron’s makes any express or implied representation or warranty with respect to Aaron’s or with respect to any other information provided to Katapult, CCFI, Merger Sub 1 or Merger Sub 2 in connection with the transactions contemplated hereby.

2.29.       Disclaimer of Other Representations and Warranties. Aaron’s acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 is not making and has not made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of Aaron’s or its Representatives is relying on or entitled to rely on any representation or warranty of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 except for those expressly set forth in this Agreement, (b) no Person has been authorized by Katapult, CCFI, Merger Sub 1 or Merger Sub 2 to make any representation or warranty relating to Katapult, CCFI, Merger Sub 1 or Merger Sub 2 or their respective businesses, and if made, such representation or warranty must not be relied upon by Aaron’s as having been authorized by Katapult, CCFI, Merger Sub 1 or Merger Sub 2 and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Aaron’s or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Article 3

REPRESENTATIONS AND WARRANTIES OF CCFI

CCFI represents and warrants to Katapult and Aaron’s as follows, except as set forth in the written disclosure schedule delivered by CCFI to Katapult and Aaron’s (the “CCFI Disclosure Schedule”). The CCFI Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 3.

The disclosures in any section or subsection of the CCFI Disclosure Schedule shall qualify other sections and subsections in this Article 3 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the CCFI Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a CCFI Material Adverse Effect, or is outside the Ordinary Course of Business.

3.1.       Subsidiaries; Due Organization; Etc.

(a)       CCFI has no Subsidiaries, except for the Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule (the “CCFI Subsidiaries”).

(b)       Each of CCFI and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not be reasonably expected to have, individually or in the aggregate, a CCFI Material Adverse Effect and has all necessary corporate or limited liability company power and authority to conduct its business in the manner in which its business is currently being conducted. CCFI is not an Affiliate of Aaron’s.

(c)       Each of CCFI and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not be reasonably expected to have a CCFI Material Adverse Effect.

(d)       Neither CCFI nor any of the other Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule owns any capital stock of, or any equity interest of any other nature in, any other Entity, other than the Entities identified in Section 3.1(a) of the CCFI Disclosure Schedule. CCFI has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2.       Organizational Documents and Codes of Conduct. CCFI has made available to Katapult and Aaron’s accurate and complete copies of the certificates of formation or incorporation (as applicable), bylaws and other charter and organizational documents, including all amendments thereto, for CCFI and each CCFI Subsidiary. Neither CCFI nor any CCFI Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

3.3.       Capitalization, Etc.

(a)       The issued and outstanding units of CCFI as of the date of this Agreement consists of (i) 1,660,053,027 issued and outstanding Class D Preferred Units, (ii) 89,833,313 issued and outstanding Class A Common Units, (iii) 442,825 issued and outstanding Class C Common

Units, and (iv) 5,573,073 issued Class M Common Units, 5,529,075 of which are outstanding and 43,998 of which are held in treasury.

(b)       All of the issued and outstanding CCFI Units have been validly issued in accordance with the CCFI Organizational Documents and are fully paid. Except as set forth in Section 3.3(b) of the CCFI Disclosure Schedule, none of the outstanding CCFI Units are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding CCFI Units are subject to any right of first refusal in favor of CCFI. Except as contemplated herein or as set forth in Section 3.3(b) of the CCFI Disclosure Schedule, there is no CCFI Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any CCFI Units. CCFI is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding CCFI Units or other securities.

(c)       Except as set forth in Section 3.3(c) of the CCFI Disclosure Schedule, CCFI does not have any stock option plan or any other equity or equity-based plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person. Section 3.3(c) of the CCFI Disclosure Schedule sets forth the following information with respect to each CCFI Phantom Unit outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of CCFI Units subject to such CCFI Phantom Unit; (C) the date on which such CCFI Phantom Units were granted; and (D) the applicable vesting schedule, including the number of vested and unvested CCFI Units subject to such CCFI Phantom Units.

(d)       Section 3.3(d) of the CCFI Disclosure Schedule sets forth the following information with respect to each CCFI Warrant and each CCFI Option outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of CCFI Units subject to such CCFI Option or Warrant at the time of grant; (C) the date on which such CCFI Option or CCFI Warrant was granted; and (D) the applicable vesting schedule (if any), including the number of vested and unvested CCFI Units subject to such CCFI Option or CCFI Warrants. Except for the outstanding options to purchase CCFI Units as set forth in Section 3.3(d) of the CCFI Disclosure Schedule (the “CCFI Options”) and the outstanding warrants to purchase CCFI Units as set forth in Section 3.3(d) of the CCFI Disclosure Schedule (the “CCFI Warrants”) there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any CCFI Units or other securities of CCFI or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any CCFI Units or other securities of CCFI or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which CCFI or any of its Subsidiaries is or may become obligated to sell or otherwise issue any units or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any units or other securities of CCFI or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to CCFI or any of its Subsidiaries.

(e)       All outstanding CCFI Units, CCFI Phantom Units, CCFI Options, and CCFI Warrants as well as all options, warrants and other securities of CCFI, have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. CCFI has made available to Katapult and Aaron’s accurate and complete copies of all CCFI Options and CCFI Warrants and the form of award agreement pursuant to which CCFI Units were granted. Awards of CCFI Units were granted pursuant the form award agreement made available to Katapult and Aaron’s without any material deviation.

3.4.       Financial Statements.

(a)       Section 3.4(a) of the CCFI Disclosure Schedule includes true and complete copies of (i) CCFI’s audited consolidated balance sheet at December 31, 2023, (ii) CCFI’s audited consolidated balance sheet at December 31, 2024, (iii) the CCFI Unaudited Interim Balance Sheet, (iv) CCFI’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2023, (v) CCFI’s audited consolidated statements of income, cash flow and stockholders’ equity for the year ended December 31, 2024, and (vi) CCFI’s unaudited statements of income and cash flow for the nine (9) months ended September 30, 2025 and for the corresponding period in the prior fiscal year (collectively, the “CCFI Financials”). The CCFI Financials (A) were prepared in accordance with GAAP (except as may be indicated in the footnotes to such CCFI Financials and that unaudited financial statements may not have notes thereto and other presentation items that may be required by GAAP and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount other than as may be indicated in the notes thereto) applied on a consistent basis with CCFI’s past practice unless otherwise noted therein throughout the periods indicated and (B) fairly present in all material respects the financial condition and operating results of CCFI and its consolidated Subsidiaries as of the dates and for the periods indicated therein.

(b)       Each of CCFI and its Subsidiaries maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. CCFI and each of its Subsidiaries maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(c)       Section 3.4(c) of the CCFI Disclosure Schedule lists, and CCFI has made available to Katapult and Aaron’s accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by CCFI or any of its Subsidiaries since January 1, 2023.

(d)       Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, president or general counsel of CCFI, the CCFI Board or any committee thereof. Since January 1, 2023, CCFI has not identified, nor have

CCFI’s independent auditors identified to CCFI, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by CCFI and its Subsidiaries, (ii) any fraud, whether or not material, that involves CCFI’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by CCFI and its Subsidiaries or (iii) any written claim or allegation regarding any of the foregoing.

3.5.       Absence of Changes. Except as set forth in Section 3.5 of the CCFI Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, CCFI has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of CCFI or any CCFI Subsidiary, taken as a whole (whether or not covered by insurance), (b) any CCFI Material Adverse Effect or any event or development that, individually or in the aggregate, would be reasonably expected to have a CCFI Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Katapult and Aaron’s pursuant to Section 5.4(b).

3.6.       Title to Assets. Each of CCFI and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by CCFI or a CCFI Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.

3.7.       Real Property; Leasehold. All real property or interests in real property (including leaseholds created under any real property leases) owned by CCFI or any CCFI Subsidiary are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.

3.8.       Intellectual Property.

(a)       Section 3.8(a) of the CCFI Disclosure Schedule lists all CCFI Registered Intellectual Property, including the jurisdictions in which each such item of CCFI Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such CCFI Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such CCFI Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such CCFI Registered Intellectual Property and recording the CCFI’s ownership interests therein.

(b)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI and its Subsidiaries own each item of CCFI-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.

(c)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, the CCFI-Owned IP Rights are valid and enforceable.

(d)        Except as would not reasonably be expected to have a CCFI Material Adverse Effect, (i) to the Knowledge of CCFI, the operation of the business of CCFI and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, CCFI has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.

(e)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, (i) to the Knowledge of CCFI, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material CCFI-Owned IP Rights, by any third party and (ii) as of the date hereof, CCFI has not instituted any Legal Proceedings for infringement or misappropriation of any CCFI-Owned IP Rights.

(f)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, each consultant and employee involved in the creation of any material CCFI-Owned IP Rights for CCFI has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to CCFI and/or a CCFI Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment and contains confidentiality provisions protecting confidential information of CCFI (or such employee has executed a separate agreement that contains confidentiality provisions or is subject to comparable professional obligations of confidentiality), and, with respect to such consultants, assigns to CCFI and/or a CCFI Subsidiary (to the extent it was CCFI’s intention to own such Intellectual Property), or otherwise grants CCFI and/or a CCFI Subsidiary sufficient rights to, all Intellectual Property that is developed by such consultants in the course of performing services for CCFI or any CCFI Subsidiaries.

(g)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of the CCFI-Owned IP Rights.

(h)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of CCFI’s obligations under this Agreement will cause (a) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any CCFI IP Right, or (b) additional payment obligations by CCFI in order to use or exploit CCFI IP Rights to the same extent as CCFI was permitted before the date hereof.

(i)       Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the CCFI-Owned IP Rights that CCFI intends to retain as confidential and the value of which to CCFI’s business is contingent upon maintaining the confidentiality thereof (“CCFI Confidential Information”). Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, all use and/or disclosure of CCFI Confidential Information to a third party has been pursuant to the terms of a written Contract between CCFI or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, CCFI has not experienced any breach of security or unauthorized access by third parties to CCFI Confidential Information and any CCFI Confidential Information in CCFI’s or any of its Subsidiaries’ possession, custody or control.

(j)       Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 3.8 are the only representations and warranties made by CCFI that address matters relating to Intellectual Property.

3.9.       Agreements, Contracts and Commitments.

(a)       Section 3.9 of the CCFI Disclosure Schedule identifies, as of the date hereof:

(i)       each CCFI Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by CCFI or the CCFI Subsidiaries, except to the extent general principles of wrongful termination law may limit CCFI’s, CCFI’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;

(ii)       any collective bargaining agreement or other CCFI Contract with any labor union, labor organization, or works council (each a “CCFI Labor Agreement”);

(iii)       any CCFI Contract that is a settlement, conciliation or similar agreement with any Governmental Authority entered into in the last two years or pursuant to which CCFI or any CCFI Subsidiary will have any material outstanding obligation after the date of this Agreement;

(iv)       each CCFI Employee Plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);

(v)       each CCFI Contract containing any covenant limiting the freedom of CCFI, its Subsidiaries or the CCFI Surviving Company to engage in any line of business or compete with any Person, in a manner that would be material to CCFI and the CCFI Subsidiaries taken as a whole;

(vi)       each CCFI Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;

(vii)       each CCFI Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $500,000;

(viii)       each CCFI Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $500,000 or creating any material Encumbrances with respect to any assets of CCFI or any CCFI Subsidiary or any loans or debt obligations with officers or directors of CCFI;

(ix)       all material Contracts pursuant to which CCFI or a CCFI Subsidiary grants any Person a license under any CCFI IP Rights, other than licenses granted in the Ordinary Course of Business;

(x)       other than generally available commercial end-user licenses to software, all Contracts pursuant to which CCFI or a CCFI Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;

(xi)       each CCFI Contract (A) appointing a third party to distribute any CCFI product, service or technology (identifying any that contain exclusivity provisions); (B) under which CCFI or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which CCFI or its Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by CCFI or such CCFI Subsidiary; or (C) to license any third party to manufacture or produce any CCFI product, service or technology or any Contract to sell, distribute or commercialize any CCFI products or service, except in each case, any agreements in the Ordinary Course of Business;

(xii)       each CCFI Contract with any financial advisor, broker, finder or investment banker providing advisory services to CCFI in connection with the Contemplated Transactions;

(xiii)       each CCFI Related Party Contract; or

(xiv)       any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by CCFI which involves payment or receipt by CCFI or its Subsidiaries under any such agreement, contract or commitment of $2,500,000 or more in the aggregate or obligations after the date of this Agreement in excess of $2,500,000 in the aggregate.

(b)       CCFI has made available to Katapult and Aaron’s accurate and complete (except for applicable redactions thereto) copies of all CCFI Material Contracts, including all amendments thereto. Except as set forth in Section 3.9 of the CCFI Disclosure Schedule, or as, individually or in the aggregate, has not had and would not reasonably be expected to have a CCFI Material Adverse Effect, neither CCFI nor any of its Subsidiaries has, nor to CCFI’s Knowledge, as of the date of this Agreement has any other party to a CCFI Material Contract, materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which CCFI or its Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on Section 3.9(a) of the CCFI Disclosure Schedule (any such agreement, contract or commitment, a “CCFI Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from CCFI, any CCFI Subsidiary or the CCFI Surviving Company to any Person under any CCFI Material Contract that would be material to CCFI and the CCFI Subsidiaries, taken as a whole.

3.10.       Liabilities. Neither CCFI nor any CCFI Subsidiary has any Liability, except for: (a) Liabilities identified as such in the CCFI Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by CCFI or its Subsidiaries since the date of the CCFI Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of CCFI or any CCFI Subsidiary under CCFI Contracts, including the reasonably expected performance of such CCFI Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 3.10 of the CCFI Disclosure Schedule; and (f) Liabilities that, individual or in the aggregate, have not had and would not reasonably be expected to have a CCFI Material Adverse Effect.

3.11.       Compliance; Permits.

(a)       CCFI and each CCFI Subsidiary are, since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to CCFI and CCFI’s Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of CCFI, threatened against CCFI or any CCFI Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon CCFI or any CCFI Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of CCFI or any CCFI Subsidiary, any acquisition of material property by CCFI or any CCFI Subsidiary or the conduct of business by CCFI or any CCFI Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not reasonably be expected to have a CCFI Material Adverse Effect, (ii) is reasonably likely to have a CCFI Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.

(b)       CCFI and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of CCFI (the “CCFI Permits”) as currently conducted. Each of CCFI and each CCFI Subsidiary is in material compliance with the terms of CCFI Permits. Except as, individually or in the aggregate, would not reasonably be expected to have a CCFI Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of CCFI, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any CCFI Permit.

3.12.       Anti-Corruption Compliance; Trade Control Laws and Sanctions.

(a)       For the past three (3) years, CCFI, and its directors, officers and employees, and, to the Knowledge of CCFI, its agents, Representatives and other Persons acting on behalf of CCFI have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.

(b)       For the past three (3) years, CCFI has had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)       None of CCFI, nor any director, officer or, to CCFI’s Knowledge, employee or agent of CCFI is a Sanctioned Person.

(d)       There are no pending, or, to the Knowledge of CCFI, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against CCFI with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, CCFI has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.

(e)       For the past three (3) years, CCFI has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CCFI, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of CCFI were, have been and are executed only in accordance with management’s general or specific authorization.

3.13.       Tax Matters.

(a)       All income and other material Tax Returns required to have been filed by CCFI and each CCFI Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where CCFI or any CCFI Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)       All material Taxes due and owing by CCFI or any CCFI Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of CCFI and any CCFI Subsidiary have been reserved for on the CCFI Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the CCFI Unaudited Interim Balance Sheet, neither CCFI nor any CCFI Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)       CCFI and each CCFI Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)       There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on CCFI’s Unaudited Interim Balance Sheet) upon any of the assets of CCFI or any CCFI Subsidiary.

(e)       No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to CCFI or any CCFI Subsidiary which agreement or ruling would be effective after the Closing Date.

(f)       No deficiencies for Taxes with respect to CCFI or any CCFI Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of CCFI or any CCFI Subsidiary. Neither CCFI nor any CCFI Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.

(g)       CCFI has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)       Neither CCFI nor any CCFI Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(i)       Neither CCFI nor any CCFI Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is CCFI). Neither CCFI nor any CCFI Subsidiary has any Liability for the Taxes of any Person (other than CCFI and any CCFI Subsidiary) under Treasury Regulations section 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(j)       Neither CCFI nor any CCFI Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or in each case any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the CCFI Merger Effective Time.

(k)       Neither CCFI nor any CCFI Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)       Neither CCFI nor any CCFI Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)       Neither CCFI nor any CCFI Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither CCFI nor any CCFI Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(n)       Neither CCFI nor any CCFI Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.

(o)       No power of attorney that has been granted by CCFI or any CCFI Subsidiary with respect to a Tax matter is currently in effect.

(p)       CCFI is, and has been at all times since the date of its formation, properly classified as a corporation for U.S. federal income tax purposes.

3.14.       Employee Benefit Plans.

(a)       Section 3.14(a) of the CCFI Disclosure Schedule lists all material CCFI Employee Plans. “CCFI Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of CCFI or the CCFI Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by CCFI or the CCFI Subsidiaries, or with respect to which CCFI or the CCFI Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).

(b)       CCFI has made available to Katapult and Aaron’s a true and complete copy of each material CCFI Employee Plan and has made available to Katapult and Aaron’s a true and complete copy of each material plan document (or, for any unwritten CCFI Employee Plan, a written description of the material terms of such CCFI Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such CCFI Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither CCFI nor any CCFI Subsidiary has any commitment (A) to create, enter into, incur liability with respect to or cause to exist any other material Employee Plan, program or arrangement, (B) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (C) to materially modify, change or terminate any CCFI Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.

(c)       No CCFI Employee Plan is, and neither CCFI nor any of its ERISA Affiliates maintains, contributes to, or is required to contribute to, has ever maintained, contributed to, or had any liability or obligation to contribute to, or has or has had any liability (fixed, contingent or otherwise) under or with respect to any ERISA Plan, whether or not terminated.

(d)       None of the CCFI Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of CCFI or any CCFI Subsidiary, except as required COBRA for which the participant pays the full amount of the required premiums or contributions.

(e)       Except as provided in this Agreement or as set forth in Section 3.14(e) of the CCFI Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of CCFI or the CCFI Subsidiaries to any payment or benefit, severance, forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any CCFI Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any CCFI Employee Plan, (iii) trigger any obligation to fund any CCFI Employee Plan, (iv) limit the right to merge, amend or terminate any CCFI Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to CCFI and the CCFI Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.

(f)       No current or former director, employee, or consultant of CCFI or the CCFI Subsidiaries is entitled to receive a tax gross-up or “make-whole” payment with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(g)       Each CCFI Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. CCFI and the CCFI Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of CCFI, there is no material default or material violation by any party to, any CCFI Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any CCFI Employee Plan (other than routine claims for benefits in the

Ordinary Course of Business), and to the Knowledge of CCFI, there is no reasonable basis for any such Legal Proceeding or claim.

(h)       Each CCFI Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter from the IRS with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any CCFI Employee Plan to lose such qualification.

(i)       There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any CCFI Employee Plan that would reasonably be expected to result in material liability to CCFI or any of the CCFI Subsidiaries. All contributions, premiums or payments required to be made with respect to any CCFI Employee Plan have been timely made, except as would not result in material liability to CCFI or the CCFI Subsidiaries.

(j)       Each CCFI Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no material Taxes or interest is due and owing in respect of such CCFI Employee Plan failing to be in compliance therewith. No CCFI Employee Plan is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

(k)       No CCFI Employee Plan is an International Plan.

(l)       CCFI, the CCFI Subsidiaries and each CCFI Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the ACA. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject CCFI, its Subsidiaries or any CCFI Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.

3.15.       Labor and Employment.

(a)       CCFI and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have a CCFI Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of CCFI, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of CCFI or any CCFI Subsidiary, which would have a CCFI Material Adverse Effect, except as described on Section 3.15(a) of the CCFI Disclosure Schedule. Neither CCFI nor any CCFI Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have a CCFI Material Adverse Effect. Neither CCFI nor any CCFI Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to CCFI or any CCFI Subsidiary, and to the Knowledge of CCFI, no such investigation or inquiry is in progress, in each case, which would have a CCFI Material Adverse Effect. The employment of all employees of CCFI and its Subsidiaries is terminable at will without cost or liability to CCFI or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 3.15(a) of the CCFI Disclosure Schedule.

(b)       CCFI has made available to Katapult and Aaron’s a list of each employee and consultant that provides services to CCFI or any CCFI Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of CCFI, no Key Employee has advised CCFI or any CCFI Subsidiary of his or her intention to terminate his or her relationship as an employee of CCFI or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 3.15(b) of the CCFI Disclosure Schedule, CCFI and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 3.15(b) of the CCFI Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from CCFI or any CCFI Subsidiary.

(c)       To the Knowledge of CCFI, no current or former employee, officer, director, or natural person independent contractor of CCFI or any CCFI Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer, director or independent contractor of CCFI or CCFI Subsidiary, or (ii) the ability of CCFI or any CCFI Subsidiary to conduct its business, in each case in any manner that would have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no employee, officer, director, or natural person independent contractor of CCFI is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, or other restrictive covenant obligation: (i) owed to CCFI or any CCFI Subsidiary; or (ii) owed to a third party with respect to such person’s right to be employed or engaged by CCFI or a CCFI Subsidiary, in each case, which would have a CCFI Material Adverse Effect.

(d)       There are no material controversies pending or, to the Knowledge of CCFI, threatened between CCFI or any CCFI Subsidiary and any of their respective present or former employees or independent contractors.

(e)       Neither CCFI nor any CCFI Subsidiary is a party to, nor bound by, any CCFI Labor Agreement; and, to the Knowledge of CCFI, none of the employees or natural person independent contractors of CCFI or any CCFI Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of CCFI, there are, and in the past five (5) years, there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.

(f)       There are, and, for the past five (5) years, have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against CCFI or any CCFI Subsidiary, including pending, or, to the Knowledge of CCFI, threatened, against CCFI or any CCFI Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of CCFI or any CCFI Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of CCFI, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage lockout, picketing, handbilling or other material labor dispute, or, to the Knowledge of CCFI, threat thereof, by or with respect to any employees of CCFI or any CCFI Subsidiary.

(g)       Except as would not result in material liability to CCFI, in the past three (3) years, all individuals who are or were performing consulting or other services for CCFI or any CCFI Subsidiary have been correctly classified by CCFI or CCFI Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to CCFI or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for CCFI or any CCFI Subsidiary have been correctly classified by CCFI or CCFI Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(h)       In the past five (5) years, CCFI and each CCFI Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, CCFI and each CCFI Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither CCFI nor any CCFI Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of CCFI or any CCFI Subsidiary.

3.16.       Environmental Matters. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI and each CCFI Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by CCFI of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither CCFI nor any CCFI Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that CCFI or any CCFI Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of CCFI, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of CCFI: (a) no current or prior owner of any property currently or then leased or controlled by CCFI or any of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by CCFI or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or CCFI or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither CCFI nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a CCFI Material Adverse Effect.

3.17.       Insurance. CCFI has made available to Katapult and Aaron’s accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of CCFI and each CCFI Subsidiary. Each of the insurance policies is in full force and effect and CCFI and each CCFI Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither CCFI nor any CCFI Subsidiary has received any written notice or other written communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of CCFI, there is no pending workers’ compensation or other claim under or based upon any insurance policy of CCFI or any CCFI Subsidiary outside the ordinary course that would reasonably be expected to have a CCFI Material Adverse Effect. Except for such matters as are not material to CCFI and the CCFI Subsidiaries, taken as a whole, CCFI and each CCFI Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against CCFI or any CCFI Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of CCFI, informed CCFI or any CCFI Subsidiary of its intent to do so.

3.18.       Legal Proceedings; Orders.

(a)       Except as set forth in Section 3.18(a) of the CCFI Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of CCFI, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves CCFI or any of its Subsidiaries, any director or officer of CCFI (in his or her capacity as such) or any of the material assets owned or used by CCFI or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate, as would not reasonably be expected to have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as would not reasonably be expected to have a CCFI Material Adverse Effect.

(b)       As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which CCFI or any CCFI Subsidiary, or any of the material assets owned or used by CCFI or any CCFI Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not have a CCFI Material Adverse Effect. To the Knowledge of CCFI, no officer or other Key Employee of CCFI or any CCFI Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of CCFI or any CCFI Subsidiary or to any material assets owned or used by CCFI or any CCFI Subsidiary, except as, individually or in the aggregate, that has not had and would not reasonably be expected to have a CCFI Material Adverse Effect.

3.19.       Authority; Binding Nature of Agreement.

(a)       CCFI has all necessary corporate and limited liability company power and authority (as applicable) to enter into this Agreement and to consummate the Contemplated Transactions.

(b)       The CCFI Special Committee (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, and (ii) has recommended that the CCFI Board approve resolutions (A) approving this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and deeming this Agreement advisable, and (B) determining to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement (the “CCFI Special Committee Recommendation”).

(c)       The CCFI Board (acting upon the recommendation of the CCFI Special Committee) (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of CCFI and its unitholders, (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the unitholders of CCFI vote to adopt this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement (the “CCFI Board Recommendation”).

(d)       This Agreement has been duly executed and delivered by CCFI and, assuming the due authorization, execution and delivery by Katapult and Aaron’s, constitutes the legal, valid and binding obligation of CCFI, enforceable against CCFI in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.20.       Vote Required. The affirmative vote of (a) the Significant Class D Preferred Investors holding at least sixty-six percent (66%) of the Voting Power held by such Significant Class D Preferred Investors and (b) the holders of a majority of the CCFI Voting Units that are issued and outstanding, in each case on the date for the CCFI Unitholder Written Consent (the “Required CCFI Unitholder Vote”) is the only vote of the holders of any class or series of CCFI Units necessary to adopt or approve this Agreement and approve the Contemplated Transactions and the matters set forth in Section 6.2(a).

3.21.       Non-Contravention; Consents. Subject to Section 3.21 of the CCFI Disclosure Schedule, and subject to obtaining the Required CCFI Unitholder Vote, the filing of the CCFI Certificate of Merger required by the DLLCA and any filings or notifications that may be required in connection with the CCFI Merger under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by CCFI, nor (y) the consummation of the CCFI Merger, will directly or indirectly (with or without notice or lapse of time):

(a)       contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of CCFI;

(b)       contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of CCFI, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which CCFI or its Subsidiaries, or any of the assets owned or used by CCFI or its Subsidiaries, is subject;

(c)       contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by CCFI or its Subsidiaries or that otherwise relates to the business of CCFI or its Subsidiaries or to any of the material assets owned or used by CCFI or its Subsidiaries;

(d)       contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any CCFI Material Contract, except for any breach or default that would not reasonably be expected to result in a CCFI Material Adverse Effect; or

(e)       result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by CCFI or its Subsidiaries, except as would not reasonably be expected to result in a CCFI Material Adverse Effect.

Except (i) for any Consent set forth in Section 3.21 of the CCFI Disclosure Schedule under any CCFI Contract, (ii) the filing of the CCFI Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DLLCA, and (iii) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither CCFI nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in a CCFI Material Adverse Effect, in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the CCFI Merger.

3.22.       No Financial Advisor. Except as set forth in Section 3.22 of the CCFI Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of CCFI or any of its Subsidiaries.

3.23.       Privacy. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, CCFI has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by CCFI or by third parties that collect or have access to Personal Information on behalf of CCFI. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with CCFI’s privacy policies. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, to the Knowledge of CCFI, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, used or held for use by or on behalf of CCFI. Except as would not reasonably be expected to have a CCFI Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to CCFI’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, CCFI.

3.24.       Disclosure. The information supplied by CCFI and each CCFI Subsidiary for inclusion in the Proxy Statement/Prospectus (including any CCFI Financials) will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

3.25.       Related Party Transactions. There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between CCFI or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of CCFI or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding CCFI Units (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of CCFI) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “CCFI Related Party Contracts”).

3.26.       No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither CCFI nor any other Person on behalf of CCFI makes any express or implied representation or warranty with respect to CCFI or with respect to any other information provided to Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 in connection with the transactions contemplated hereby.

3.27.       Disclaimer of Other Representations and Warranties. CCFI acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) each of Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 is not making and has not made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of CCFI or its Representatives is relying on or entitled to rely on any representation or warranty of Katapult, Aaron’s, Merger Sub

1 or Merger Sub 2 except for those expressly set forth in this Agreement, (b) no Person has been authorized by Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 to make any representation or warranty relating to Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 or their respective businesses, and if made, such representation or warranty must not be relied upon by CCFI as having been authorized by Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to CCFI or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Article 4

REPRESENTATIONS AND WARRANTIES OF KATAPULT, MERGER SUB 1 AND MERGER SUB 2

Katapult, Merger Sub 1 and Merger Sub 2 represent and warrant to Aaron’s and CCFI as follows, except as set forth in (a) the written disclosure schedule delivered by Katapult to Aaron’s and CCFI (the “Katapult Disclosure Schedule”) or (b) the Katapult SEC Documents (excluding (i) any disclosure set forth in such Katapult SEC Documents under the heading “Risk Factors” or in any section related to forward-looking statements, to the extent that such disclosure is forward-looking, predictive or primarily cautionary in nature, and in each such case, other than historical facts included in such disclosure and (ii) any disclosure in any Katapult SEC Documents solely with respect to Section 4.1 (Subsidiaries; Due Organization; Etc.), Section 4.2 (Certificate of Incorporation; Bylaws; Charters and Codes of Conduct), Section 4.3 (Capitalization), and Section 4.22 (No Financial Advisor)) filed with or furnished to the SEC by Katapult on or after January 1, 2025 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system on or before the day that is one (1) Business Day prior to the date of this Agreement. The Katapult Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article 4. The disclosures in any section or subsection of the Katapult Disclosure Schedule shall qualify other sections and subsections in this Article 4 to the extent it is reasonably clear from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The inclusion of any information in the Katapult Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would reasonably be expected to result in a Katapult Material Adverse Effect, or is outside the Ordinary Course of Business.

4.1.       Subsidiaries; Due Organization; Etc.

(a)       Other than Merger Sub 1 and Merger Sub 2, Katapult has no Subsidiaries, except for the Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule.

(b)       Each of Katapult and its Subsidiaries is a corporation or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation and, except, for those jurisdictions where the failure to be so formed, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Katapult Material Adverse Effect, and has all necessary corporate power and authority to conduct its business in the manner in which its business is currently being conducted.

(c)       Each of Katapult and its Subsidiaries is qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing, under the laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate has not had, and would not reasonably be expected to have a Katapult Material Adverse Effect.

(d)       Neither Katapult nor any of the other Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule owns any capital stock of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Section 4.1(a) of the Katapult Disclosure Schedule. Katapult has not, at any time since January 1, 2025, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

4.2.       Organizational Documents and Codes of Conduct. Katapult has made available to Aaron’s and CCFI accurate and complete copies of the certificates of incorporation, bylaws and other charter and organizational documents, including all amendments thereto, for Katapult and each Katapult Subsidiary. Neither Katapult nor any Katapult Subsidiary has taken any action in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents nor is in breach or violation in any material respect of any of the material provisions of its certificate of incorporation, bylaws and other charter and organizational documents.

4.3.       Capitalization, Etc.

(a)       The authorized capital stock of Katapult consists of (i) 250,000,000 shares of Katapult Common Stock and (ii) 25,000,000 shares of Preferred Stock, par value $0.0001 per share (“Katapult Preferred Stock”). As of the date of this Agreement there were (A) 4,720,466 shares Katapult Common Stock issued and outstanding, (B) 35,000 shares of Series A Katapult Preferred Stock issued and outstanding, (C) 30,000 shares of Series B Katapult Preferred Stock issued and outstanding, (D) 255,189 shares of Katapult Common Stock subject to outstanding Katapult Options, (E) 1,710 shares of Katapult Common Stock subject to outstanding Katapult PSU Awards (assuming satisfaction of performance goals for incomplete periods at the maximum level), (F) 77,519 shares of Katapult Common Stock subject to outstanding Katapult RSU Awards, (G) 60,654 shares of Katapult Common Stock subject to outstanding Katapult Director Initial RSU Grants and Katapult Director Annual RSU Grants, (H) 1,159,564 shares of Katapult Common Stock subject to outstanding Katapult Warrants and (I) no shares of Katapult Common Stock held in treasury.

(b)       All of the outstanding shares of Katapult Common Stock have been, and all shares of Katapult Common Stock that may be issued pursuant to the Cognical Holdings, Inc. 2014 Stock Incentive Plan (the “Katapult 2014 Plan”) and the Katapult Holdings, Inc. 2021 Equity Incentive Plan, as amended (the “Katapult 2021 Plan” and together with the Katapult 2014 Plan, the “Katapult Equity Plans” and each a “Katapult Equity Plan”) or the Katapult Warrants will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable. None of the outstanding shares of Katapult Common Stock and none of the shares of Katapult Common Stock that may be issued pursuant to any Katapult Equity Plan or the Katapult Warrants will be, when issued in accordance with the respective terms thereof, entitled or subject to any preemptive right, right of participation, right of maintenance, any right of first refusal in favor of Katapult, or any similar right. Except as contemplated herein and except as identified on Section 4.3(b)(i) of the Katapult Disclosure Schedule, there is no Katapult Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Katapult Capital Stock. Katapult is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Katapult Capital Stock or other securities. Section 4.3(b)(ii) of the Katapult Disclosure Schedule accurately and completely describes all repurchase rights held by Katapult with respect to shares of Katapult Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)       Except for the Katapult Equity Plans or except as set forth in Section 4.3(c) of the Katapult Disclosure Schedule, Katapult does not have any stock option plan or any other equity or equity-based plan, program, agreement or arrangement providing for any equity or equity-based compensation for any Person.  As of the date hereof, Katapult has reserved 281,899 shares of Katapult Common Stock for issuance under the Katapult Equity Plans. As of the date hereof, of such reserved shares of Katapult Common Stock, no shares have been issued pursuant to the exercise and/or vesting of outstanding Katapult Options, Katapult PSU Awards, and Katapult RSU Awards, and 281,899 shares remain available for future issuance pursuant to the Katapult Equity Plans. Section 4.3(c)(i) of the Katapult Disclosure Schedule sets forth the following information with respect to each Katapult Option, each Katapult PSU Award, and each Katapult RSU Award outstanding as of the date of this Agreement: (A) the name of the holder; (B) the number of shares of Katapult Common Stock subject to the award; (C) the exercise price of each Katapult Option; (D) the date on which the award was granted; (E) the applicable vesting schedule, including the number of vested and unvested shares subject to the award; (F) the date on which each Katapult Option expires; and (G) whether each Katapult Option is intended to be an “incentive stock option” (as defined in the Code) or a non-qualified stock option. Katapult has made available to Aaron’s and CCFI an accurate and complete copy of each Katapult Equity Plan and the forms of all forms of agreements approved for use thereunder.

(d)       Section 4.3(d) of the Katapult Disclosure Schedule sets forth the following information with respect to each Katapult Warrant outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Katapult Common Stock subject to such Katapult Warrant as of the date of this Agreement; (iii) the exercise price of such Katapult Warrant; (iv) the date on which such Katapult Warrant expires; and (v) the applicable vesting schedule (if any), including the number of vested and unvested shares subject to such Katapult Warrant.

(e)       Except for the outstanding Katapult Preferred Stock, the outstanding Katapult Options as set forth in Section 4.3(c) of the Katapult Disclosure Schedule and the outstanding Katapult Warrants as set forth in Section 4.3(d) of the Katapult Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable, and excluding earnout shares) to acquire any shares of the capital stock or other securities of Katapult or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Katapult or any of its Subsidiaries; (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Katapult or any of its Subsidiaries is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Katapult or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to Katapult or any of its Subsidiaries.

(f)       All outstanding shares of Katapult Capital Stock, as well as all Katapult Options, Katapult Warrants, Katapult RSU Awards, Katapult PSU Awards and other securities of Katapult have been issued and granted in material compliance with (i) all applicable securities laws and other applicable Legal Requirements, and (ii) all requirements set forth in applicable Contracts and any Katapult Equity Plan if applicable. Katapult has made available to Aaron’s and CCFI accurate and complete copies of all Katapult Warrants, Katapult Equity Plans, and the form of award agreements for awards of Katapult Options, Katapult RSU Awards and Katapult PSU Awards. Awards of Katapult Options, Katapult RSU Awards and Katapult PSU Awards were granted pursuant the form award agreement made available to Aaron’s and CCFI without any material deviation.

(g)       Section 4.3(g) of the Katapult Disclosure Schedule sets forth a true and complete list, as of the date of this Agreement, of all outstanding Katapult Cash Awards, including with respect to each such Katapult Cash Award, (i) the holder, (ii) the date of grant, (iii) the amount payable by Katapult under such Katapult Cash Award (assuming the applicable performance measures are achieved at target) as of the date of this Agreement, (iv) if applicable, the date on which such Katapult Cash Award expires, and (v) the aggregate amount, taken as a whole, that would be payable by Katapult pursuant to the Katapult Cash Award on the Closing Date, assuming the Closing has occurred and assuming the applicable performance measures are achieved at target.

4.4.       SEC Filings; Financial Statements.

(a)       Katapult has made available to Aaron’s and CCFI accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Katapult with the SEC since September 30, 2022 (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Katapult SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. Except as set forth in Section 4.4(a) of the Katapult Disclosure Schedule, all material statements, reports, schedules, forms and other documents required to have been filed by Katapult or its officers with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Katapult SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Katapult SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except to the extent that the information in such Katapult SEC Document has been amended or superseded by a later Katapult SEC Document filed prior to the date hereof. The certifications and statements required by (A) Rule 13a-14 under the Exchange Act and (B) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Katapult SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Legal Requirements. As used in this Article 4, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)       The financial statements (including any related notes) contained or incorporated by reference in the Katapult SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present in all material respects the consolidated financial position of Katapult as of the respective dates thereof and the results of operations and cash flows of Katapult for the periods covered thereby. Other than as expressly disclosed in the Katapult SEC Documents filed prior to the date hereof, there has been no material change in Katapult’s accounting methods or principles that would be required to be disclosed in Katapult’s financial statements in accordance with GAAP. The books of account and other financial records of Katapult and each of its Subsidiaries are true and complete in all material respects.

(c)       Katapult’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of Katapult, “independent” with respect to Katapult within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Katapult, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)       Except as set forth in Section 4.4(d) of the Katapult Disclosure Schedule, from January 1, 2023, through the date hereof, Katapult has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the Katapult Common Stock on Nasdaq. Katapult has not disclosed any unresolved comments in its Katapult SEC Documents.

(e)       Since January 1, 2023, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of Katapult, the Katapult Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)       Katapult is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)       Katapult maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance (i) that Katapult maintains records that in reasonable detail accurately and fairly reflect Katapult’s transactions and dispositions of assets, (ii) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (iii) that receipts and expenditures are made only in accordance with authorizations of management and the Katapult Board, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Katapult’s assets that could have a material effect on Katapult’s financial statements. Katapult has evaluated the effectiveness of Katapult’s internal control over financial reporting and, to the extent required by applicable law, presented in any applicable Katapult SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Katapult has disclosed to Katapult’s auditors and the Audit Committee of the Katapult Board (and made available to Aaron’s and CCFI a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Katapult’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Katapult’s internal control over financial reporting. Except as disclosed in the Katapult SEC Documents filed prior to the date hereof, Katapult has not identified any material weaknesses in the design or operation of Katapult’s internal control over financial reporting. Since January 1, 2023, there have been no material changes in Katapult’s internal control over financial reporting.

(h)       Katapult’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Katapult in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Katapult’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

(i)       Since January 1, 2023, (i) Katapult has not received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Katapult’s internal accounting controls relating to periods after January 1, 2023, including any material complaint, allegation, assertion or claim that Katapult has engaged in questionable accounting or auditing practices (except for any of the foregoing after the date of this Agreement which have no reasonable basis), and (ii) no attorney representing Katapult, whether or not employed by Katapult, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after January 1, 2023, by Katapult or agents to the Katapult Board or any committee thereof or, to the Knowledge of Katapult, to any director or officer of Katapult.

4.5.       Absence of Changes. Except as set forth in Section 4.5 of the Katapult Disclosure Schedule, between January 1, 2025 and the date of this Agreement and except as otherwise expressly contemplated by this Agreement, Katapult has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been (a) any material loss, damage or destruction to, or any material interruption in the use of, any of the material assets or business of Katapult or any Katapult Subsidiary, taken as a whole (whether or not covered by insurance), (b) any Katapult Material Adverse Effect or any event or development that, individually or in the aggregate, would reasonably be expected to have a Katapult Material Adverse Effect, or (c) any event or development that would, if occurring following the execution of this Agreement, require the consent of Aaron’s and CCFI pursuant to Section 5.2(a).

4.6.       Title to Assets. Each of Katapult and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or assets and equipment used or held for use in its business or operations or purported to be owned by it. All such assets are owned by Katapult or a Katapult Subsidiary free and clear of any Encumbrances, except for Permitted Encumbrances.

4.7.       Real Property; Leasehold. Neither Katapult nor any Katapult Subsidiary owns any real property or any interest in real property, except for the Katapult Owned Real Properties and the leaseholds created under the real property leases identified in Section 4.7 of the Katapult Disclosure Schedule which are in full force and effect and with no Encumbrances (except for Permitted Encumbrances) or existing material defaults thereunder.

4.8.       Intellectual Property.

(a)       Section 4.8(a) of the Katapult Disclosure Schedule lists: all Katapult Registered Intellectual Property, including the jurisdictions in which each such item of Katapult Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, as of the date hereof, all registration, maintenance and renewal fees currently due in connection with such Katapult Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Katapult Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Katapult Registered Intellectual Property and recording Katapult’s ownership interests therein.

(b)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult and its Subsidiaries own each item of Katapult-Owned IP Rights, free and clear of any Encumbrances, except for Permitted Encumbrances.

(c)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, the Katapult-Owned IP Rights are valid and enforceable.

(d)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, (i) to the Knowledge of Katapult, the operation of the business of Katapult and its Subsidiaries as such business is currently conducted, and as has been conducted since January 1, 2023, does not infringe, misappropriate, or violate any Third-Party IP Rights and (ii) as of the date hereof, Katapult has not received any written notice, which involves a claim of infringement, misappropriation or violation of any Third-Party IP Rights.

(e)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, (i) to the Knowledge of Katapult, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any material Katapult-Owned IP Rights, by any third party and (ii) as of the date hereof, Katapult has not instituted any Legal Proceedings for infringement or misappropriation of any Katapult-Owned IP Rights.

(f)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, each consultant and employee involved in the creation of any material Katapult-Owned IP Rights for Katapult has executed an agreement that, to the extent permitted by Law, with respect to such employees, assigns to Katapult and/or a Katapult Subsidiary (or otherwise grants sufficient rights in) all Intellectual Property that is developed by such employee in the course of their employment and contains confidentiality provisions protecting confidential information of Katapult (or such employee has executed a separate agreement that contains such confidentiality provisions or is subject to comparable professional obligations of confidentiality), and, with respect to such consultants, assigns to Katapult and/or a Katapult Subsidiary (to the extent it was Katapult’s intention to own such Intellectual Property), or otherwise grants Katapult and/or a Katapult Subsidiary sufficient rights to, all Intellectual Property that is developed by such consultants in the course of performing services for Katapult or any Katapult Subsidiaries.

(g)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, no government funding or facilities of a university, college, other educational institution or research center were used in the development of Katapult-Owned IP Rights.

(h)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, neither the execution and delivery of this Agreement nor the performance of Katapult’s obligations under this Agreement will cause (i) the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Katapult IP Right, or (ii) additional payment obligations by Katapult in order to use or exploit Katapult IP Rights to the same extent as Katapult was permitted before the date hereof.

(i)       Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult has taken commercially reasonable efforts to protect and preserve the confidentiality of all confidential or non-public information included in the Katapult-Owned IP Rights that Katapult intends to retain as confidential and the value of which to Katapult’s business is contingent upon maintaining the confidentiality thereof (“Katapult Confidential Information”). Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the

Knowledge of Katapult, all use and/or disclosure of Katapult Confidential Information to a third party has been pursuant to the terms of a written Contract between Katapult or its Subsidiaries and such third party (or subject to comparable professional obligations of confidentiality). Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, Katapult has not experienced any breach of security or unauthorized access by third parties to Katapult Confidential Information and any confidential information in Katapult’s or any of its Subsidiaries’ possession, custody or control.

(j)       Notwithstanding anything to the contrary contained herein, the representations and warranties contained in Section 4.8 are the only representations and warranties made by Katapult that address matters relating to Intellectual Property.

4.9.       Agreements, Contracts and Commitments.

(a)       Section 4.9 of the Katapult Disclosure Schedule identifies as of the date hereof:

(i)       each Katapult Contract relating to the employment of, or the performance of services by, any employee, natural person consultant or natural person independent contractor, that (A) is not terminable at will by Katapult or its Subsidiaries, except to the extent general principles of wrongful termination law may limit Katapult’s, Katapult’s Subsidiaries’ or such successor’s ability to terminate employees at will and (B) provides for annual base compensation or fees in excess of $375,000;

(ii)       any collective bargaining agreement or other Katapult Contract with any labor union, labor organization, or works council (each a “Katapult Labor Agreement”);

(iii)       any Katapult Contract entered into in the last two years that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which Katapult or any Katapult Subsidiary will have any material outstanding obligation after the date of this Agreement;

(iv)       each Katapult Employee Plan (as defined below), any of the benefits of which will be materially increased, or the vesting of benefits of which will be accelerated, by the occurrence of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment);

(v)       each Katapult Contract containing any covenant limiting the freedom of Katapult or its Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Katapult and its Subsidiaries taken as a whole;

(vi)       each Katapult Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $1,000,000 and not cancelable without penalty;

(vii)       each Katapult Contract relating to the disposition or acquisition of assets or any ownership interest in any Entity for aggregate consideration in excess of $1,000,000;

(viii)       each Katapult Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $1,000,000 or creating any material Encumbrances with respect to any assets of Katapult or any Katapult Subsidiary or any loans or debt obligations with officers or directors of Katapult;

(ix)       all material Contracts pursuant to which Katapult or a Katapult Subsidiary grants any Person a license under any Katapult IP Rights, other than non-exclusive licenses granted in the Ordinary Course of Business;

(x)       other than generally available commercial end-user licenses to software, all Contracts pursuant to which Katapult or a Katapult Subsidiary is licensed to use any Third-Party IP Rights outside the Ordinary Course of Business;

(xi)       each Katapult Contract (A) appointing a third party to distribute any Katapult product, service or technology (identifying any that contain exclusivity provisions); (B) under which Katapult or the Katapult Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Katapult or the Katapult Subsidiaries has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Katapult or such Katapult Subsidiary; or (C) to license any third party to manufacture or produce any Katapult product, service or technology or any Contract to sell, distribute or commercialize any Katapult products or service, except in each case, any agreements in the Ordinary Course of Business;

(xii)       each Katapult Contract with any financial advisor, broker, finder or investment banker, providing financial advisory services to Katapult in connection with the Contemplated Transactions;

(xiii)       each Katapult Related Party Contract; or

(xiv)       any other agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Katapult which involves payment or receipt by Katapult or the Katapult Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate.

(b)       Katapult has made available to Aaron’s and CCFI accurate and complete (except for applicable redactions thereto) copies of all Katapult Material Contracts, including all amendments thereto. Except as set forth in Section 4.9 of the Katapult Disclosure Schedule, or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, neither Katapult nor any of the Katapult Subsidiaries nor, to Katapult’s Knowledge, as of the date of this Agreement, has any other party to a Katapult Material Contract materially breached, violated or defaulted under, or received written notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any of the agreements, contracts or commitments to which Katapult or the Katapult Subsidiaries is a party or by which it is bound of the type required to be listed as of the date hereof on Section 4.9(a) of the Katapult Disclosure Schedule (any such agreement, contract or commitment, a “Katapult Material Contract”). The consummation of the Contemplated Transactions shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from Katapult or any Katapult Subsidiary to any Person under any Katapult Material Contract that would be material to Katapult and the Katapult Subsidiaries, taken as a whole.

4.10.       Liabilities. Neither Katapult nor any Katapult Subsidiary has any Liability except for: (a) Liabilities identified as such in the Katapult Unaudited Interim Balance Sheet; (b) normal and recurring current Liabilities that have been incurred by Katapult or its Subsidiaries since the date of the Katapult Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities for performance in the Ordinary Course of Business of obligations of Katapult or any Katapult Subsidiary under Katapult Contracts, including the reasonably expected performance of such Katapult Contracts in accordance with their terms (which would not include, for example, any instances of breach or indemnification); (d) Liabilities incurred in connection with the Contemplated Transactions; (e) Liabilities described in Section 4.10 of the Katapult Disclosure Schedule; and (f) Liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Katapult Material Adverse Effect.

4.11.       Compliance; Permits.

(a)       Katapult and each Katapult Subsidiary are, and since January 1, 2023 have been, in compliance with all applicable Legal Requirements, except as would not be material to Katapult and the Katapult Subsidiaries taken as a whole. No investigation, claim, suit, proceeding, audit, action or other Legal Proceeding by any Governmental Body is pending or, to the Knowledge of Katapult, threatened against Katapult or any Katapult Subsidiary. There is no settlement agreement, judgment, injunction, order or decree binding upon Katapult or any Katapult Subsidiary which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Katapult or any Katapult Subsidiary, any acquisition of material property by Katapult or any Katapult Subsidiary or the conduct of business by Katapult or any Katapult Subsidiary as currently conducted except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, (ii) is reasonably likely to have a Katapult Material Adverse Effect or (iii) is reasonably likely to have the effect of preventing, making illegal or otherwise prohibiting the Contemplated Transactions.

(b)       Katapult and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of Katapult (the “Katapult Permits”) as currently conducted. Each of Katapult and each Katapult Subsidiary is in material compliance with the terms of the Katapult Permits. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect, no action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of Katapult, threatened in writing, which seeks to revoke, substantially limit, suspend, or materially modify any Katapult Permit.

4.12.       Anti-Corruption Compliance; Trade Control Laws and Sanctions.

(a)       For the past three (3) years, Katapult, and its directors, officers and employees, and, to the Knowledge of Katapult, its agents, Representatives and other Persons acting on behalf of Katapult have been in compliance in all material respects with all applicable Anti-Corruption Laws and Trade Control Laws.

(b)       For the past three (3) years, Katapult had in place policies, procedures, controls and systems reasonably designed to ensure compliance with all applicable Anti-Corruption Laws and Trade Control Laws.

(c)       None of Katapult, nor any director, officer or, to Katapult’s Knowledge, employee or agent of Katapult is a Sanctioned Person.

(d)       There are no pending, or, to the Knowledge of Katapult, threatened, actions, suits, proceedings, inquiries or investigations by any Governmental Body against Katapult with respect to any Anti-Corruption Laws or Trade Control Laws. In the past three (3) years, Katapult has not been subject to any such actions, suits, proceedings, inquiries or investigations or made, nor, as of the date hereof, is aware of any reason to or intends to make any disclosure (voluntary or otherwise) to any Governmental Body with respect to any violation, potential violation, or Liability arising under or relating to any Anti-Corruption Laws or Trade Control Laws.

(e)       For the past three (3) years, Katapult has maintained and currently maintains (i) books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Katapult, and (ii) internal accounting controls sufficient to provide reasonable assurances that all transactions and access to assets of Katapult were, have been and are executed only in accordance with management’s general or specific authorization.

4.13.       Tax Matters.

(a)       All income and other material Tax Returns required to have been filed by Katapult and each Katapult Subsidiary have been timely filed (taking into account any extension of time within which to file) with the applicable Governmental Body. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Legal Requirements. No claim has ever been made by any Governmental Body in a jurisdiction where Katapult or any Katapult Subsidiary does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)       All material Taxes due and owing by Katapult or any Katapult Subsidiary (whether or not shown on any Tax Return) have been paid or accrued. Any unpaid Taxes of Katapult and any Katapult Subsidiary have been reserved for on the Katapult Unaudited Interim Balance Sheet in accordance with GAAP. Since the date of the Katapult Unaudited Interim Balance Sheet, neither Katapult nor any Katapult Subsidiary has incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)       Katapult and each Katapult Subsidiary have withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(d)       There are no material Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on Katapult Unaudited Interim Balance Sheet) upon any of the assets of Katapult.

(e)       No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Body with respect to Katapult or any Katapult Subsidiary which agreement or ruling would be effective after the Closing Date.

(f)       No deficiencies for Taxes with respect to Katapult or any Katapult Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other Legal Proceedings for or relating to any liability in respect of Taxes of Katapult or any Katapult Subsidiary. Neither Katapult nor any Katapult Subsidiary has waived any statute of limitations in respect of Taxes, agreed to any extension of time with respect to a Tax assessment or deficiency or for filing any Tax Return, or consented to extend the period in which Tax may be assessed or collected by any Tax authority.

(g)       Katapult has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)       Neither Katapult nor any Katapult Subsidiary is a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or other similar agreement or arrangement (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(i)       Neither Katapult nor any Katapult Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is Katapult). Neither Katapult nor any Katapult Subsidiary has any Liability for the Taxes of any Person (other than Katapult and any Katapult Subsidiary) under Treasury Regulations section 1.1502-6 (or in each case any similar provision of state, local, or non-U.S. law), as a transferee or successor, by Contract, or otherwise (other than customary commercial Contracts the principal subject matter of which is not Taxes).

(j)       Neither Katapult nor any Katapult Subsidiary has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provision of state, local, or non-U.S. law) during the two (2) years prior to the Closing.

(k)       Neither Katapult nor any Katapult Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding or similar provision of state, local or non-U.S. Law).

(l)       Neither Katapult nor any Katapult Subsidiary (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) has ever been subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or fixed base (in each case, within the meaning of an applicable Tax treaty) or other place of business in such other country, or (iii) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) or is treated as a U.S. corporation under Section 7874(b) of the Code.

(m)       Neither Katapult nor any Katapult Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law) consummated on or prior to the Closing Date; (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date. Neither Katapult nor any Katapult Subsidiary has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. Law).

(n)       Other than with respect to the Katapult Private Warrants, Katapult Preferred Stock and Katapult Common Stock, Katapult has not treated any interests in Katapult as “stock” for U.S. federal income tax purposes.

(o)       Neither Katapult nor any Katapult Subsidiary has taken or has agreed to take any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the transactions described in this Agreement from qualifying for the Intended Tax Treatment.

(p)       No power of attorney that has been granted by Katapult or any Katapult Subsidiary with respect to a Tax matter is currently in effect.

4.14.       Employee Benefit Plans.

(a)       Section 4.14(a)(1) of the Katapult Disclosure Schedule lists all material Katapult Employee Plans. “Katapult Employee Plans” shall mean all Employee Plans under which any present or former employee, natural person individual independent contractor, officer or director (or any spouse or dependent of any such individual) of Katapult or its Subsidiaries has any present or future right to benefits, which is sponsored, maintained, contributed to, or required to be contributed to, by Katapult or its Subsidiaries, or with respect to which Katapult or its Subsidiaries has or could reasonably be expected to have any liability (whether fixed, contingent or otherwise).

(b)       Katapult has made available to Aaron’s and CCFI a true and complete copy of each material Katapult Employee Plan and has made available to Aaron’s and CCFI a true and complete copy of each material plan document (or, for any unwritten Katapult Employee Plan, a written description of the material terms of such Katapult Employee Plan), including as applicable (i) a copy of each trust, insurance or other funding arrangement, (ii) the most recent summary plan description and summary of material modifications, (iii) annual reports on the Form 5500 for the each of the prior three (3) years, and attached schedules, audited financial statements and actuarial valuations, (iv) the most recently received IRS determination, opinion or advisory letter for each such Katapult Employee Plan intended to be qualified under Code Section 401(a), and (v) any material non-routine correspondence received or submitted to any Governmental Body within the prior three (3) years. Neither Katapult nor any Katapult Affiliate has any commitment (i) to create, enter into, incur material liability with respect to or cause to exist any other material Employee Plan, (ii) to enter into any Contract to provide compensation or benefits to any employee or individual service provider, other than in the Ordinary Course of Business, or (iii) to materially modify, change or terminate any Katapult Employee Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Laws.

(c)       No Katapult Employee Plan is, and neither Katapult nor any ERISA Affiliate maintains, contributes to, or is required to contribute to, has ever maintained, contributed or had any liability or obligation to contribute to, or has or has had any liability or obligation under or with respect to any ERISA Plan, whether or not terminated.

(d)       None of the Katapult Employee Plans provides for or promises retiree medical, disability or life insurance or similar benefits for any period of time beyond the termination of employment or other service to any current or former employee, officer or director of Katapult or any Katapult Subsidiary, except as required by COBRA for which the participant pays the full amount of the required premiums or contributions.

(e)       Except as provided in this Agreement or as set forth in Section 4.14(e) of the Katapult Disclosure Schedule, the execution of this Agreement and the consummation of the Contemplated Transactions (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any employee or natural person service provider of Katapult or its Subsidiaries to any payment or benefit, severance forgiveness of indebtedness, vesting, distribution, or increase in payments or benefits under or with respect to any Katapult Employee Plan that is material, (ii) otherwise trigger any acceleration (of vesting or payment of benefits or otherwise) under or with respect to any Katapult Employee Plan, (iii) trigger any obligation to fund any Katapult Employee Plan (iv) limit the right to merge, amend or terminate any Katapult Employee Plan or (v) result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Code Section 280G) with respect to Katapult and any of its Subsidiaries of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(4) of the Code.

(f)       No current or former director, employee, or consultant of Katapult or its Subsidiaries is entitled to receive a tax gross-up or “make-whole” with respect to any taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code, or otherwise.

(g)       Each Katapult Employee Plan is and at all times has been established and operated in all material respects in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Katapult and Katapult’s Subsidiaries have performed all material obligations required to be performed by them under and are not in material default under or in material violation of, and, to the Knowledge of Katapult, there is no material default or material violation by any party to, any Katapult Employee Plan. No Legal Proceeding or claim is pending or threatened with respect to any Katapult Employee Plan (other than routine claims for benefits in the Ordinary Course of Business) and to the Knowledge of Katapult, there is no reasonable basis for any such Legal Proceeding or claim.

(h)       Each Katapult Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination, opinion or advisory letter with respect to such qualification, or is a prototype plan that is entitled to rely on an opinion letter issued by the Internal Revenue Service to the prototype plan sponsor regarding qualification of the form of the prototype plan, and no event or omission has occurred that would reasonably be expected to cause any Katapult Employee Plan to lose such qualification.

(i)       There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and not otherwise exempt) with respect to any Katapult Employee Plan that would reasonably be expected to result in material liability to Katapult or any of its Subsidiaries. All contributions, premiums or payments required to be made with respect to any Katapult Employee Plan have been timely made, except as would not result in material liability to Katapult or its Subsidiaries.

(j)       Each Katapult Employee Plan that is in any part a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been established, operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder such that no Taxes or interest is due and owing in respect of such Katapult Employee Plan failing to be in compliance therewith. No Katapult Employee Plan or Katapult Option (whether currently outstanding or previously exercised) is, has been or would be, as applicable, subject to any tax, penalty or interest under Section 409A of the Code.

(k)       No Katapult Employee Plan is an International Plan.

(l)       Katapult and each Katapult Employee Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA are currently, and at all applicable times have been, in material compliance with the ACA. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject Katapult, its Subsidiaries or any Katapult Employee Plan to penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the ACA.

4.15.       Labor and Employment.

(a)       Katapult and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws relating to employment, labor, and labor practices, including but not limited to those related to wages, hours, overtime, employee and contractor classification, collective bargaining, equal employment opportunity, occupational health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), harassment, discrimination or retaliation, whistleblowing, disability accommodation or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action obligations, and unemployment insurance, and are not, and in the past three (3) years have not been, liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, taxes, penalties, fees or other sums for failure to comply with any of the foregoing, which would have a Katapult Material Adverse Effect. There is no charge or other Legal Proceeding pending or, to the Knowledge of Katapult, threatened or reasonably anticipated before the EEOC, any court, or any other Governmental Authority of competent jurisdiction with respect to the employment practices of Katapult or any Katapult Subsidiary, which would have a Katapult Material Adverse Effect, except as described on Section 4.15(a) of the Katapult Disclosure Schedule. Neither Katapult nor any Katapult Subsidiary is a party to, or otherwise bound by, any consent decree with, or citation by, the EEOC or any other Governmental Authority of competent jurisdiction relating to employees or employment practices, which would have a Katapult Material Adverse Effect. Neither Katapult nor any Katapult Subsidiary has received any notice of intent by the EEOC or any other Governmental Authority of competent jurisdiction responsible for the enforcement of labor or employment Laws to conduct an investigation or inquiry relating to Katapult or any Katapult Subsidiary, and to the Knowledge of Katapult, no such investigation or inquiry is in progress, in each case, which would have a Katapult Material Adverse Effect. The employment of all employees of Katapult and its Subsidiaries is terminable at will without cost or liability to Katapult or its Subsidiaries, except for amounts earned prior to the time of termination and except as set forth in Section 4.15(a) of the Katapult Disclosure Schedule.

(b)       Katapult has made available to Aaron’s and CCFI a list of each employee and consultant that provides services to Katapult or any Katapult Subsidiary and the location in which each such employee and consultant is based and primarily performs his or her duties or services. To the Knowledge of Katapult, no Key Employee has advised Katapult or any Katapult Subsidiary of his or her intention to terminate his or her relationship as an employee of Katapult or such Subsidiary for any reason, including because of the consummation of the Contemplated Transactions and, except as set forth in Section 4.15(b) of the Katapult Disclosure Schedule, Katapult and the Subsidiary have no plans or intentions to terminate any Key Employee. Section 4.15(b) of the Katapult Disclosure Schedule sets forth a complete and accurate list of all offers of employment that are outstanding to any person from Katapult or any Katapult Subsidiary.

(c)       To the Knowledge of Katapult, no current or former employee, officer, director, or natural person independent contractor of Katapult or any Katapult Subsidiary is a party to, or is otherwise bound by, any Contract with a former employer, including any confidentiality, non-competition or proprietary rights agreement, that restricts (i) the performance of his or her duties as an employee, officer or director of Katapult or Katapult Subsidiary, or (ii) the ability of Katapult or any Katapult Subsidiary to conduct its business, in each case in any manner that would have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no employee, officer, director, or natural person independent contractor of Katapult is in violation, in any material respect, of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, nonsolicitation agreement, restrictive covenant or other obligation: (i) owed to Katapult or Katapult Subsidiary; or (ii) owed to a third party with respect to such person’s right to be employed or engaged by Katapult or an Katapult Subsidiary, in each case, which would have a Katapult Material Adverse Effect.

(d)       There are no material controversies pending or, to the Knowledge of Katapult, threatened between Katapult or any Katapult Subsidiary and any of their respective present or former employees or independent contractors.

(e)       Neither Katapult nor any Katapult Subsidiary is a party to, nor bound by, any Katapult Labor Agreement; and to the Knowledge of Katapult, none of the employees or natural person independent contractors of Katapult or any Katapult Subsidiary is represented by any union, works council, or any other labor organization. To the Knowledge of Katapult, there are, and in the past five (5) years there have been, no labor organizing activities or proceedings of any labor union to organize any such employees or independent contractors.

(f)       There are, and, for the past five (5) years, there have been, no labor grievances, unfair labor practice charges, material labor arbitrations, or other material labor disputes against Katapult or any Katapult Subsidiary, including pending, or, to the Knowledge of Katapult, threatened, against Katapult or any Katapult Subsidiary before the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. In the past five (5) years, no labor union, works council, other labor organization, or group of employees of Katapult or any Katapult Subsidiary has made a written or formal demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of Katapult, threatened to be brought or filed with the National Labor Relations Board or any court, tribunal or other Governmental Authority of competent jurisdiction. There is, and for the past three (3) years there has been, no strike, slowdown, work stoppage, lockout, picketing, handbilling, or other labor dispute, or, to the Knowledge of Katapult, threat thereof, by or with respect to any employees of Katapult or any Katapult Subsidiary.

(g)       Except as would not result in material liability to Katapult, in the past three (3) years, all individuals who are or were performing consulting or other services for Katapult or any Katapult Subsidiary have been correctly classified by Katapult or its Subsidiary in all material respects as either “independent contractors” or “employees” as the case may be. Except as would not result in material liability to Katapult or its Subsidiaries, in the past three (3) years, all individuals who are classified as exempt and are or were performing services for Katapult or any Katapult Subsidiary have been correctly classified by Katapult or its Subsidiary in all material respects as “exempt” from all applicable wage and hour Laws, including but not limited to Laws governing minimum wage, overtime compensation, meal periods and rest breaks.

(h)       In the past five (5) years, Katapult and each Katapult Subsidiary has promptly, thoroughly, and impartially investigated all sexual harassment or other discrimination, retaliation or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Katapult and each Katapult Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper action. Neither Katapult nor any Katapult Subsidiary reasonably expects any material Liabilities with respect to any such allegations or is aware of any such allegations relating to officers, directors, employees, contractors, or agents of Katapult or any Katapult Subsidiary.

4.16.       Environmental Matters. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult and each Katapult Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by Katapult of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof. Neither Katapult nor any Katapult Subsidiary has received since January 1, 2024 any written notice, whether from a Governmental Body or employee, that alleges that Katapult or any Katapult Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Katapult, there are no facts or circumstances reasonably likely to result in material liability under Environmental Laws. To the Knowledge of Katapult: (a) no current or prior owner of any property currently or then leased or controlled by Katapult or of its Subsidiaries has received since January 1, 2024 any written notice or other communication (in writing or otherwise) relating to property owned or leased by Katapult or any of its Subsidiaries, whether from a Governmental Body or employee, that alleges that such current or prior owner or Katapult or any of its Subsidiaries is not in compliance with or has violated any Environmental Law relating to such property and (b) neither Katapult nor any of its Subsidiaries has any material liability under any Environmental Law that would reasonably be expected to have a Katapult Material Adverse Effect.

4.17.       Insurance.

(a)       Katapult has made available to Aaron’s and CCFI accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Katapult and each Katapult Subsidiary. Each of the insurance policies is in full force and effect and Katapult and each Katapult Subsidiary are in material compliance with the terms thereof. Other than customary end of policy notifications from insurance carriers, since January 1, 2024, neither Katapult nor any Katapult Subsidiary has received any written notice or other written communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; (ii) refusal or denial of any coverage, material reservation of rights or rejection of any material claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy. To the Knowledge of Katapult, there is no pending workers’ compensation or other claim under or based upon any insurance policy of Katapult or any Katapult Subsidiary outside the ordinary course that would reasonably be expected have a Katapult Material Adverse Effect. Except for such matters as are not material to Katapult and the Katapult Subsidiaries, taken as a whole, Katapult and each Katapult Subsidiary have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding pending or threatened in writing against Katapult or any Katapult Subsidiary, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or, to the Knowledge of Katapult, informed Katapult or any Katapult Subsidiary of its intent to do so.

(b)       Katapult has made available to Aaron’s and CCFI accurate and complete copies of the existing policies (primary and excess) of directors’ and officers’ liability insurance maintained by Katapult and each Katapult Subsidiary as of the date of this.

4.18.       Legal Proceedings; Orders.

(a)       Except as set forth in Section 4.18(a) of the Katapult Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding, and, to the Knowledge of Katapult, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves Katapult or any of its Subsidiaries, any director or officer of Katapult (in his or her capacity as such) or any of the material assets owned or used by Katapult or its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions, in each case, except, individually or in the aggregate, as has would not reasonably be expected to have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will give rise to or serve as the basis for the commencement of any meritorious material Legal Proceeding, except, individually or in the aggregate, as would not reasonably be expected to have a Katapult Material Adverse Effect.

(b)       As of the date of this Agreement, there is no order, writ, injunction, judgment or decree to which Katapult or any Katapult Subsidiary, or any of the material assets owned or used by Katapult or any Katapult Subsidiary, is subject, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect. To the Knowledge of Katapult, no officer or other Key Employee of Katapult or any Katapult Subsidiary is subject to any order, writ, injunction, judgment or decree that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the business of Katapult or any Katapult Subsidiary or to any material assets owned or used by Katapult or any Katapult Subsidiary, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Katapult Material Adverse Effect.

4.19.       Authority; Binding Nature of Agreement.

(a)       Each of Katapult, Merger Sub 1 and Merger Sub 2 and each Katapult Subsidiary have all necessary corporate power and authority to enter into and, subject to the adoption of this Agreement by the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2, to consummate the Contemplated Transactions.

(b)       The Katapult Transaction Committee (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders and (ii) has recommended that the Katapult Board approve (A) this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and deem this Agreement advisable and (B) determine to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement (such recommendation, the “Katapult Transaction Committee Recommendation”).

(c)       The Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) (i) has determined that the Contemplated Transactions, including the Mergers, are fair to and in the best interests of Katapult and its stockholders, (ii) has approved this Agreement, the Mergers, the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and the other actions contemplated by this Agreement and has deemed this Agreement advisable and (iii) has determined to recommend, subject to Section 6.5, that the stockholders of Katapult vote to approve the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s and unitholders of CCFI pursuant to the terms of this Agreement and such other actions as contemplated by this Agreement (such recommendation, the “Katapult Board Recommendation”).

(d)       The board of directors of Merger Sub 1 (i) has determined that the Contemplated Transactions, including the Aaron’s Merger, are fair to and in the best interests of Merger Sub 1 and its sole stockholder, (ii) has approved this Agreement, the Aaron’s Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable, and (iii) has determined to recommend that the sole stockholder of Merger Sub 1 vote to adopt this Agreement and thereby approve the Aaron’s Merger and such other actions as contemplated by this Agreement.

(e)       The sole member of Merger Sub 2 (i) has determined that the Contemplated Transactions, including the CCFI Merger, are fair to and in the best interests of Merger Sub 2 and (ii) has approved this Agreement, the CCFI Merger and the other transactions contemplated by this Agreement and has deemed this Agreement advisable and has approved such other actions as contemplated by this Agreement and thereby approve the CCFI Merger and such other actions as contemplated by this Agreement.

(f)       This Agreement has been duly executed and delivered by Katapult, Merger Sub 1 and Merger Sub 2 and, assuming the due authorization, execution and delivery by Aaron’s and CCFI, constitutes the legal, valid and binding obligation of Katapult, Merger Sub 1 and Merger Sub 2 (as applicable), enforceable against Katapult, Merger Sub 1 or Merger Sub 2 (as applicable) in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Merger Sub 1 and Merger Sub 2 were formed solely to facilitate the Mergers and have no assets, liabilities or operations except in connection therewith.

4.20.       Vote Required. The affirmative vote of a majority of the total votes cast by holders of shares of Katapult Common Stock present or represented by proxy at the Katapult Stockholders’ Meeting and entitled to vote on the Katapult Stock Issuance Proposal, is the only vote of the holders of any class or series of Katapult’s capital stock necessary to approve the Katapult Stock Issuance Proposal (the “Required Katapult Stockholder Vote”).

4.21.       Non-Contravention; Consents. Subject to Section 4.21 of the Katapult Disclosure Schedule, and subject to obtaining the Required Katapult Stockholder Vote, the filing of the Aaron’s Certificate of Merger and the CCFI Certificate of Merger required by the DGCL and any filings or notifications that may be required in connection with the Contemplated Transactions under any US or non-US antitrust, merger control, or competition laws, neither (x) the execution, delivery or performance of this Agreement by Katapult, Merger Sub 1 or Merger Sub 2, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)       contravene, conflict with or result in a violation of any of the provisions of the certificate of incorporation, bylaws or other charter or organizational documents of Katapult or any of its Subsidiaries;

(b)       contravene, conflict with or result in a material violation of, or give any Governmental Body or, to the Knowledge of Katapult, other Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Katapult or its Subsidiaries, or any of the assets owned or used by Katapult or its Subsidiaries, is subject;

(c)       contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Katapult or its Subsidiaries or that otherwise relates to the business of Katapult or its Subsidiaries or to any of the material assets owned or used by Katapult or its Subsidiaries;

(d)       contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Katapult Material Contract, except for any breach or default, that would not reasonably be expected to result in a Katapult Material Adverse Effect; or

(e)       result in the imposition or creation of any Encumbrance upon or with respect to any material asset owned or used by Katapult or its Subsidiaries, except as would not reasonably be expected to result in a Katapult Material Adverse Effect.

Except (i) for any Consent set forth in Section 4.21 of the Katapult Disclosure Schedule under any Katapult Contract, (ii) the approval of the Katapult Stock Issuance Proposal and the issuance of shares of Katapult Common Stock, (iii) the filing of the Aaron’s Certificate of Merger and the CCFI Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and any US or non-US antitrust, merger control, or competition laws, neither Katapult nor any of its Subsidiaries was, is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person, except as would not reasonably be expected to result in a Katapult Material Adverse Effect, in connection with (x) the execution, delivery or performance of this Agreement or (y) the consummation of the Contemplated Transactions.

4.22.       No Financial Advisor. Except as set forth in Section 4.22 of the Katapult Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Katapult or any of its Subsidiaries.

4.23.       Valid Issuance. The Katapult Common Stock to be issued in connection with the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.24.       Privacy. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, Katapult has complied with all Privacy Obligations and its respective privacy policies relating to the use, collection, storage, disclosure and transfer of any Personal Information collected by Katapult or by third parties that collect or have access to Personal Information on behalf of Katapult. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, the execution, delivery and performance of this Agreement will comply with all Privacy Obligations and with Katapult’s privacy policies. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, to the Knowledge of Katapult, there has been no (a) unauthorized acquisition of, access to, loss of, or misuse of any Sensitive Data, or (b) unauthorized or unlawful processing of any Sensitive Data, in each case, in Katapult’s possession or control. Except as would not reasonably be expected to have a Katapult Material Adverse Effect, no Person has, since January 1, 2024, commenced or threatened in writing to commence any Legal Proceeding with respect to Katapult’s privacy, security or data protection practices, including any loss, damage or unauthorized access, use, disclosure, modification or other misuse of any Personal Information maintained by, or on behalf of, Katapult.

4.25.       Rent-to-Own Business.

(a)       Katapult Rental Contract Forms. Katapult has made available to Aaron’s and CCFI copies of each material form of lease-to-own or rent-to-own Contract used in the businesses of Katapult or any of its Subsidiaries as of December 7, 2025 (each, a “Katapult Rental Contract Form”). Each Katapult Rental Contract Form, and each Katapult Material Contract entered into thereunder, complies in all material respects with applicable state Laws governing rental-purchase, lease-to-own or rent-to-own transactions with consumers in the jurisdiction(s) in which such Katapult Rental Contract Form or Katapult Material Contract is used. When validly executed by a customer of Katapult or any of its Subsidiaries, the Katapult Material Contract entered into based on the applicable Katapult Rental Contract Form represents a legal, valid and binding obligation of the customer named therein, enforceable in accordance with its terms, subject to applicable General Enforceability Exceptions.

(b)       No Credit Products or Consumer Financial Products or Services. The Katapult Rental Contract Forms and the Katapult Material Contracts entered into thereunder do not constitute loans, credit sales, or the extension of credit under applicable Laws governing loans or the extension of credit.

4.26.       Related Party Transactions. There are no contracts, transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Katapult or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the 1934 Act) of Katapult or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Katapult Capital Stock (or any of such person’s immediate family members or Affiliates) (other than Subsidiaries of Katapult) of the type required to be reported in any Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (collectively, “Katapult Related Party Contracts”).

4.27.       Disclosure. The information supplied by Katapult and each Katapult Subsidiary for inclusion in the Proxy Statement/Prospectus will not, as of the date of the Proxy Statement/Prospectus or as of the date such information is prepared or presented, (a) contain any statement that is inaccurate or misleading with respect to any material facts or (b) omit to state any material fact necessary in order to make such information, in the light of the circumstances under which such information is provided, not false or misleading.

4.28.       No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Agreement, neither Katapult nor any other Person on behalf of Katapult makes any express or implied representation or warranty with respect to Katapult or any of its Subsidiaries or with respect to any other information provided to Aaron’s and CCFI in connection with the transactions contemplated hereby.

4.29.       Opinion of Financial Advisor. The Katapult Board has received the opinion of Guggenheim Securities, LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Katapult Stock Issuance is fair, from a financial point of view, to Katapult. Katapult will make available to each of Aaron’s and CCFI a signed true and complete copy of such opinion promptly (and in no event later than two (2) days) following the date of this Agreement.

4.30.       Disclaimer of Other Representations and Warranties. Each of Katapult, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) none of Aaron’s or CCFI is making or has made any representations or warranties, express or implied, including without limitation as to accuracy or completeness, relating to itself or its business or otherwise in connection with the transactions contemplated by this Agreement, including the Mergers, and none of Katapult, Merger Sub 1, Merger Sub 2 or their respective Representatives is relying on or entitled to rely on any representation or warranty of Aaron’s and CCFI except for those expressly set forth in this Agreement, (b) no Person has been authorized by Aaron’s or CCFI to make any representation or warranty relating to Aaron’s or CCFI or their businesses, and if made, such representation or warranty must not be relied upon by Katapult, Merger Sub 1 or Merger Sub 2 as having been authorized by Aaron’s or CCFI and (c) any estimates, projections, forecasts, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Katapult, Merger Sub 1, Merger Sub 2 or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information are the subject of any express representation or warranty set forth in this Agreement.

Article 5

CERTAIN COVENANTS OF THE PARTIES

5.1.       Access and Investigation. Subject to the terms of the Confidentiality Agreements which the Parties agree will continue in full force following the date of this Agreement, during the period commencing on the date of this Agreement and ending at the Closing (the “Pre-Closing Period”), upon reasonable notice, each Party shall, and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Parties and such other Parties’ Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel (including its officers) and assets and to all existing books, records, Tax Returns, work papers, contracts, and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Parties and such other Parties’ Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Parties may reasonably request; and (c) permit the other Parties’ officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Parties may deem necessary or appropriate, in each case, solely for purposes of consummating the Contemplated Transactions and integration planning related thereto. Any investigation conducted by either Katapult, Aaron’s or CCFI pursuant to this Section 5.1 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Parties. Notwithstanding the foregoing, any Party may restrict the foregoing access (A) to the extent that such access would require such Party to waive the attorney-client privilege or attorney work product privilege, or violate any Legal Requirements applicable to such Party or a Contract of such Party; provided, that such Party or its Subsidiary (i) shall be entitled to withhold only such information that may not be provided without causing such violation or waiver, (ii) shall provide to the other Parties all related information that may be provided without causing such violation or waiver (including, to the extent permitted, redacted versions of any such information) and (iii) shall enter into such effective and appropriate joint-defense agreements or other protective arrangements as may be reasonably requested by the other Parties in order that all such information may be provided to the other Parties without causing such violation or waiver, (B) with respect to any Legal Proceedings between or among the parties relating to this Agreement or the transactions contemplated hereby, (C) subject to Section 5.5, to any information related to the negotiation and execution of this Agreement or to transactions potentially competing with or alternative to the Contemplated Transactions or proposals from other third parties relating to any competing or alternative transactions (including Acquisition Proposals) and the actions of such Party’s Board of Directors (or any committee thereof) with respect to any of the foregoing, whether prior to or after execution of this Agreement, (D) to unduly burdensome, voluminous or unreasonable (whether as to scope or frequency) requests for access or information, or (E) any information related to a Katapult Board Adverse Recommendation Change or the actions of the Katapult Board of Directors (or any committee thereof) with respect thereto.  Aaron’s agrees to treat, and cause to be treated, all information and materials received, in whatever form, from or on behalf of Katapult or CCFI, in accordance with the terms of the Confidentiality Agreements signed by IQV Holdings, LLC, as if Aaron’s were IQV Holdings, LLC.

5.2.       Operation of Katapult’s Business.

(a)       Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.2(a) of the Katapult Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Aaron’s and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, Katapult shall, and shall cause the Katapult Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by Katapult or the Katapult Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this Section 5.2(a) unless such action would constitute a breach of such provision of Section 5.2(b).

(b)       Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization, (ii) as set forth in Section 5.2(b) of the Katapult Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (v) with the prior written consent of Aaron’s and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, Katapult shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)       (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than for shares of Katapult Capital Stock issuable as a dividend that have accrued pursuant to Katapult’s certificate of incorporation), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Katapult Common Stock from participants in the Katapult Equity Plans in accordance with past practice and the terms of the Katapult Equity Plans and applicable award agreements);

(ii)       amend the certificate of incorporation, bylaws or other charter or organizational documents of Katapult, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;

(iii)       form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;

(iv)       other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $125,000 individually, or, in the aggregate, in excess of $625,000;

(v)       except as required under the express terms of any Katapult Employee Plan, (w) adopt, terminate, establish, increase benefits under or enter into any Katapult Employee Plan; (x) cause or permit any Katapult Employee Plan to be amended other than as required by applicable Laws, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required by a Katapult Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants; or (z) increase the severance or change of control benefits offered to any current or new employees or natural person service providers;

(vi)       (i) negotiate, modify, extend, or enter into any Katapult Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Katapult or any Katapult Subsidiaries.

(vii)       implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

(viii)       hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

(ix)       intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Katapult and the Katapult Subsidiaries as a whole;

(x)       acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Katapult and the Katapult Subsidiaries taken as a whole or sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Katapult and the Katapult Subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)       make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xii)       enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Katapult or any Katapult Subsidiaries which (A) involves payment or receipt by Katapult or the Katapult Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of Katapult or its Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Katapult and the Katapult Subsidiaries taken as a whole, provided that nothing in this Section 5.2(b)(xii) should prohibit (x) amendments that are favorable to Katapult, or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;

(xiii)       settle any pending or threatened Legal Proceeding against Katapult or any of the Katapult Subsidiaries that is material to the business of Katapult and the Katapult Subsidiaries taken as a whole;

(xiv)       terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv)       forgive any material loans to Katapult’s employees, officers, directors or Affiliates;

(xvi)       other than as required by Law or GAAP, take any action to change Katapult’s accounting policies or procedures or cash management practices; or

(xvii)       agree, resolve or commit to do any of the foregoing.

(c)       Katapult shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for shares of Katapult Common Stock issued (x) upon the valid exercise of Katapult Options or Katapult Warrants outstanding as of the date of this Agreement or (y) settlement of Katapult RSU Awards and Katapult PSU Awards outstanding as of the date of this Agreement or sales of shares of Katapult Common Stock issued upon vesting and/or settlement of Katapult RSU Awards and Katapult PSU Awards outstanding as of the date of this Agreement to cover tax obligations upon such vesting and/or settlement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.

5.3.       Operation of Aaron’s Business.

(a)       Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.3(a) of the Aaron’s Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Katapult and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, Aaron’s shall, and shall cause the  Aaron’s Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by Aaron’s or the Aaron’s Subsidiaries with respect to matters specifically addressed by the provisions of Section 5.3(b) shall be deemed a breach of this Section 5.3(a) unless such action would constitute a breach of such provision of Section 5.3(b).

(b)       Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization, (ii) as set forth in Section 5.3(b) of the Aaron’s Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (v) with the prior written consent of Katapult and CCFI (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, Aaron’s shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)       (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than for shares of Aaron’s Common Stock issuable as a dividend that have accrued pursuant to Aaron’s certificate of incorporation), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Aaron’s Common Stock from terminated employees of Aaron’s pursuant to contracts in effect as of the date hereof and disclosed on the Aaron’s Disclosure Schedule);

(ii)       amend the certificate of incorporation, bylaws or other charter or organizational documents of Aaron’s, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;

(iii)       form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;

(iv)       other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;

(v)       except as required under the express terms of any Aaron’s Employee Plan, (w) adopt, terminate, establish, increase benefits under, or enter into any Aaron’s Employee Plan, (x) cause or permit any Aaron’s Employee Plan to be amended, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required pursuant to an Aaron’s Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors, employees or natural person consultants, or (z) increase the severance or change of control benefits offered to any current or new employee or natural person service providers;

(vi)       (i) negotiate, modify, extend, or enter into any Aaron’s Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of Aaron’s or any Aaron’s Subsidiaries.

(vii)       implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

(viii)       hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

(ix)       intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of Aaron’s and the Aaron’s Subsidiaries as a whole;

(x)       acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to Aaron’s and the Aaron’s Subsidiaries taken as a whole nor sell, lease or otherwise irrevocably dispose of any of its assets or properties that are material to Aaron’s and the Aaron’s subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)       make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xii)       enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by Aaron’s or any of the Aaron’s Subsidiaries which (A) involves payment or receipt by Aaron’s or the Aaron’s Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of Aaron’s or any Aaron’s Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to Aaron’s and the Aaron’s Subsidiaries taken as a whole, provided that nothing in this Section 5.3(b)(xii) should prohibit (x) amendments that are favorable to Aaron’s or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;

(xiii)       settle any pending or threatened Legal Proceeding against Aaron’s or any of the Aaron’s Subsidiaries, that is material to the business of Aaron’s and the Aaron’s Subsidiaries taken as a whole;

(xiv)       terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv)       forgive any material loans to Aaron’s employees, officers, directors or Affiliates;

(xvi)       other than as required by Law or GAAP, take any action to change Aaron’s accounting policies or procedures or cash management practices; or

(xvii)       agree, resolve or commit to do any of the foregoing.

(c)       Aaron’s shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security; (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.

5.4.       Operation of CCFI’s Business.

(a)       Except (i) as expressly contemplated or permitted by this Agreement, including any Reorganization, (ii) as set forth in Section 5.4(a) of the CCFI Disclosure Schedule, (iii) as required by applicable Law, or (iv) with the prior written consent of Katapult and Aaron’s (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period and through the Closing, CCFI shall, and shall cause the CCFI Subsidiaries to, use reasonable best efforts to, conduct its business and operations in the Ordinary Course of Business in all material respects; provided, however, that no action by CCFI or the CCFI Subsidiaries with respect to matters specifically addressed by any portion of Section 5.4(b) shall be deemed a breach of this Section 5.4(a) unless such action would constitute a breach of such provision of Section 5.4(b).

(b)       Except (i) as expressly contemplated or permitted by this Agreement, including as required by any Reorganization (ii) as set forth in Section 5.4(b) of the CCFI Disclosure Schedule, (iii) as required by applicable Law, (iv) in response to a bona fide Emergency or (iv) with the prior written consent of Katapult and Aaron’s (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article 11 and the Closing, CCFI shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)       (A) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (other than (1) for CCFI Units issuable as a dividend that have accrued pursuant to CCFI’s certificate of incorporation or (2) distributions set forth on Section 5.4(b)(i) of the CCFI Disclosure Schedule), or (B) repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for CCFI Units from terminated employees of CCFI pursuant to contracts in effect as of the date hereof and disclosed on the CCFI Disclosure Schedule);

(ii)       amend the certificate of formation, limited liability company agreement or other charter or organizational documents of CCFI, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction, except as related to the Contemplated Transactions;

(iii)       form any Subsidiary or acquire or dispose of any equity interest or other interest in any other Entity;

(iv)       other than in the Ordinary Course of Business, (A) incur or guarantee any indebtedness for borrowed money; (B) issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities; (C) guarantee any debt securities of others; or (D) make any capital expenditure or expenditures in excess of $250,000 individually, or, in the aggregate, in excess of $1,250,000;

(v)       except as required under the express terms of any CCFI Employee Plan, (w) adopt, terminate, establish increase benefits under, or enter into any CCFI Employee Plan, (x) cause or permit any CCFI Employee Plan to be amended other than as required by applicable Laws, (y) accelerate the vesting or payment of, any compensation or benefits, pay any bonus (other than as required by a CCFI Employee Plan), or, other than in the Ordinary Course of Business, increase the amount of the wages, salary, commissions, fringe benefits or other compensation, benefits or remuneration payable to, any of its directors or employees or natural person consultants, or (z) increase the severance or change of control benefits offered to any current or new employees or natural person service providers;

(vi)       (i) negotiate, modify, extend, or enter into any CCFI Labor Agreement or (ii) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any employees of CCFI or any CCFI Subsidiaries.

(vii)       implement or announce any employee layoffs, plant closings, or other personnel actions that could implicate the WARN Act;

(viii)       hire, engage, terminate (without cause), furlough, or temporarily lay off any employee or natural person independent contractor with annual salary in excess of $400,000;

(ix)       intentionally waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or natural person independent contractor that is material to the business of CCFI and the CCFI Subsidiaries as a whole;

(x)       acquire (whether by merger, share exchange, business combination or otherwise) any assets that are material to CCFI and the CCFI subsidiaries taken as a whole nor sell, lease or otherwise irrevocably dispose of any of its material assets or properties that are material to CCFI and the CCFI Subsidiaries taken as a whole, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)       make, change or revoke any material Tax election; file any material amendment to any Tax Return; adopt or change any material accounting method in respect of Taxes; change any annual Tax accounting period; enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement (other than commercial Contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes); settle or compromise any claim, notice, audit report or assessment in respect of a material amount of Taxes; apply for or enter into any ruling from any Tax authority with respect to Taxes; surrender any right to claim a material Tax refund; or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(xii)       enter into, amend or terminate any agreement, contract or commitment which is not terminable at will (with no penalty or payment) by CCFI or any of the CCFI Subsidiaries which (A) involves payment or receipt by CCFI or the CCFI Subsidiaries under any such agreement, contract or commitment of $1,250,000 or more in the aggregate, or obligations after the date of this Agreement in excess of $1,250,000 in the aggregate or (B) contains a covenant limiting the freedom of CCFI or any CCFI Subsidiaries to engage in any line of business or compete with any Person, in a manner that would be material to CCFI and the CCFI Subsidiaries taken as a whole; provided that nothing in this Section 5.4(b)(xii) should prohibit (x) amendments that are favorable to CCFI or (y) renewals of existing agreements, contracts, or insurance policies in the Ordinary Course of Business;

(xiii)       settle any pending or threatened Legal Proceeding against CCFI or any of the CCFI Subsidiaries that is material to the business of CCFI and the CCFI Subsidiaries taken as a whole;

(xiv)       terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(xv)       forgive any material loans to CCFI’s employees, officers, directors or Affiliates;

(xvi)       other than as required by Law or GAAP, take any action to change CCFI’s accounting policies or procedures or cash management practices; or

(xvii)       agree, resolve or commit to do any of the foregoing.

(c)       CCFI shall not, and shall cause its Subsidiaries not to, other than pursuant to the Contemplated Transactions, sell, issue or grant, or authorize the issuance of (or make any commitments to do any of the foregoing): (i) any capital stock or other security (except for CCFI Units issued upon the valid exercise of CCFI Phantom Units, CCFI Options or CCFI Warrants outstanding as of the date of this Agreement); (ii) any option, warrant or right to acquire any capital stock or any other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security.

5.5.       No Solicitation.

(a)       From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, each Party agrees that neither it nor any of its Subsidiaries shall, and each Party will use its reasonable best efforts to cause each of its officers, managers, directors, employees, investment bankers, attorneys, accountants, Representatives, consultants or other agents retained by it or any of its Subsidiaries not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that would reasonably be expected to result in an Acquisition Proposal or Acquisition Inquiry; (ii) knowingly furnish any nonpublic information regarding such Party to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions (other than to inform any Person of the existence of the provisions contained in this

Section 5.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 6.5); or (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction other than a confidentiality agreement permitted as provided below; provided, however, that, notwithstanding anything contained in this Section 5.5(a), prior to the Required Katapult Stockholder Vote, Katapult may furnish nonpublic information regarding Katapult to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Inquiry or Acquisition Proposal, which Katapult’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer if: (A) neither Katapult nor any Representative of Katapult shall have breached this Section 5.5 in any material respect with respect to such Acquisition Inquiry or Acquisition Proposal, (B) prior to furnishing any such nonpublic information to, or entering into discussions with, Katapult, Katapult gives the other Parties written notice of the identity of such Person and of Katapult’s intention to furnish nonpublic information to, or enter into discussions with, such Person; (C) Katapult receives from such Person an executed confidentiality agreement containing provisions at least as favorable in the aggregate to Katapult (and not less restrictive in the aggregate to the counterparty thereto) as those contained in the Confidentiality Agreements (provided that such confidentiality agreement need not contain any “standstill” provision); and (D) prior to or concurrent with furnishing any such nonpublic information to such Person, Katapult furnishes such nonpublic information to the other Parties (to the extent such nonpublic information has not been previously furnished by Katapult to the other Parties). Without limiting the generality of the foregoing, each Party acknowledges and agrees that, in the event any director, officer or financial or legal advisor of Katapult (whether or not such director, officer or financial or legal advisor is purporting to act on behalf of Katapult) takes any action that, if taken by Katapult, would constitute a breach of this Section 5.5 by Katapult, the taking of such action by such director, officer or financial or legal advisor shall be deemed to constitute a breach of this Section 5.5 by Katapult for purposes of this Agreement.

(b)       If any Party or any Representative of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than twenty four (24) hours after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Parties orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, including copies of all documentation submitted to such Party reasonably relevant to evaluating such Acquisition Proposal or Acquisition Inquiry, or if no documentation was submitted, a reasonable summary of the terms communicated by the Person making the Acquisition Proposal or Acquisition Inquiry). Such Party shall keep the other Parties reasonably informed on a timely basis in all material respects with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed modification thereto.

(c)       Each Party shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and promptly following the date of this Agreement shall use reasonable best efforts to cause the destruction or return of any nonpublic information provided to such Person, including by sending a written notice so requesting the destruction or return pursuant to the provisions of any applicable nondisclosure or similar agreement.

5.6.       Reorganizations. Each Party shall effect the transactions set forth on Section 5.6 of Aaron’s Disclosure Schedule in accordance with the timing set forth therein (the “Reorganizations”).

Article 6

Additional Agreements of the Parties

6.1.       Form S-4 Registration Statement; Proxy Statement/Prospectus.

(a)       As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Katapult shall cause to be filed with the SEC, a Form S-4 Registration Statement, in which a Proxy Statement/Prospectus for the Katapult stockholders will be included as a prospectus. Each of the Parties covenants and agrees to use commercially reasonable efforts to ensure that the Proxy Statement/Prospectus, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith), will comply with applicable U.S. federal securities laws and the DGCL in all material respects and will not, at the time that the Proxy Statement/Prospectus or any amendment or supplement thereto is filed with the SEC or is first mailed to the stockholders of Katapult, at the time of the Katapult Stockholders’ Meeting and at the Closing, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Katapult further covenants to use commercially reasonable efforts to keep the Form S-4 Registration Statement effective for so long as necessary to complete the Mergers and pursuant to the terms of this Agreement. Notwithstanding the foregoing, Katapult makes no covenant, representation or warranty with respect to statements made in the Proxy Statement/Prospectus (and the letter to stockholders, notice of meeting and form of proxy included therewith) relating to or describing Aaron’s or CCFI, if any, based on information furnished in writing by Aaron’s or CCFI specifically for inclusion therein. Each of the Parties shall use commercially reasonable efforts to cause the Form S-4 Registration Statement and the Proxy Statement/Prospectus to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC. Aaron’s and CCFI and their legal counsel shall be given reasonable opportunity to review and comment on the Form S-4 Registration Statement prior to the filing thereof with the SEC (at least ten (10) Business Days prior to the filing thereof), and on the response to any comments of the SEC on the Form S-4 Registration Statement, prior to the filing thereof with the SEC. Katapult shall cause the Proxy Statement/Prospectus to be mailed to Katapult’s stockholders as promptly as practicable (and use commercially reasonable efforts to cause such mailing in any event within three (3) Business Days) after the Form S-4 Registration Statement is declared effective under the Securities Act. Each Party shall promptly furnish to the other Party all information in its possession concerning such Party and such Party’s subsidiaries and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 6.1. If any event relating to Katapult, Aaron’s or CCFI occurs, or if Katapult, Aaron’s or CCFI becomes aware of any event or information, that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Proxy Statement/Prospectus, then such Party shall promptly inform the other Parties thereof and shall cooperate fully in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to Katapult’s stockholders.

(b)       The record date of the Katapult Stockholders’ Meeting and the date of the Katapult Stockholders’ Meeting shall be selected by Katapult after reasonable consultation with Aaron’s and CCFI, and once selected by Katapult shall not be changed without the consent of Aaron’s and CCFI (not to be unreasonably withheld, conditioned or delayed). Unless this Agreement has been terminated in accordance with Article 11, the obligation of Katapult to duly call, give notice of, convene and hold the Katapult Stockholders’ Meeting and mail the Form S-4 Registration Statement and the Proxy Statement/Prospectus (and any amendment or supplement thereto that may be required by applicable Legal Requirements) to the holders of shares of Katapult Capital Stock will not be affected by a Katapult Board Adverse Recommendation Change.

(c)       Aaron’s and CCFI shall reasonably cooperate with Katapult and provide, and require its Representatives, advisors, accountants and attorneys to provide, Katapult and its Representatives, advisors, accountants and attorneys, with all true, correct and complete information regarding Aaron’s and CCFI that is required by law to be included in the Form S-4 Registration Statement or reasonably requested from Aaron’s and CCFI to be included in the Form S-4 Registration Statement.

6.2.       Aaron’s Stockholder Written Consent.

(a)       Simultaneously with the execution and delivery of this Agreement Aaron’s shall (i) obtain the approval (by written consent or otherwise) of Aaron’s stockholders sufficient for the Required Aaron’s Stockholder Vote (the “Aaron’s Stockholder Written Consent”) for purposes of (A) adopting this Agreement and approving the Aaron’s Merger, (B) acknowledging that the approval given thereby is irrevocable and that each such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a copy of which was attached thereto, and that each such stockholder has received and read a copy of Section 262 of the DGCL, and (C) acknowledging that by its approval of the Aaron’s Merger it is not entitled to appraisal rights with respect to its shares in connection with the Aaron’s Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL and (ii) deliver an executed copy of such Aaron’s Stockholder Written Consent to CCFI and Katapult. Under no circumstances shall Aaron’s assert that any other approval or consent is necessary by its stockholders to approve the Aaron’s Merger or this Agreement.

(b)       Aaron’s agrees that (i) the Aaron’s Board shall recommend that Aaron’s stockholders vote to adopt this Agreement and the Aaron’s Merger and shall use its reasonable best efforts to solicit such approval within the timeframe set forth in Section 6.2(a) above (the recommendation of the Aaron’s Board that Aaron’s stockholders vote to adopt and approve this Agreement being referred to as the “Aaron’s Board Recommendation”); and (ii) the Aaron’s Board Recommendation shall not be withdrawn or modified in a manner adverse to Katapult or CCFI, and no resolution by the Aaron’s Board or any committee thereof to withdraw or modify the Aaron’s Board Recommendation in a manner adverse to Katapult or CCFI shall be adopted or proposed.

6.3.       CCFI Unitholder Written Consent.

(a)       Simultaneously with the execution and delivery of this Agreement CCFI shall (i) obtain the approval (by written consent or otherwise) of CCFI unitholders sufficient for the Required CCFI Unitholder Vote (the “CCFI Unitholder Written Consent”) for purposes of (A) adopting this Agreement and approving the CCFI Merger, and (B) acknowledging that the approval given thereby is irrevocable and (ii) deliver an executed copy of such CCFI Unitholder Written Consent to Aaron’s and Katapult. Under no circumstances shall CCFI assert that any other approval or consent is necessary by its unitholders to approve the CCFI Merger or this Agreement.

(b)       CCFI agrees that each of the CCFI Special Committee Recommendation and the CCFI Board Recommendation shall not be withdrawn or modified in a manner adverse to Katapult or Aaron’s, and no resolution by the CCFI Special Committee, the CCFI Board or any committee thereof to withdraw or modify the CCFI Board Recommendation in a manner adverse to Katapult or Aaron’s shall be adopted or proposed.

6.4.       Consent of Equityholders of Merger Sub 1 and Merger Sub 2.

(a)       Promptly following the execution and delivery of this Agreement, and in any event no later than one (1) Business Day thereafter, Katapult shall cause the sole stockholder of Merger Sub 1 to deliver an action by written consent in accordance with Section 228(c) of the DGCL adopting and approving this Agreement.

(b)       Promptly following the execution and delivery of this Agreement, and in any event no later than one (1) Business Day thereafter, Katapult shall cause the sole member of Merger Sub 2 to deliver an action by written consent in accordance with Section 302 of the DLLCA adopting and approving this Agreement.

6.5.       Katapult Stockholders’ Meeting.

(a)       Katapult shall take all action necessary under applicable Legal Requirements to call, give notice of and hold a meeting of the holders of Katapult Capital Stock to vote on the Katapult Stockholder Proposals (such meeting, the “Katapult Stockholders’ Meeting”). The Katapult Stockholders’ Meeting shall be held as promptly as practicable (and Katapult shall use reasonable best efforts to cause such meeting to be held within thirty-five (35) days) after the Form S-4 Registration Statement is declared effective under the Securities Act. Katapult shall take reasonable measures to ensure that all proxies solicited in connection with the Katapult Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained herein, if on the date of the Katapult Stockholders’ Meeting, or a date preceding the date on which the Katapult Stockholders’ Meeting is scheduled, Katapult reasonably believes that (x) it will not receive proxies sufficient to obtain the required approval of the holders of Katapult Capital Stock at the Katapult Stockholders’ Meeting with respect to Katapult Stockholder Proposals, whether or not a quorum would be present at the Katapult Stockholders’ Meeting or (y) it will not have sufficient shares of Katapult Capital Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Katapult Stockholders’ Meeting, subject to compliance with all Legal Requirements, Katapult, following consultation with Aaron’s and CCFI, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Katapult Stockholders’ Meeting of up to ten (10) Business Days each, as long as the date of the Katapult Stockholders’ Meeting is not postponed or adjourned more than an aggregate of thirty (30) calendar days in connection with any such postponements or adjournments pursuant to either or both of the preceding clauses (x) and (y); provided that, subject to compliance with all Legal Requirements, Katapult may postpone or adjourn the Katapult Stockholders’ Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Katapult has reasonably determined, after consultation with their outside legal counsel, is reasonably likely to be required under applicable Legal Requirements and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Katapult prior to the Katapult Stockholders’ Meeting.

(b)       Katapult agrees that, subject to Section 6.5(c) and Section 6.5(d), each of the Katapult Transaction Committee Recommendation and the Katapult Board Recommendation shall not be withdrawn or modified in a manner adverse to Aaron’s or CCFI, and no resolution by the Katapult Transaction Committee or the Katapult Board or any committee thereof to withdraw or modify the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation in a manner adverse to Aaron’s or CCFI shall be adopted or proposed.

(c)       Notwithstanding anything to the contrary contained in Section 6.5(b), if at any time prior to the approval of the Katapult Stockholder Proposals by the Required Katapult Stockholder Vote, Katapult receives a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a material breach of Section 5.5) from any Person that has not been withdrawn and, after consultation with outside legal counsel and outside financial advisor(s), the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, the Katapult Transaction Committee may withhold, amend, withdraw or modify the Katapult Transaction Committee Recommendation and the Katapult Board may withhold, amend, withdraw or modify the Katapult Board Recommendation, in each case in a manner adverse to Aaron’s or CCFI, or, if applicable, recommend such Superior Offer (collectively a “Katapult Board Adverse Recommendation Change”) and terminate this Agreement if, but only if, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee)  shall have determined in good faith, based on such matters as it deems relevant following consultation with its outside legal counsel, that the failure to effect a Katapult Board Adverse Recommendation Change and terminate this Agreement, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board, in each case under applicable Legal Requirements; provided, that, before making a Katapult Board Adverse Recommendation Change and terminating this Agreement, (i) each of Aaron’s and CCFI receives written notice from Katapult confirming that the Katapult Transaction Committee or the Katapult Board (as applicable) intends to change its recommendation at least four (4) Business Days in advance of effecting a Katapult Board Adverse Recommendation Change (the “Katapult Recommendation Determination Notice”), but such notice shall not be deemed to constitute a Katapult Board Adverse Recommendation Change; (ii) such notice describes in reasonable detail the material terms and conditions of such Superior Offer, including the identity of the Person making such offer (and attaching the most current and complete version of any written agreement or other documents reflecting the material terms relating thereto); (iii) if requested by Aaron’s or CCFI, Katapult shall, during such four (4) Business Day period, negotiate with Aaron’s and CCFI in good faith to make such adjustments to the terms and conditions of this Agreement so that the Katapult Board Adverse Recommendation Change is no longer necessary and such Acquisition Proposal no longer constitutes a Superior Offer; and (iv) after considering the results of any such negotiations and giving effect to any new proposals proposed in writing by Aaron’s and CCFI in a manner that would form a binding Contract if accepted by Katapult, if any, and, after consultation with outside legal counsel and outside financial advisor(s), the Katapult Transaction Committee and the Katapult Board (as applicable) shall have determined, in good faith, that such Acquisition Proposal continues to be a Superior Offer and that the failure to effect a Katapult Board Adverse Recommendation Change and terminate this Agreement under Section 11.1(m) below, in light of such Superior Offer, would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board (as applicable) under applicable Legal Requirements. The requirements and provisions of this Section 6.5(c) shall also apply in the event of any material change to the terms of any such Acquisition Proposal and each such material change shall require a new Katapult Recommendation Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(d)       Notwithstanding anything to the contrary contained in Section 6.5(b), at any time prior to the approval of the Katapult Stockholder Proposals, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee)  may, if an event, change, fact, development, circumstance or occurrence that was not known to the Katapult Transaction Committee or the Katapult Board (as applicable) prior to Katapult’s execution and delivery hereof (or if known, the consequences of which were not known or reasonably foreseeable (or the magnitude of which was not known or reasonably foreseeable) by the Katapult Transaction Committee or the Katapult Board (as applicable) as of the date of this Agreement), which event, change, fact, development, circumstance or occurrence, or any consequence thereof (or magnitude of which), arises or becomes known to the Katapult Transaction Committee or the Katapult Board (as applicable) after Katapult’s execution and delivery hereof (a “Katapult Intervening Event”), effect a Katapult Board Adverse Recommendation Change if it determines in good faith, following consultation with its outside legal counsel, that the failure to effect a Katapult Board Adverse Recommendation Change in light of such Katapult Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board under applicable Legal Requirements; provided, however, that the Katapult Transaction Committee and the Katapult Board may not effect a Katapult Board Adverse Recommendation Change due to a Katapult Intervening Event unless (i) Katapult shall have provided prior written notice to Aaron’s and CCFI at least four (4) Business Days in advance of its intention to effect such Katapult Board Adverse Recommendation Change, (ii) such notice describes in reasonable detail the facts and reasons for such intention, (iii) if requested by Aaron’s or CCFI, Katapult shall, during such four (4) Business Day period, negotiate with Aaron’s and CCFI in good faith to make such adjustments to the terms and conditions of this Agreement so that the Katapult Board Adverse Recommendation Change in connection with the Katapult Intervening Event is no longer necessary, and (iv) after considering the results of any such negotiations and giving effect to any new proposals made by Aaron’s or CCFI, if any, and, after consultation with outside legal counsel, the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction

Committee) shall have determined, in good faith, that the failure to make the Katapult Board Adverse Recommendation Change in connection with such Katapult Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties of the Katapult Transaction Committee and the Katapult Board under applicable Legal Requirements.  The provisions of this Section 6.5(d) shall also apply to any material change to the facts and circumstances relating to any such Katapult Intervening Event and each such material change shall require a new Katapult Recommendation Determination Notice, except that the references to four (4) Business Days shall be deemed to be two (2) Business Days.

(e)       Nothing contained in this Agreement shall prohibit Katapult, the Katapult Transaction Committee or the Katapult Board from (i) taking and disclosing to the stockholders of Katapult a position as contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (other than Rule 14d-9(f) under the Exchange Act), and (ii) making a “stop, look and listen” communication to the stockholders of Katapult pursuant to Rule 14d-9(f) under the Exchange Act; provided, however, that this Section 6.5(e) shall not be deemed to affect whether any such disclosure, other than such a “stop, look and listen” communication, would otherwise be deemed to be a Katapult Board Adverse Recommendation Change; provided, further, that any such disclosures permitted pursuant to this Section 6.5(e) (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a Katapult Board Adverse Recommendation Change unless the Katapult Transaction Committee or the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) expressly publicly reaffirms the Katapult Board Recommendation (x) in such communication or (y) within three (3) Business Days after being requested in writing to do so by Aaron’s or CCFI. For clarity, a factually accurate public statement that describes Katapult’s receipt of an Acquisition Proposal, that no position has been taken by the Katapult Transaction Committee and the Katapult Board as to the advisability or desirability of such Acquisition Proposal and the operation of this Agreement with respect thereto will not be deemed a Katapult Board Adverse Recommendation Change.

6.6.       Regulatory Approvals.

(a)       Subject to the terms and conditions of this Agreement (including Section 6.6(b)), each Party shall use reasonable best efforts to take, or cause to be taken (including by causing its Subsidiaries to take), all actions (including instituting or defending any action, suit or proceeding), and do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Contemplated Transactions as expeditiously as possible (and in any event prior to the End Date), including (i) preparing and filing as promptly as practicable with any Governmental Body all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, transfers and applications (“Filings”) and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Body that are necessary, proper or advisable to consummate the Contemplated Transactions as expeditiously as possible (and in any event prior to the End Date); provided, however, that no Party, nor any Subsidiaries of any Party, shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any contract in connection with obtaining any consent without the prior written consent of Aaron’s and CCFI (with respect to actions taken by Katapult and its Subsidiaries), Katapult and CCFI (with respect to actions taken by the Aaron’s and its Subsidiaries) and Aaron’s and Katapult (with respect to actions taken by CCFI and its Subsidiaries). Without limiting the foregoing, each Party shall make or cause to be made an appropriate Filing, if required by the HSR Act, pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with respect to the Contemplated Transactions as expeditiously as possible after the date of this Agreement. The Parties shall split in equal parts any fees associated with the Filings. In addition, each of Katapult, Aaron’s and CCFI shall use commercially reasonable efforts to obtain consents from third parties, other than any Governmental Body, if mutually agreed by the Parties.

(b)       The Parties hereby agree that they shall use reasonable best efforts to cooperate and consider in good faith any request, action, agreement, condition, commitment or remedy of any kind in order to consummate the Contemplated Transactions, including but not limited to any remedy that would require any Party to sell, divest, lease, license, transfer, dispose of, or otherwise encumber, impair, limit or restrict such Party’s ownership, control, management or operation of its assets or businesses (including for the avoidance of doubt, any equity or other interests) (collectively, the “Remedial Actions”); provided the Parties shall use their reasonable best efforts to eliminate each and every impediment under any antitrust law to the Contemplated Transactions and to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of such Contemplated Transactions, provided that that no Party, nor any Subsidiary of any Party, shall be required to take Remedial Actions unless such action is conditioned upon the consummation of the Contemplated Transactions to the extent that for any of the Parties, taking such actions would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of Katapult and its Subsidiaries, taken as a whole, after giving effect to the Contemplated Transactions (including the Mergers), in each case, it being understood that any proceeds received, or expected to be received, from effecting a Remedial Action shall not be taken into consideration in making such determination.

(c)       Each of the Parties agrees to jointly develop the overall strategy, any substantive positions taken, as well as the final form of any work product to be submitted to any Governmental Body (including the investigative staff, management, and leadership), including any presentation, memorandum, white paper, opinion, and other written communication, with each of the Parties to consult and cooperate reasonably promptly and in good faith with the other Parties with respect thereto; provided, that, in the event any Party reasonably objects in writing to any such strategy or advocacy, then such matters shall be resolved as necessary through a discussion among the chief executive officers of the Parties, such discussion to be held no later than 24 hours following the date of objection, and if such representatives are not in good faith able to resolve such objection, such matter shall thereafter be resolved by a court of competent jurisdiction set forth in Section 12.5. The Parties shall reasonably cooperate with each other and their respective Representatives in obtaining any other consents that may be required in connection with the Contemplated Transactions.

(d)       Each Party shall, to the extent permitted by the applicable Laws, (i) promptly notify the other Parties of any substantive and other material communication (whether written or oral) made or received by any Party, as applicable, with any Governmental Body relating to the antitrust Laws (or any other Filings made pursuant to Section 6.6(a)) and regarding this Agreement or any of the Contemplated Transactions, and, if permitted by the applicable Laws and reasonably practical, permit the other Parties to review in advance any proposed written substantive and other material communication or submission to any such Governmental Body and consider in good faith such other Parties’ (and any of their respective outside counsels’) reasonable comments to such proposed written communication or submission; (ii) not agree to participate in any in-person meeting or substantive discussion with any Governmental Body in respect of any Filing, investigation or inquiry relating to the antitrust Laws (or any other Filings made pursuant to Section 6.6(a)) and regarding this Agreement or any of the Contemplated Transactions unless, to the extent reasonably practicable, it consults with such other Parties in advance and, to the extent permitted by such Governmental Body, gives such other Parties the opportunity to attend or participate, as applicable; and (iii) promptly furnish the other Parties with copies of all correspondence, Filings and written communications between it and its Affiliates and Representatives, on the one hand, and such Governmental Body or its respective staff, on the other hand, with respect to this Agreement and the Contemplated Transactions. Any materials exchanged in connection with this Section 6.6 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove other competitively sensitive material; provided, that the Parties may, as they deem advisable and necessary, designate any materials provided to the other under this Section 6.6 as “outside counsel only.”

6.7.       Equity and Cash Incentive Awards.

(a)       Aaron’s PCU Awards and RCG Awards.

(i)       At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of the holder thereof, each Aaron’s PCU Award will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s PCU Award (each, a “Modified Aaron’s PCU Award”). Each Modified Aaron’s PCU Award will have the same terms and conditions as applied to the Aaron’s PCU Award prior to such modification, except for terms rendered inoperative by reason of the Mergers or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Parties are appropriate to conform the administration of such Modified Aaron’s PCU Award.

(ii)       At the Aaron’s Merger Effective Time, by virtue of the Aaron’s Merger and without any further action on the part of the holder thereof, each Aaron’s RCG Award will be modified to reflect an award of restricted cash, without interest, in an amount equal to the same dollar amount as provided under the Aaron’s RCG Award (each, a “Modified Aaron’s RCG Award”). Each Modified Aaron’s RCG Award will have the same terms and conditions as applied to the Aaron’s RCG Award prior to such modification, except for terms rendered inoperative by reason of the Mergers or for such other administrative or ministerial changes as in the reasonable and good faith determination of the Parties are appropriate to conform the administration of such Modified Aaron’s RCG Award.

(iii)       Prior to the Aaron’s Merger Effective Time, Aaron’s shall take all actions that may be necessary (under the Aaron’s Employee Plans and otherwise) to effectuate the provisions of this Section 6.7(a) and to ensure that, from and after the Aaron’s

Merger Effective Time, holders of Aaron’s PCU Awards and Aaron’s RCG Awards have no rights with respect thereto other than those described in this Section 6.7(a).

(b)       CCFI Awards

(i)       CCFI Phantom and Cash Awards.

A.       At the CCFI Merger Effective Time, CCFI will provide that the CCFI Phantom Units are terminated in accordance with the plan termination and liquidation rules of Section 409A of the Code and that each holder of CCFI Phantom Units will be entitled to receive shares of Katapult Common Stock, twelve (12) months following the effectiveness of the CCFI Phantom Units plan termination under Section 409A.

B.       At the CCFI Merger Effective Time, the CCFI CIC Plan and all awards thereunder will terminated automatically and without any required action on the part of any holder or beneficiary thereof and each holder of an award under the CCFI CIC Plan will be entitled to receive a cash payment, in such amount as is consistent with the CCFI Allocation Schedule, as soon as reasonably practicable after the Closing Date.

C.       Prior to the CCFI Merger Effective Time, CCFI shall take all actions that may be necessary to effectuate the provisions of this Section 6.7(b) and to ensure that, from and after the CCFI Merger Effective Time, holders of CCFI Phantom Units and awards under the CCFI CIC Plan have no rights with respect thereto other than those described in this Section 6.7(b).

(ii)       CCFI Options.

A.       At the CCFI Merger Effective Time, the vested CCFI Options that are outstanding immediately before the CCFI Merger Effective Time shall, automatically and without any required action on the part of the holder or beneficiary thereof, be forfeited for no consideration; provided, however, that, prior to such forfeiture, CCFI shall both notify the holder of the CCFI Options of the treatment set forth in this Section 6.7(b)(ii)(A) and provide a reasonable period during which such CCFI Options may be exercised.

(c)       Katapult Equity Awards.

(i)       Each outstanding Katapult Option, Katapult RSU Award and Katapult PSU Award shall remain outstanding in accordance with its terms, other than those described in Section 6.7(c)(ii).

(ii)       As of the Closing Date, each Katapult Director Initial RSU Grant and Katapult Annual Director RSU Grant that is then outstanding (whether or not deferred under the Katapult Deferral Plan) shall be cancelled and converted into the right to receive cash in an amount equal to (A) the total number of Common Shares subject to such Katapult Director Initial RSU Grant and Katapult Director Annual RSU Grant immediately prior to the Closing Date multiplied by (B) the closing price of a share of Katapult Common Stock on Nasdaq (or such other Nasdaq market on which the Katapult Common Stock then trades) on the Closing Date, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Closing Date.

(iii)       Each Katapult Cash Award will continue following the Closing Date pursuant to the same terms and conditions that applied to the Katapult Cash Awards before the Closing Date in accordance with the terms and conditions of such Katapult Cash Awards.

(iv)       Prior to the Closing Date, Katapult shall take all actions that may be necessary (under the Katapult Employee Plans and otherwise) to effectuate the provisions of this Section 6.7(c) and to ensure that, from and after the Closing Date, holders of Katapult Options, Katapult RSU Awards, Katapult PSU Awards and Katapult Cash Awards shall have no rights with respect thereto other than those described in this Section 6.7(c).

6.8.       Employee Benefits.

(a)       Each of Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company agrees to honor in accordance with their terms all Katapult Employee Plans, Aaron’s Employee Plans and CCFI Employee Plans, respectively. In order to further an orderly transition and integration, Katapult, Aaron’s and CCFI and shall cooperate in good faith in reviewing, evaluating and analyzing the Katapult Employee Plans, Aaron’s Employee Plans and CCFI Employee Plans with a view towards developing appropriate new benefit plans, or selecting the Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, as applicable, that will apply with respect to employees of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company and their respective Subsidiaries after the Closing (collectively, the “New Benefit Plans”), which New Benefit Plans shall, to the extent permitted by applicable Law, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (ii) not discriminate between employees who were covered by Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, at the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable). Until such time as the New Benefit Plans are determined and/or established, the legacy Katapult employees will participate in Katapult Employee Plans, the legacy Aaron’s employees will participate in the Aaron’s Employee Plans and the legacy CCFI employees will participate in the CCFI Employee Plans, in each case while employed by Katapult, the Aaron’s Surviving Corporation and its Subsidiaries or the CCFI Surviving Company and its subsidiaries, respectively, and subject to the terms of such plans, and it is understood and agreed that participation in New Benefit Plans may commence on different dates following the Closing for different plans.

(b)       With respect to any New Benefit Plans in which any employees of Katapult, Aaron’s or CCFI (or their respective Subsidiaries) prior to the Closing first become eligible to participate on or after the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), and in which such employees did not participate prior to the Closing, the Aaron’s Surviving Corporation, the CCFI Surviving Company or Katapult (as applicable) shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Benefit Plans in which such employees first become eligible to participate after the Closing, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Katapult Employee Plans, Aaron’s Employee Plans or CCFI Employee Plans, as the case may be, (ii) use commercially reasonable efforts to provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Closing (or, if later, prior to the time such employee commenced participation in the New Benefit Plan) under a Katapult Employee Plan, Aaron’s Employee Plan or CCFI Employee Plan (to the same extent that such credit was given under the analogous Katapult Employee Plan, Aaron’s Employee Plan or CCFI Employee Plan) in satisfying any applicable deductible or out-of-pocket requirements under any New Benefit Plans in which such employee first become eligible to participate after the Closing, (iii) assume all obligations to provide continued health coverage in accordance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA to the qualified beneficiaries of employees of the Aaron’s Surviving Corporation, the CCFI Surviving Company or Katapult (as applicable), and (iv) recognize all service of such employees with Katapult, Aaron’s or CCFI, as applicable, and their respective Subsidiaries (and any predecessor entities), for all purposes in any New Benefit Plan in which such employees first become eligible to participate after the Closing to the same extent that such service was taken into account under the analogous Katapult Employee Plan, Aaron’s Employee Plan or Aaron’s Employee Plan prior to the Closing; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of benefit accrual under any defined benefit pension plan, (C) for purposes of any benefit plan that provides retiree welfare benefits, or (D) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(c)       Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates any right to continue in the employ or service of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates, or shall interfere with or restrict in any way the rights of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates to discharge or terminate the services of any employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Katapult Employee Plan, Aaron’s Employee Plan, CCFI Employee Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Katapult, the Aaron’s Surviving Corporation, the CCFI Surviving Company or any of their respective Subsidiaries or Affiliates to amend, modify or terminate any particular Katapult Employee Plan, Aaron’s Employee Plan, CCFI Employee Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing. Without limiting the generality of Section 12.6, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of Katapult, Aaron’s, CCFI or any of their respective Subsidiaries or Affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(d)       Each of Katapult, Aaron’s and CCFI acknowledges and agrees that the Closing constitutes a “change in control,” “change of control” or term of similar import under each Katapult Employee Plan that contains such a term and, accordingly, that at the Closing, a “change in control,” “change of control” or term of similar import shall have occurred under each such Katapult Employee Plan.

6.9.       Indemnification of Officers and Directors.

(a)       From the Closing through the sixth anniversary of the Closing Date, each of Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Aaron’s Merger Effective Time or the CCFI Merger Effective Time, as applicable, a director, manager or officer of Katapult, Aaron’s or CCFI or any of their respective Subsidiaries (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, manager or officer of Katapult, Aaron’s or CCFI, or any of their respective Subsidiaries, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under the DGCL or DLLCA, as applicable, for directors, managers or officers of Delaware corporations and Delaware limited liability companies, respectively. Each D&O Indemnified Party will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from Katapult, the Aaron’s Surviving Corporation and the CCFI Surviving Company, jointly and severally, to the same extent as such D&O Indemnified Party is entitled to advancement of expenses as of the date of this Agreement by Katapult, Aaron’s or CCFI pursuant to the certificate of incorporation and bylaws of Katapult, certificate of incorporation and bylaws of Aaron’s and certificate of formation and limited liability company agreement of CCFI in effect on the date of this Agreement or any applicable indemnification agreement or law, upon receipt by Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company from the D&O Indemnified Party of a request therefor; provided, that any person to whom expenses are advanced provides a written undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification. All rights to indemnification, exculpation and advancement of expenses or other protection in respect of any claim asserted or made, and for which a D&O Indemnified Party delivers a written notice to Katapult or the Aaron’s Surviving Corporation or CCFI Surviving Company prior to the sixth (6th) anniversary of the Closing Date asserting a claim for such protections pursuant to this Section 6.9 shall continue until the final disposition of such claim.

(b)       From and after the CCFI Merger Effective Time, the certificate of incorporation and bylaws of Katapult, the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation and the certificate of formation and limited liability company agreement of the CCFI Surviving Company shall contain, and Katapult shall cause the certificate of incorporation and bylaws of the Aaron’s Surviving Corporation and the certificate of formation and limited liability company agreement of the CCFI Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, managers and officers of each of Katapult, Aaron’s and CCFI and their respective Subsidiaries than are presently set forth in the certificate of incorporation and bylaws of Katapult, the certificate of incorporation and bylaws of Aaron’s and the certificate of formation and limited liability company agreement of CCFI, which provisions shall not be amended, modified or repealed in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Aaron’s Merger Effective Time or CCFI Merger Effective Time (as applicable), were officers, managers or directors of Katapult, Aaron’s and CCFI, or their respective Subsidiaries, respectively. Katapult shall ensure that each of the Aaron’s Surviving

Corporation and the CCFI Surviving Company complies with its obligations under all such provisions.

(c)       From and after the Closing, Katapult shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Katapult. In addition, each of Katapult, Aaron’s and CCFI shall purchase, prior to the Closing, a six-year prepaid “D&O tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Katapult’s, Aaron’s and CCFI’s existing directors’, managers’ and officers’ insurance policies (as applicable) for a claims reporting or discovery period of at least six (6) years from and after the Closing with respect to any claim related to any period of time at or prior to the Closing with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Katapult’s, Aaron’s or CCFI’s existing policies (as applicable) as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, manager or officer of Katapult, Aaron’s or CCFI (as applicable) by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the Contemplated Transactions); provided that the aggregate premium for each such D&O tail policy shall not exceed 300% of the amount per annum that Katapult, Aaron’s or CCFI (as applicable) paid in its last full fiscal year of coverage.

(d)       The provisions of this Section 6.9 are intended to be in addition to the rights otherwise available to the current and former officers, managers and directors of Katapult, Aaron’s and CCFI as applicable, by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their Representatives. In addition to the rights provided by this Agreement, to the extent that current and former officers, managers and directors of Katapult, Aaron’s and CCFI have existing rights under any agreement between such officer, manager or director and Katapult, Aaron’s or CCFI as applicable, with respect to indemnification, the Aaron’s Surviving Corporation and CCFI Surviving Company will take all good faith efforts necessary to maintain in place such other agreement and to indemnify such officer or director to the maximum extent possible under this Agreement as well as such other agreement.

(e)       Katapult shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 6.9 in connection with their successful enforcement of their rights provided in this Section 6.9.

(f)       In the event Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Katapult, the Aaron’s Surviving Corporation or the CCFI Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.9.

6.10.       Disclosure. Without limiting any Party’s obligations under any Confidentiality Agreement, each Party shall not, and shall not permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers or employees of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Parties shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such Party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable and legally permitted, before such press release or disclosure is issued or made, such Party advises the other Parties of, and consults with the other Parties regarding, the text of such press release or disclosure; provided, however, that each of Aaron’s, CCFI and Katapult may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by Aaron’s, CCFI or Katapult in compliance with this Section 6.10. Notwithstanding the foregoing, a Party need not consult with any other Parties in connection with such portion of any press release, public statement or filing to be issued or made (i) with respect to any Acquisition Proposal or Katapult Board Adverse Recommendation Change, (ii) with respect to Katapult only, pursuant to Section 6.5(e), or (iii) if principally directed to employees, suppliers, customers, partners or vendors of such Party so long as such communications are substantially consistent with the previous press releases, public disclosures or public statements made jointly by the Parties or (iv) with respect to any Legal Proceedings between or among the parties relating to dispute between or among the parties with respect to this Agreement or the transactions contemplated hereby.

6.11.       Listing. From the date hereof through the CCFI Merger Effective Time, Katapult shall (a) use its commercially reasonable efforts to cause the shares of Katapult Common Stock being issued in the Mergers to be approved for listing (subject to notice of issuance) on Nasdaq, (b) use its commercially reasonable efforts to maintain its existing listing on Nasdaq until the CCFI Merger Effective Time and (c) use its commercially reasonable efforts to obtain approval of the listing of the combined corporation on Nasdaq. Each of Aaron’s and CCFI will cooperate with Katapult as reasonably requested by Katapult with respect to the listing application for the Katapult Common Stock (the “Nasdaq Listing Application”) and promptly furnish to Katapult all information concerning Aaron’s and its stockholders and CCFI and its unitholders, respectively, that may be required or reasonably requested in connection with any action contemplated by this Section 6.11.

6.12.       Tax Matters.

(a)       Katapult, Merger Sub 1 and Aaron’s shall use their respective commercially reasonable efforts to cause the Aaron’s Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Aaron’s Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)       Katapult, Merger Sub 2 and CCFI shall use their respective commercially reasonable efforts to cause the CCFI Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the CCFI Merger from qualifying, as a “reorganization” under Section 368(a) of the Code. Katapult shall cause Merger Sub 2 to file an election (on IRS Form

8832) to be classified as a corporation for U.S. federal income tax purposes, with an effective date as of the date of formation of Merger Sub 2.  Katapult will not make, and will not permit or cause any of its Affiliates to make, an election to treat Katapult Intermediate Holdings, LLC, Intermediate Holdings I or Intermediate Holdings II as a corporation for U.S. federal income tax purposes.

(c)       This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations section 1.368-2(g) with respect to each of the Aaron’s Merger and the CCFI Merger. Each of the Parties intends that each of the Aaron’s Merger and the CCFI Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)       The Parties shall not take any action that could reasonably be expected to cause the Mergers, together with the CCFI MIP Exchange and the Aaron’s MIP Exchange, not to qualify as an exchange described in Section 351 of the Code.

(e)       The Parties shall treat and shall not take (and shall cause their respective Affiliates to treat and not take) any Tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. The Parties will reasonably cooperate with each other to document and support the Intended Tax Treatment.

6.13.       Legends. Katapult shall be entitled to place appropriate legends on the certificated and non-certificated book entries evidencing any Katapult Common Stock to be received by stockholders of Aaron’s or unitholders of CCFI who may be considered “affiliates” of Katapult for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Katapult Common Stock.

6.14.       Cooperation. Each Party shall cooperate reasonably with the other Parties and shall provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement, to cause the Closing to occur as promptly as reasonably possible and to enable the combined entity to continue to meet its obligations following the Closing.

6.15.       Directors, Managers and Governance Matters.

(a)       Katapult shall obtain and deliver to Aaron’s and CCFI at or prior to the Closing resignation letters in a form reasonably acceptable to Aaron’s and CCFI and executed by each officer and director of Katapult set forth on Schedule 6.15(a) (to the extent such person is still an officer or director of Katapult), effective at the Closing (the “Katapult Resignation Letters”).

(b)       Prior to the Closing Date, but to be effective at the Closing (or with respect to the filling of any vacancy, immediately following the effectiveness of the resignations contemplated in Section 6.15(a)), the Katapult Board shall, and Katapult shall take all necessary action to cause the Katapult Board to, (i) increase the size of the Katapult Board such that the Katapult Board will consist of nine (9) members, (ii) appoint the Katapult Board designees set forth on Schedule 6.15(b) and (iii) appoint as officers of Katapult the persons set forth on Schedule 6.15(b).

(c)       The Parties shall take all necessary action so that the Persons listed in Schedule 6.15(c) have resigned from, as applicable, the positions of officers, managers and directors of the Aaron’s Surviving Corporation or the CCFI Surviving Company as set forth therein, effective as of the Closing.

6.16.       Section 16 Matters. Prior to the Closing, Katapult shall take all such steps as may be required to cause any acquisitions of Katapult Common Stock and any options to purchase Katapult Common Stock resulting from the Mergers, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Katapult, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.17.       Financing Covenants.

(a)       Subject to Section 6.17(c), each of Katapult, Aaron’s and CCFI shall use its reasonable best efforts to: (i) take, or cause to be taken as promptly as practicable after the date hereof, all actions and (ii) do, or cause to be done, subject to any required consents and approvals by each of Katapult’s, Aaron’s and CCFI’s existing lenders, all things reasonably necessary, proper or advisable to offer, arrange, obtain, consummate and issue the Debt Financing.

(b)       [Intentionally Omitted].

(c)       Katapult, Aaron’s and CCFI shall jointly develop, cooperate with respect to, discuss, and implement the strategies, tactics, and process relating to offering, arranging, obtaining, consummating and issuing the Debt Financing; provided that, in the event of any conflict or disagreement with respect to such matters, Aaron’s shall, after considering in good faith the views and comments of CCFI, Katapult and their respective counsels, direct with the consent of CCFI and Katapult (in each case, not to be unreasonably withheld) the strategy, tactics, timing, and process relating to offering, arranging, obtaining, consummating and issuing the Debt Financing.

(d)       From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, each of Katapult, Aaron’s and CCFI shall use its reasonable best efforts, and shall cause their respective Subsidiaries to use reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Katapult, Aaron’s or CCFI and subject to any required consents and approvals by each of Katapult’s, Aaron’s and CCFI’s existing lenders, in connection with the offering, arrangement, syndication, consummation, or issuance of the Debt Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of any Party or any of its respective Affiliates), including, to the extent so requested, using reasonable best efforts to:

(i)       upon reasonable notice, direct employees of such requested Party with appropriate seniority and expertise to participate in a reasonable number of meetings (including one-on-one meetings or conference calls with providers of the Debt Financing), drafting sessions, road shows, rating agency presentations and due diligence sessions and other syndication activities and presentations with prospective lenders at reasonable times and locations mutually agreed;

(ii)       provide reasonable and customary assistance to Katapult, Aaron’s and CCFI with the preparation of customary offering documents, offering memoranda, syndication materials, information memoranda, lender presentations, materials for rating agency presentations, private placement memoranda, bank information memoranda and similar documents reasonably necessary in connection with the Debt Financing and provide reasonable cooperation with the due diligence efforts of any source of any Debt Financing to the extent reasonable and customary; in each case in this clause: (A) subject to customary confidentiality provisions and disclaimers; (B) as reasonably requested by Katapult, CCFI or Aaron’s; and (C) limited to information to be contained therein with respect to such requested Party;

(iii)       furnish Katapult, Aaron’s and CCFI, reasonably promptly upon written request, with such historical and projected financial, statistical and other pertinent information relating to such requested Party as may be reasonably requested by Katapult, CCFI or Aaron’s, as is usual and customary for Debt Financings and reasonably available and prepared by or for such requested Party in the ordinary course of business;

(iv)       assist with the preparation of customary definitive loan documentation, underwriting or placement agreements, registration statements or indentures contemplated by the Debt Financing (including schedules), including any customary guarantee, pledge and security documents (provided that any such documents or agreements and any obligations contained in such documents shall be effective no earlier than as of the Closing);

(v)       provide to Katapult, Aaron’s and CCFI, at least three Business Days prior to the closing date of the Debt Financing, all documentation and other information with respect to such requested Party required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Debt Financing, in each case as reasonably requested at least ten days prior to the closing date of the Debt Financing by Katapult, CCFI or Aaron’s;

(vi)       reasonably cooperate in connection with the repayment or defeasance of any existing Credit Facility (other than any Credit Facility contemplated by this Agreement to remain outstanding after the Closing Date) of such requested Party as of, and subject to occurrence of, the Closing and the release of related Encumbrances following the repayment in full of such Credit Facilities, including using commercially reasonable efforts to deliver such customary payoff, defeasance or similar notices within the time periods contemplated under any existing loans of such requested Party as are reasonably requested by Katapult, CCFI or Aaron’s (provided, that such requested Party shall not be required to deliver any notices that are not conditioned on, and subject to the occurrence of, the Closing);

(vii)       cause such requested Party’s independent auditors to deliver customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing;

(viii)       provide customary authorization letters authorizing the distribution of such requested Party information to prospective lenders in connection with a syndicated bank financing;

(ix)       consent to the use of such requested Party’s logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage such requested Party’s reputation or goodwill;

(x)       reasonably cooperate with the marketing efforts of Katapult, CCFI or Aaron’s and their respective financing sources for any Debt Financing to be raised by Katapult, CCFI and Aaron’s to complete the Mergers and the other transactions contemplated by this Agreement; and

(xi)       to the extent necessary or advisable, reasonably cooperate to facilitate, effective no earlier than the Closing, the execution and delivery of definitive financing, pledge, security and guarantee documents reasonably requested by Katapult, CCFI or Aaron’s and required in connection with the Debt Financing, including customary indemnities and bring down certificates issued in connection with a securitization of the Debt Financing.

(e)       Each of Katapult, Aaron’s and CCFI shall have satisfied its obligations set forth in Section 6.17 if such Party shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. Notwithstanding the foregoing, each of Katapult, Aaron’s and CCFI shall not be required to provide, or cause any of its respective Subsidiaries to provide, cooperation under Section 6.17 to the extent that it: (i) unreasonably interferes with the ongoing business of such Party; (ii) requires such Party to incur any liability (including, without limitation, any commitment fees and expense reimbursement) or causes or permits any Encumbrance to be placed on any assets of such Party in connection with the Debt Financing prior to the Closing (except those fees, expenses and liabilities for which such Party is reimbursed by another Party); (iii) requires such Party or any of its Subsidiaries or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Debt Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which is not contingent upon the Closing or would be effective at or prior to the Closing; (iv) requires such Party or its counsel to give any legal opinion  (other than legal opinions customarily delivered in connection with financings of the type contemplated by the terms and conditions set forth on Section 6.17 of the Aaron’s Disclosure Schedule); (v) requires such Party to provide any information that is prohibited or restricted by applicable Law; (vi) requires such Party to provide access to or disclose information that such Party or any of its Subsidiaries determines would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that such Party and its Subsidiaries shall use reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (vi)); (vii) requires such Party or any of its Subsidiaries to take any action that is prohibited or restricted by, or would conflict with or violate, its organizational documents, or would result in a violation or breach of, or default under, any Material Contract (including, for the avoidance of doubt, the Existing Blue Owl Facility) to which such Party or any of its Subsidiaries is a party or any applicable Laws; (viii) would result in any officer or director of such Party or any of its Subsidiaries incurring personal liability with respect to any matter relating to the Debt Financing or requires any officer, director or other Representative of such Party or any of its Subsidiaries to deliver any certificate that such officer, director or other Representative reasonably believes, in good faith, contains any untrue certifications or (ix) requires such Party or its Representatives, as applicable, to waive or amend any terms of this Agreement. In no event shall Katapult, Aaron’s or CCFI be required to pay any commitment or other fee or give an indemnity or incur any liability (including due to any act or omission by such Party, any of its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Katapult, Aaron’s and CCFI in arranging the Debt Financing or as a result of any information provided by such Party, any of its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Debt Financing prior to the Closing (except those fees, expenses, financial commitments or other financial obligations for which such Party is reimbursed by another Party). Notwithstanding anything herein to the contrary, the parties hereto acknowledge and agree that the provisions contained in this Section 6.17 represent the sole shared obligations of Katapult, Aaron’s, CCFI and any of their Representatives in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Katapult, Aaron’s and CCFI with respect to the Contemplated Transactions, and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to discharge, expand or modify such obligations, including any Superior Offer before Katapult effects a Katapult Board Adverse Recommendation Change and terminates this Agreement, and the failure of Katapult, Aaron’s, CCFI or any of their Affiliates (or any of their respective Representatives) to arrange, obtain and consummate the Debt Financing shall not be taken into account in determining whether any condition to the Closing set forth in Article 8, 9 or 10 shall have been satisfied. For the purposes of this Section 6.17, the terms “cooperation” or to “cooperate” shall mean cooperation or to cooperate as customarily provided for borrowers, sponsors, buyers, or sellers in committed financings of the type contemplated by the terms and conditions set forth on Section 6.17 of the Aaron’s Disclosure Schedule, including, without limitation, in good faith, fair dealing and with commercially reasonable efforts to ensure the syndication or arrangement of any financing with respect to the transactions to be consummated at the Closing expressly contemplated hereunder benefit from any existing banking and institutional relationships of each Party. All material non-public information provided by Katapult, Aaron’s and CCFI or any of their respective Subsidiaries or Representatives pursuant to this Section 6.17 shall be kept confidential in accordance with the Confidentiality Agreements.

6.18.       Litigation. From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated pursuant to Article 11, Katapult shall as promptly as reasonably practicable (but no later than within two (2) Business Days of receipt of learning about potential Transaction Litigation) notify Aaron’s and CCFI in writing of, shall keep Aaron’s and CCFI informed on a reasonably prompt basis regarding any such Transaction Litigation, and shall give Aaron’s and CCFI the opportunity to participate in the defense and settlement of, any Transaction Litigation (including by allowing Aaron’s and CCFI to offer comments or suggestions with respect to such Transaction Litigation, which Katapult shall consider in good faith). Katapult shall give Aaron’s and CCFI the opportunity to consult with counsel to Katapult regarding the defense and settlement of any such Transaction Litigation, and in any event Katapult shall not settle or compromise or agree to settle or compromise any Transaction Litigation without Aaron’s and CCFI’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

6.19.       Katapult SEC Filings. From the date of this Agreement through the Closing, Katapult shall, and shall cause its officers to, use reasonable best efforts to (i) timely file all material statements, reports, schedules, forms and other documents required to be filed by it or any of them with the SEC, and (ii) ensure that all such filings shall comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

6.20.       280G Stockholder Approval. If applicable, prior to the Closing, Aaron’s shall (a) seek and use commercially reasonable efforts to secure from any Person who (i) is a “disqualified individual” (as defined in Section 280G of the Code) and (ii) has a right or potential right to any payments and/or benefits in connection with the transactions contemplated by this Agreement that could be deemed to constitute “parachute payments” pursuant to Section 280G of the Code, a waiver of all or a portion of such Person’s rights to any such payments and/or benefits, such that all remaining payments and/or benefits applicable to such Person shall not be deemed to be “parachute payments” pursuant to Section 280G of the Code (the “Waived 280G Benefits”), and (b) for all such obtained waivers, submit for approval by shareholders the Waived 280G Benefits, to the extent and in the manner required under Sections 280G(b)(5)(A)(ii) and 280G(b)(5)(B) of the Code.  Prior to the solicitation of shareholder approval, Aaron’s shall provide to Katapult and CCFI or their counsel drafts of the consent, waiver, disclosure statement and calculations necessary to effectuate the approval process and shall reasonably consider any timely comments.

Article 7

Conditions Precedent to Obligations of Each Party

The obligations of each Party to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

7.1.       Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding by the SEC seeking a stop order with respect to the Form S-4 Registration Statement.

7.2.       No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Mergers, Reorganizations, or the Katapult Stock Issuance Proposal shall have been issued by any court of competent jurisdiction or other U.S. Governmental Body of competent jurisdiction and remain in effect, and there shall not be any U.S. Legal Requirement which has the effect of making the consummation of the Mergers or the Katapult Stock Issuance Proposal illegal; provided, however, that prior to asserting this condition, subject to Section 6.6, each of the Parties shall have used its reasonable best efforts to prevent the entry of any such injunction or other order to and to appeal as promptly as possible any such injunction or other order that may be entered.

7.3.       Equityholder Approvals. This Agreement and the Mergers contemplated by this Agreement shall have been duly approved by the Required Aaron’s Stockholder Vote and the Required CCFI Unitholder Vote, and the Katapult Stock Issuance shall have been duly approved by the Required Katapult Stockholder Vote.

7.4.       The Aaron’s Merger and CCFI Merger. All conditions to the obligations of each Party to consummate each Merger shall have been satisfied or irrevocably waived pursuant to the terms of this Agreement.

7.5.       No Antitrust Proceedings Relating to Contemplated Transactions or Right to Operate Business.

(a)       The waiting period (and any extension thereof) required under the HSR Act shall have expired or been terminated.

(b)       [Intentionally Omitted].

7.6.       Listing. The approval of the listing of the additional shares of Katapult Common Stock issued in the Mergers and the Aaron’s MIP Exchange and CCFI MIP Exchange on Nasdaq shall have been obtained and the shares of Katapult Common Stock to be issued in the Mergers pursuant to this Agreement shall have been approved for listing (in each case, subject to official notice of issuance) on Nasdaq.

Article 8

Additional Conditions Precedent to Obligations of Katapult, Merger Sub 1 and Merger Sub 2

The obligations of Katapult, Merger Sub 1 and Merger Sub 2 to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Katapult, at or prior to the Closing, of each of the following conditions:

8.1.       Accuracy of Aaron’s Representations. The representations and warranties of Aaron’s contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aaron’s Material Adverse Effect (except for the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.3(a), (c) and (d) (Capitalization, Etc.); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement) (B) the

representations and warranties of Aaron’s set forth in Section 2.3(a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aaron’s Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2.       Accuracy of CCFI’s Representations. The representations and warranties of CCFI contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a CCFI Material Adverse Effect (except for the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.3(a), (c) and (d) (Capitalization, Etc.); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of CCFI set forth in Section 3.3 (a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate; (C) the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the CCFI Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.3.       Aaron’s Performance of Covenants. Each of the covenants and obligations in this Agreement that Aaron’s are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Aaron’s in all material respects.

8.4.       CCFI’s Performance of Covenants. Each of the covenants and obligations in this Agreement that CCFI are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by CCFI in all material respects.

8.5.       Documents. Katapult shall have received the following agreements and other documents, each of which shall be in full force and effect:

(a)       a certificate executed by the Chief Executive Officer and President of Aaron’s, on behalf of Aaron’s and not in his or her personal capacity, confirming that the conditions set forth in Sections 8.1, 8.3, and 8.6, and have been duly satisfied;

(b)       a certificate executed by the Chief Executive Officer and President of CCFI, on behalf of CCFI and not in his or her personal capacity, confirming that the conditions set forth in Sections 8.2, 8.4, and 8.7, and have been duly satisfied;

(c)       written resignations in forms reasonably satisfactory to Katapult, dated as of the Closing Date and effective as of the Aaron’s Merger Effective Time, executed by the officers and directors of Aaron’s who will not be officers or directors of the Aaron’s Surviving Corporation pursuant to Section 6.15(c) hereof;

(d)       written resignations in forms reasonably satisfactory to Katapult, dated as of the Closing Date and effective as of the CCFI Merger Effective Time, executed by the officers, managers and directors of CCFI who will not be officers, managers or directors of the CCFI Surviving Company pursuant to Section 6.15(c) hereof;

(e)       (i) an original signed statement from Aaron’s that Aaron’s is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Katapult to deliver such notice to the IRS on behalf of Aaron’s following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of Aaron’s; and

(f)       (i) an original signed statement from CCFI that CCFI is not, and has not been at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation,” as defined in Section 897(c)(2) of the Code, conforming to the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), and (ii) an original signed notice to be delivered to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), together with written authorization for Katapult to deliver such notice to the IRS on behalf of CCFI following the Closing, each dated as of the Closing Date, duly executed by an authorized officer of CCFI.

8.6.       No Aaron’s Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Aaron’s Material Adverse Effect that is continuing.

8.7.       No CCFI Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any CCFI Material Adverse Effect that is continuing.

8.8.       Aaron’s Lock-Up Agreements. The Aaron’s Lock-Up Agreements executed by stockholders of Aaron’s set forth on Schedule B will continue to be in full force and effect as of immediately following the Aaron’s Merger Effective Time.

8.9.       CCFI Lock-Up Agreements. The CCFI Lock-Up Agreements executed by unitholders of CCFI set forth on Schedule C will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

8.10.       Stockholders Agreement. The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

Article 9

Additional Conditions Precedent to Obligations of Aaron’s

The obligations of Aaron’s to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Aaron’s, at or prior to the Closing, of each of the following conditions:

9.1.       Accuracy of Katapult’s Representations. The representations and warranties of Katapult, Merger Sub 1 and Merger Sub 2 contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Katapult Material Adverse Effect (except for the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.3(a) and (e) (Capitalization, Etc.); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement), (B) the representations and warranties of Katapult set forth in Section 4.3(a) and  (e) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Katapult Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.2.       Accuracy of CCFI’s Representations. The representations and warranties of CCFI contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a CCFI Material Adverse Effect (except for the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.3(a), (c) and (d) (Capitalization, Etc.); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of CCFI set forth in Section 3.3(a), (c) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate; (C) the representations and warranties of CCFI set forth in Section 3.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 3.2 (Organizational Documents and Codes of Conduct); Section 3.20 (Vote Required); Section 3.21(a) (Non-Contravention); and Section 3.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the CCFI Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

9.3.       Katapult’s Performance of Covenants. Each of the covenants and obligations in this Agreement that Katapult, Merger Sub 1 and Merger Sub 2 are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Katapult, Merger Sub 1 and Merger Sub 2 in all material respects.

9.4.       CCFI’s Performance of Covenants. Each of the covenants and obligations in this Agreement that CCFI are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by CCFI in all material respects.

9.5.       Documents. Aaron’s shall have received the following documents, each of which shall be in full force and effect:

(a)       a certificate executed by the Chief Executive Officer of Katapult, on behalf of Katapult and not in his personal capacity, confirming that the conditions set forth in Sections 9.1, 9.3, and 9.6, have been duly satisfied;

(b)       a certificate executed by the Chief Executive Officer and President of CCFI, on behalf of CCFI and not in his or her personal capacity, confirming that the conditions set forth in Sections 9.2, 9.4, and 9.7, and have been duly satisfied;

(c)       the Katapult Resignation Letters; and

(d)       written resignations in forms reasonably satisfactory to Aaron’s, dated as of the Closing Date and effective as of CCFI Merger Effective Time, executed by the officers, managers and directors of CCFI who will not be officers, managers or directors of Katapult or CCFI pursuant to Section 6.15(c) hereof.

9.6.       No Katapult Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Katapult Material Adverse Effect that is continuing.

9.7.       No CCFI Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any CCFI Material Adverse Effect that is continuing.

9.8.       [Intentionally Omitted].

9.9.       Katapult Lock-Up Agreements. The Katapult Lock-Up Agreements executed by stockholders of Katapult set forth on Schedule A will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

9.10.       CCFI Lock-Up Agreements. The CCFI Lock-Up Agreements executed by unitholders of CCFI set forth on Schedule C will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

9.11.       Stockholders Agreement. The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

9.12.       Registration Rights Agreement. The Registration Rights Agreement executed by Katapult will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

Article 10

Additional Conditions Precedent to Obligations of CCFI

The obligations of CCFI to effect the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by CCFI, at or prior to the Closing, of each of the following conditions:

10.1.       Accuracy of Katapult’s Representations. The representations and warranties of Katapult, Merger Sub 1 and Merger Sub 2 contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Katapult Material Adverse Effect (except for the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.3(a) and (e) (Capitalization, Etc.); Section 4.20 (Vote

Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement), (B) the representations and warranties of Katapult set forth in Section 4.3(a) and (e) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Katapult set forth in Section 4.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 4.2 (Organizational Documents and Codes of Conduct); Section 4.20 (Vote Required); Section 4.21(a) (Non-Contravention); and Section 4.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Katapult Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

10.2.       Accuracy of Aaron’s Representations. The representations and warranties of Aaron’s contained in this Agreement shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have an Aaron’s Material Adverse Effect (except for the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.3(a) and (d) (Capitalization, Etc.); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement) (B) the representations and warranties of Aaron’s set forth in Section 2.3(a) and (d) (Capitalization, Etc.) of the Agreement shall have been true and correct in all respects as of the date of the Agreement and shall be true and correct in all respects at and as of the Closing Date as if made on and as of such time except for such inaccuracies which are de minimis, individually or in the aggregate, (C) the representations and warranties of Aaron’s set forth in Section 2.1(a) and (b) (Subsidiaries; Due Organization; Etc.); Section 2.2 (Organizational Documents and Codes of Conduct); Section 2.20 (Vote Required); Section 2.21(a) (Non-Contravention); and Section 2.22 (No Financial Advisor) of the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall be true and correct in all material respects at and as of the Closing Date as if made on and as of such time or (D) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clauses (A)-(C), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Aaron’s Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

10.3.       Katapult’s Performance of Covenants. Each of the covenants and obligations in this Agreement that Katapult, Merger Sub 1 and Merger Sub 2 are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Katapult, Merger Sub 1 and Merger Sub 2 in all material respects.

10.4.       Aaron’s Performance of Covenants. Each of the covenants and obligations in this Agreement that Aaron’s are required to comply with or to perform at or prior to the Closing shall have been complied with and performed by Aaron’s in all material respects.

10.5.       Documents. CCFI shall have received the following documents, each of which shall be in full force and effect:

(a)       a certificate executed by the Chief Executive Officer of Katapult, on behalf of Katapult and not in their personal capacities, confirming that the conditions set forth in Sections 10.1, 10.3, and 10.6, have been duly satisfied;

(b)       a certificate executed by the Chief Executive Officer and President of Aaron’s, on behalf of Aaron’s and not in his or her personal capacity, confirming that the conditions set forth in Sections 10.2, 10.4, and 10.7, and have been duly satisfied.

(c)       the Katapult Resignation Letters; and

(d)       written resignations in forms reasonably satisfactory to CCFI, dated as of the Closing Date and effective as of the Aaron’s Merger Effective Time, executed by the officers and directors of Aaron’s who will not be officers or directors of Katapult or the Aaron’s Surviving Corporation pursuant to Section 6.15(c) hereof.

10.6.       No Katapult Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Katapult Material Adverse Effect that is continuing.

10.7.       No Aaron’s Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Aaron’s Material Adverse Effect that is continuing.

10.8.       [Intentionally Omitted].

10.9.       Katapult Lock-Up Agreements. The Katapult Lock-Up Agreements executed by stockholders of Katapult set forth on Schedule A will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

10.10.       Aaron’s Lock-Up Agreements. The Aaron’s Lock-Up Agreements executed by stockholders of Aaron’s set forth on Schedule B will continue to be in full force and effect as of immediately following the Aaron’s Merger Effective Time.

10.11.       Stockholders Agreement. The Stockholders Agreement executed by Katapult and stockholders of Aaron’s and unitholders of CCFI set forth on Schedule B and Schedule C, respectively, will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

10.12.       Registration Rights Agreement. The Registration Rights Agreement executed by Katapult will continue to be in full force and effect as of immediately following the CCFI Merger Effective Time.

Article 11

Termination

11.1.       Termination. This Agreement may be terminated prior to the Aaron’s Merger Effective Time (whether before or after approval of the Katapult Stockholder Proposals by the Required Katapult Stockholder Vote or before or after approval of the Mergers by the Required Aaron’s Stockholder Vote or the Required CCFI Unitholder Vote, unless otherwise specified below):

(a)       by mutual written consent duly authorized by the Katapult Board, the Aaron’s Board and the CCFI Board;

(b)       by either Katapult, Aaron’s or CCFI if the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance shall not have been consummated by September 30, 2026 (subject to possible extension as provided in this Section 11.1(b), the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b) shall not be available to Aaron’s, CCFI or Katapult, respectively, if such Party’s action or failure to act has been a principal cause of the failure of the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement; and provided, further, that, in the event that (i) the SEC has not declared effective under the Securities Act the Form S-4 Registration Statement by the date which is sixty (60) days prior to the initial End Date specified above or (ii) at the initial End Date specified above any of the conditions to the Closing set forth in Section 7.5 have not been satisfied, then the End Date shall be automatically extended one (1) time by an additional ninety (90) days, and such date shall become the End Date for purposes of this Agreement, unless the Parties agree otherwise;

(c)       by either Katapult, Aaron’s or CCFI if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance;

(d)       by either Katapult, Aaron’s or CCFI if (i) the Katapult Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Katapult’s stockholders shall have taken a final vote on the Katapult Stock Issuance Proposal and (ii) the Katapult Stock Issuance Proposal shall not have been approved at the Katapult Stockholders’ Meeting (or any adjournment or postponement thereof) by the Required Katapult Stockholder Vote;

(e)       by Aaron’s or CCFI (at any time prior to the approval of the Katapult Stock Issuance Proposal by the Required Katapult Stockholder Vote) if a Katapult Triggering Event shall have occurred;

(f)       [Intentionally Omitted];

(g)       [Intentionally Omitted];

(h)       by Aaron’s or CCFI, upon a breach of any representation, warranty, covenant or agreement on the part of Katapult, Merger Sub 1 and Merger Sub 2 set forth in this Agreement, or if any such representation or warranty of Katapult, Merger Sub 1 and Merger Sub 2 shall have become inaccurate, in either case such that the conditions set forth in Section 9.1, Section 9.3, Section 10.1 or Section 10.3 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Aaron’s or CCFI (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 8.1, Section 8.2, Section 8.3, or Section 8.4 (as applicable) not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Katapult, Merger Sub 1 and Merger Sub 2 is curable by Katapult, Merger Sub 1 and Merger Sub 2, then this Agreement shall not terminate pursuant to this Section 11.1(h) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Aaron’s or CCFI to Katapult, Merger Sub 1 or Merger Sub 2 of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(h) and (ii) Katapult, Merger Sub 1 and Merger Sub 2 (as applicable) ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(h) as a result of such particular breach or inaccuracy if such breach by Katapult, Merger Sub 1 and Merger Sub 2 is cured prior to such termination becoming effective);

(i)       by Katapult or CCFI, upon a breach of any representation, warranty, covenant or agreement on the part of Aaron’s set forth in this Agreement, or if any such representation or warranty of Aaron’s shall have become inaccurate, in either case such that the conditions set forth in Section 8.1, Section 8.3, Section 10.2 or Section 10.4 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Katapult or CCFI (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 9.1, Section 9.2, Section 9.3 or Section 9.4 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Aaron’s is curable by Aaron’s then this Agreement shall not terminate pursuant to this Section 11.1(i) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Katapult or CCFI to Aaron’s of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(i) and (ii) Aaron’s ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(i) as a result of such particular breach or inaccuracy if such breach by Aaron’s is cured prior to such termination becoming effective);

(j)       by Katapult or Aaron’s, upon a breach of any representation, warranty, covenant or agreement on the part of CCFI set forth in this Agreement, or if any such representation or warranty of CCFI shall have become inaccurate, in either case such that the conditions set forth in Section 8.2, Section 8.4, Section 9.2 or Section 9.4 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate, provided, that Katapult or Aaron’s (as applicable) is not then in material breach of any representation, warranty, covenant or agreement under this Agreement so as to cause any of the conditions under Section 10.1, Section 10.2, Section 10.3 or Section 10.4 not to be satisfied; provided, further, that if such inaccuracy in representations and warranties or breach by Aaron’s is curable by Aaron’s then this Agreement shall not terminate pursuant to this Section 11.1(j) as a result of such particular breach or inaccuracy until the earlier of (i) the expiration of a thirty (30) day period commencing upon delivery of written notice from Katapult or Aaron’s to CCFI of such breach or inaccuracy and of its intention to terminate pursuant to this Section 11.1(j) and (ii) CCFI ceasing to exercise commercially reasonable efforts to cure such breach after the notice contemplated in clause (i) above (it being understood that this Agreement shall not terminate pursuant to this Section 11.1(j) as a result of such particular breach or inaccuracy if such breach by CCFI is cured prior to such termination becoming effective);

(k)       [Intentionally Omitted];

(l)       [Intentionally Omitted]; and

(m)       by Katapult, at any time prior to the approval of the Katapult Stock Issuance Proposal by the Required Katapult Stockholder Vote, if Katapult has received an Acquisition Proposal that the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee) deems is a Superior Offer in accordance with Section 6.5(c), Katapult has complied in all material respects with its obligations with respect to such Superior Offer under Section 5.5 and Section 6.5 in order to accept such Superior Offer, and Katapult both substantially concurrently terminates this Agreement and enters into a definitive agreement that provides for the consummation of such Superior Offer and Katapult substantially concurrently pays to Aaron’s the amount set forth in Section 11.3.

The Party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give a notice of such termination to the other Party specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.

11.2.       Effect of Termination. In the event of the termination of this Agreement as provided in Section 11.1, this Agreement shall be of no further force or effect; provided, however, that (a) Section 6.10, this Section 11.2, Section 11.3, and Article 12 and the Confidentiality Agreements shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement shall not relieve any Party for its Fraud or from any liability for any Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. “Willful Breach” means a deliberate act or deliberate failure to act, taken with the actual knowledge that such act or failure to act would result in or constitute a material breach of this Agreement. A Party shall only be liable for Fraud or for Willful Breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement, solely to the extent such damages or liability were proximately caused by such Party.

11.3.       Expenses; Termination Fees.

(a)       Except as set forth in Section 6.6 and this Section 11.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Contemplated Transactions are consummated; provided, that Katapult shall pay all fees and expenses incurred in relation to (i) the printing (e.g., paid to a financial printer) and filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and (ii) the filing and application fees payable to Nasdaq in connection with the Nasdaq Listing Application and the listing of the Katapult Common Stock to be issued in the Mergers on Nasdaq.

(b)       Katapult shall pay to Aaron’s and CCFI via wire transfer of same-day funds, a nonrefundable fee in an aggregate amount equal to $1,514,174 (the “Katapult Termination Fee”) (provided that fifteen percent (15%) of the Katapult Termination Fee shall be paid to Aaron’s and eighty-five percent (85%) of the Katapult Termination Fee shall be paid to CCFI):

(i)       within two (2) Business Days after termination, if this Agreement is terminated by Aaron’s or CCFI pursuant to Section 11.1(e) (Katapult Triggering Event); or

(ii)       substantially concurrently with the termination of this Agreement, if this Agreement is terminated by Katapult pursuant to Section 11.1(m) (Superior Offer).

(c)       If Katapult fails to pay the Katapult Termination Fee when due, the amount of the Katapult Termination Fee shall accrue interest from and including the date such payment was due until the date such payment is made at a rate per annum equal to the prime rate as published in The Wall Street Journal, compounded quarterly, and Katapult shall also be responsible for the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Aaron’s and CCFI in connection with the enforcement and collection of the Katapult Termination Fee.

(d)       The Parties agree that, notwithstanding anything in this Agreement to the contrary, the payment of the fees and expenses set forth in this Section 11.3 shall be the sole and exclusive remedy of each Party following a termination of this Agreement under the circumstances described in Section 11.3(b), it being understood that in no event shall Katapult be required to pay fees or damages payable pursuant to this Section 11.3 on more than one occasion. Subject to any liability or damage for Fraud or Willful Breach as provided in Section 11.2 following a termination of this Agreement other than under the circumstances described in Section 11.3(b), the payment of the fees and expenses set forth in Section 11.3(b), and the provisions of Section 12.10 (Other Remedies; Specific Performance), each of the Parties and their respective Affiliates shall have no liability, shall not be entitled to bring or maintain any other claim, action or proceeding against the other, shall be precluded from any other remedy against the other, at law or in equity or otherwise, and shall not seek to obtain any recovery, judgment or damages of any kind against the other (or any Subsidiary, Affiliate, or Representative of such Party) in connection with or arising out of the termination of this Agreement, any breach by any Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated, provided, that the Confidentiality Agreements and any liabilities of any Party thereunder shall survive any termination of this Agreement. Each of the Parties acknowledges that (i) the agreements contained in this Section 11.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 11.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

Article 12

Miscellaneous Provisions

12.1.       Non-Survival of Representations and Warranties. The representations and warranties of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the CCFI Merger Effective Time, and only the covenants that by their terms survive the CCFI Merger Effective Time and this Article 12 shall survive the CCFI Merger Effective Time.

12.2.       Amendment. This Agreement may be amended with the approval of the respective Boards of Directors of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult at any time (whether before or after the Required Katapult Stockholder Vote has been obtained); provided, however, that after Required Katapult Stockholder Vote has been obtained, no amendment shall be made which by applicable Law requires further approval of the Katapult stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult.

12.3.       Waiver.

(a)       No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)       Any provision hereof may be waived (or the time for performance extended) by the waiving Party solely on such Party’s own behalf, without the consent of any other Party. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.4.       Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreements shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile or electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

12.5.       Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or suit between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions: (a) each of the parties (i) irrevocably submits itself to the jurisdiction of the Court of Chancery of the State of Delaware or, (ii) to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (b) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (d) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or the Contemplated Transactions in any other court, and (e) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DOCUMENTS RELATED HERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF AARON’S, CCFI, MERGER SUB 1, MERGER SUB 2 OR KATAPULT UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.5.

12.6.       Assignability; No Third-Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Parties’ prior written consent shall be void ab initio and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 6.9) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.7.       Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered by hand, by registered mail, by courier or express delivery service, or sent by electronic mail (notice deemed given on the date of receipt), set forth beneath the name of such Party below (or to such other address, or electronic mail as such Party shall have specified in a written notice given to the other parties hereto):

if to Katapult, Merger Sub 1, or Merger Sub 2:

Katapult Holdings, Inc.

5360 Legacy Drive, Building 2

Plano, TX 75024

Attention: Separately Supplied

Email: Separately Supplied

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Ave.

New York, NY 10017

Attention: Separately Supplied

Email: Separately Supplied

if to Aaron’s:

Aaron’s Intermediate HoldCo, Inc.

400 Galleria Parkway, Suite 300
Atlanta, GA 30339

Attention: Separately Supplied

Email:      Separately Supplied

with a copy (which shall not constitute notice) to:

King & Spalding, LLP

1180 Peachtree St NE

Atlanta, GA 30309

Telephone: (404) 572 4600

Attention: Separately Supplied

Email: Separately Supplied

if to CCFI:

CCF Holdings LLC

5165 Emerald Parkway

Dublin, Ohio 43017

Attention: Separately Supplied

Email: Separately Supplied

with a copy (which shall not constitute notice) to:

Morrison & Foerster

250 West 55th Street

New York, NY 10019

Telephone: (212) 468-8000

Fax: (212) 468-7900

Attention: Separately Supplied

Email: Separately Supplied

12.8.       Cooperation. Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

12.9.       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

12.10.       Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties hereto waives any bond, surety or other security that might be required of any other Party with respect thereto.

12.11.       Construction.

(a)       For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)       The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)       As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; the word “will” shall be construed to have the same meaning as the word “shall”; the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such shall not mean simply “if”; and the word “or” shall not be exclusive.

(d)       Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)       The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)       Each of “delivered” or “made available” means, with respect to any information or documentation, (A) that prior to 11:59 p.m. (New York time) on the date that is one (1) Business Day prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Katapult SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system or (B) that is provided after the time specified in prior clause (A) to a Party in response to requests by such Party or its Representatives prior to the execution of this Agreement.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Katapult Holdings, Inc.

By:	/s/ Orlando Zayas
	Name:	Orlando Zayas
	Title:	Chief Executive Officer

Katapult Merger Sub 1, Inc.

By:	/s/ Orlando Zayas
	Name:	Orlando Zayas
	Title:	Chief Executive Officer

Katapult Merger Sub 2, LLC

By:	/s/ Orlando Zayas
	Name:	Orlando Zayas
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Aaron’s Intermediate HoldCo, Inc.

By:	/s/ Cory Miller
	Name:	Cory Miller
	Title:	President and Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

CCF Holdings LLC

By:	/s/ William Baker
	Name:	William Baker
	Title:	President

[Signature Page to Merger Agreement]

Exhibit A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2026 Plan” shall mean a customary incentive plan with terms substantially comparable to those set forth in the Katapult 2021 Plan and pursuant to which at least 9,000,000 shares of Katapult Common Stock will be authorized for issuance and that shall be submitted for and subject to stockholder approval at the Katapult Stockholders’ Meeting.

“Aaron’s” shall have the meaning set forth in the Preamble.

“Aaron’s Allocation Schedule” shall have the meaning set forth in Section 1.5(c)(vi).

“Aaron’s Board” shall mean the Board of Directors of Aaron’s.

“Aaron’s Board Recommendation” shall have the meaning set forth in Section 6.2(b).

“Aaron’s Certificate of Merger” shall have the meaning set forth in Section 1.3(b).

“Aaron’s Common Stock” shall have the meaning set forth in Section 2.3(a).

“Aaron’s Confidential Information” shall have the meaning set forth in Section 2.8(i).

“Aaron’s Contract” shall mean any Contract: (a) to which Aaron’s or any of its Subsidiaries is a Party; (b) by which Aaron’s or any Aaron’s Subsidiary or any Aaron’s-Owned IP Rights or any other asset of Aaron’s or its Subsidiaries is or may become bound or under which Aaron’s or any Aaron’s Subsidiary has, or may become subject to, any obligation; or (c) under which Aaron’s or Aaron’s Subsidiary has or may acquire any right or interest.

“Aaron’s Disclosure Schedule” shall have the meaning set forth in Article 2.

“Aaron’s Employee Plans” shall have the meaning set forth in Section 2.14(a).

“Aaron’s Financials” shall have the meaning set forth in Section 2.4(a).

“Aaron’s Interests” shall have the meaning set forth in Section 1.5(c)(i).

“Aaron’s IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to Aaron’s or any of its Subsidiaries; and (B) any and all Aaron’s-Owned IP Rights.

“Aaron’s Labor Agreement” shall have the meaning set forth in Section 2.9(a)(ii).

“Aaron’s Lock-Up Agreements” shall have the meaning set forth in the Recitals.

“Aaron’s Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the

Aaron’s Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of Aaron’s and the Aaron’s Subsidiaries taken as a whole; or (b) the ability of Aaron’s to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) an Aaron’s Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which Aaron’s and the Aaron’s Subsidiaries operate; (iii) any failure by Aaron’s or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether an Aaron’s Material Adverse Effect has occurred); (iv) any change in the price or trading volume of shares of equity securities or any other securities of Aaron’s, or any change or prospective change in the credit rating of Aaron’s or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether an Aaron’s Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with Aaron’s; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of Aaron’s or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Katapult, CCFI, Merger Sub 1 or Merger Sub 2 or expressly required by this Agreement; (xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on Aaron’s or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Aaron’s or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur an Aaron’s Material Adverse Effect except to the extent excluded by exceptions in this definition.

“Aaron’s Material Contract” shall have the meaning set forth in Section 2.9(b).

“Aaron’s Merger” shall have the meaning set forth in the Recitals.

“Aaron’s Merger Effective Time” shall have the meaning set forth in the Section 1.3.

“Aaron’s Merger Issuance Recipients” shall have the meaning set forth in Section 1.5(c)(ii).

“Aaron’s Merger Share Amount” shall have the meaning set forth in Section 1.5(c)(iii).

“Aaron’s MIP” shall mean Aaron’s MIP Holdings, LLC.

“Aaron’s MIP Holders” shall mean the holders of Aaron’s MIP Units set forth on Section 1.5(b) of the Aaron’s Disclosure Schedule.

“Aaron’s MIP Rollover Interests” shall have the meaning set forth in Section 1.5(c)(iv).

“Aaron’s MIP Units” shall mean the Class A Unit and Class B Unit membership interests of Aaron’s MIP.

“Aaron’s Organizational Documents” shall mean the certificate of incorporation, bylaws, and all other similar documents, instruments or certificated executed, adopted or filed in connection with the creation, formation or organization of Aaron’s.

“Aaron’s-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Aaron’s or any of its Subsidiaries.

“Aaron’s PCU Award” shall mean an outstanding performance cash unit award of Aaron’s.

“Aaron’s Permits” shall have the meaning set forth in Section 2.11(b).

“Aaron’s RCG Award” shall mean an outstanding restricted cash grant award of Aaron’s.

“Aaron’s Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, Aaron’s or any of its Subsidiaries.

“Aaron’s Related Party Contracts” shall have the meaning set forth in Section 2.27.

“Aaron’s Rental Contract Form” shall have the meaning set forth in Section 2.25(a).

“Aaron’s Share Certificate” shall have the meaning set forth in Section 1.7(a).

“Aaron’s Stockholder Written Consent” shall have the meaning set forth in Section 6.2(a).

“Aaron’s Subsidiaries” shall have the meaning set forth in Section 2.1(a).

“Aaron’s Surviving Corporation” shall have the meaning set forth in Section 1.1(a).

“Aaron’s Total Share Amount” shall have the meaning set forth in Section 1.5(c)(v).

“Aaron’s Transaction Expense Amount” shall mean an amount in cash as set forth on Section 1.13 of the Aaron’s Disclosure Schedule.

“Aaron’s Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Aaron’s and its consolidated Subsidiaries as of June 30, 2025, provided to Katapult and CCFI prior to the date of this Agreement.

“ACA” shall have the meaning set forth in Section 2.14(l).

“Acquisition Inquiry” shall mean, with respect to a Party, an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for information made or submitted by Aaron’s, on the one hand, or Katapult, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” shall mean, with respect to a Party, any offer or proposal, whether written or oral made by a third party (other than an offer or proposal made or submitted by or on behalf of Aaron’s or any of its Affiliates, on the one hand, or by or on behalf of Katapult or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

•	any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party or any of its Subsidiaries is a constituent corporation; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of a Party; or (iii) in which a Party issues securities representing twenty percent (20%) or more of the outstanding securities of any class of voting securities of such Party; or

•	any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets (it being understood that assets includes equity interests of Subsidiaries) that constitute or account for twenty percent (20%) or more of the fair market value of the consolidated assets of a Party and its Subsidiaries, taken as a whole (measured by the fair market value thereof as of the date of such transaction);

with it being understood that, for purposes of this definition of Acquisition Transaction, the words “Party” or “Parties” means Katapult or Aaron’s or CCFI.

“Affiliates” of a Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, as amended (15 U.S.C. §78 dd-1 et seq.), the UK Bribery Act of 2010, or any other applicable anti-bribery or anti-corruption Laws.

“Business Day” shall mean any day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“CCFI” shall have the meaning set forth in the Preamble.

“CCFI Allocation Schedule” shall have the meaning set forth in Section 1.6(c)(viii).

“CCFI Board” shall mean the Board of Managers of CCFI.

“CCFI Board Recommendation” shall have the meaning set forth in Section 3.19(c).

“CCFI CIC Plan” shall mean CCF Holdings LLC Change of Control Bonus Plan .

“CCFI Certificate of Merger” shall have the meaning set forth in Section 1.3(b).

“CCFI Confidential Information” shall have the meaning set forth in Section 3.8(i).

“CCFI Contract” shall mean any Contract: (a) to which CCFI or any of its Subsidiaries is a Party; (b) by which CCFI or any CCFI Subsidiary or any CCFI-Owned IP Rights or any other asset of CCFI or its Subsidiaries is or may become bound or under which CCFI or any CCFI Subsidiary has, or may become subject to, any obligation; or (c) under which CCFI or CCFI Subsidiary has or may acquire any right or interest.

“CCFI Disclosure Schedule” shall have the meaning set forth in Article 3.

“CCFI Employee Plans” shall have the meaning set forth in Section 3.14(a).

“CCFI Financials” shall have the meaning set forth in Section 3.4(a).

“CCFI Interests” shall have the meaning set forth in Section 1.6(c)(i).

“CCFI IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to CCFI or any of its Subsidiaries; and (B) any and all CCFI-Owned IP Rights.

“CCFI Labor Agreement” shall have the meaning set forth in Section 3.9(a)(ii).

“CCFI LLCA” shall mean the Sixth Amended & Restated Limited Liability Company Agreement of CCFI, dated October 2, 2023.

“CCFI Lock-Up Agreement” shall have the meaning set forth in the Recitals.

“CCFI Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the CCFI Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of CCFI and the CCFI Subsidiaries taken as a whole; or (b) the ability of CCFI to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) a CCFI Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which CCFI and the CCFI Subsidiaries operate; (iii) any failure by CCFI or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a CCFI Material Adverse Effect has occurred); (iv) any change in the price or trading volume of shares of equity securities or any other securities of CCFI, or any change or prospective change in the credit rating of CCFI or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a CCFI Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with CCFI; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of CCFI or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Katapult, Aaron’s, Merger Sub 1 or Merger Sub 2 or expressly required by this Agreement; (xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on CCFI or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which CCFI or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur a CCFI Material Adverse Effect except to the extent excluded by exceptions in this definition.

“CCFI Material Contract” shall have the meaning set forth in Section 3.9(b).

“CCFI Merger” shall have the meaning set forth in the Recitals.

“CCFI Merger Effective Time” shall have the meaning set forth in Section 1.3(d).

“CCFI Merger Issuance Recipients” shall have the meaning set forth in Section 1.6(c)(ii).

“CCFI Merger Share Amount” shall have the meaning set forth in Section 1.6(c)(iv).

“CCFI MIP” shall mean CCFI MIP Holdings LLC.

“CCFI MIP Equity” shall mean the equity interests of CCFI MIP.

“CCFI MIP Exchange” shall have the meaning set forth in Section 1.1(c).

“CCFI MIP Holders” shall mean the holders of CCFI MIP Equity set forth on Annex A of the CCFI Disclosure Schedule.

“CCFI MIP Rollover Interests” shall have the meaning set forth in Section 1.6(c)(iii).

“CCFI Non-Voting Units” shall mean the units of CCFI other than the CCFI Voting Units.

“CCFI Options” shall have the meaning set forth in Section 3.3(d).

“CCFI Organizational Documents” shall mean the certificate of formation, limited liability agreement, and all other similar documents, instruments or certificated executed, adopted or filed in connection with the creation, formation or organization of CCFI.

“CCFI-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by CCFI or any of its Subsidiaries.

“CCFI Permits” shall have the meaning set forth in Section 3.11(b).

“CCFI Phantom Units” shall mean the phantom restricted units of CCFI.

“CCFI Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, CCFI or any of its Subsidiaries.

“CCFI Related Party Contracts” shall have the meaning set forth in Section 3.25.

“CCFI Special Committee” shall have the meaning set forth in the Recitals.

“CCFI Special Committee Recommendation” shall have the meaning set forth in Section 3.19(b).

“CCFI Subsidiaries” shall have the meaning set forth in Section 3.1(a).

“CCFI Surviving Company” shall have the meaning set forth in Section 1.1(b).

“CCFI Total Share Amount” shall have the meaning set forth in Section 1.6(c)(vii).

“CCFI Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of CCFI and its consolidated Subsidiaries as of June 30, 2025, provided to Katapult and Aaron’s prior to the date of this Agreement.

“CCFI Unitholder Written Consent” shall have the meaning set forth in Section 6.3(a).

“CCFI Units” shall mean the CCFI Non-Voting Units and the CCFI Voting Units.

“CCFI Voting Units” shall mean the Class A Common Units and the Class D Preferred Units.

“CCFI Warrants” shall have the meaning set forth in Section 3.3(d).

“Certifications” shall have the meaning set forth in Section 4.4(a).

“Class A Common Units” shall have the meaning set forth in the CCFI LLC Agreement.

“Class C Common Units” shall have the meaning set forth in the CCFI LLC Agreement.

“Class D Preferred Units” shall have the meaning set forth in the CCFI LLC Agreement.

“Class M Common Units” shall have the meaning set forth in the CCFI LLC Agreement.

“Closing” shall have the meaning set forth in Section 1.3(a).

“Closing Date” shall have the meaning set forth in Section 1.3(a).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Section 4980B of the Code and Part 6 of Title I of ERISA or similar state law.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” shall mean (i) the Confidentiality Agreement, dated April 9, 2025, between IQV Holdings, LLC and Katapult, (ii) the Confidentiality Agreement, dated April 10, 2025, between CCFI and Katapult, and (iii) the Mutual Non-Disclosure Agreement, dated April 16, 2025 between CCF Intermediate Holdings, LLC, Aaron’s, LLC and IQVentures Holdings, LLC.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” shall mean the Mergers, the Reorganizations and the other transactions contemplated by the Agreement (but not, for the avoidance of doubt, Katapult stockholder approval and adoption of the 2026 Plan).

“Contract” shall, with respect to any Person, mean any agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature that is currently in force and to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Credit Facility” shall mean any credit facility, loan document or other Contract for indebtedness for borrowed money.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.9(a).

“Debt Financing” means a debt financing that has terms and conditions that are substantially similar to the terms and conditions set forth in Section 6.17 of the Aaron’s Disclosure Schedule.

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended.

“Dissenting Shares” shall have the meaning set forth in Section 1.9(a).

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended.

“EEOC” shall have the meaning set forth in Section 2.15(a).

“Effect” shall mean any effect, change, condition, event, circumstance, occurrence, result, state of facts, or development.

“Emergency” means any sudden, unexpected or abnormal event (including an epidemic, pandemic or disease outbreak) which imminently risks causing material physical damage to or the material endangerment of the safety or operational condition of any property, material endangerment of health or safety of any Person, or death or material injury to any Person; provided that such imminent risk is reasonably expected to materialize within less than one (1) calendar day of such Party’s Knowledge of such imminent risk.

“Employee Plan” shall mean (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and (ii) all employment, natural person consulting, retention, change in control, cash award, bonus, incentive, equity or equity-based, stock purchase, incentive, deferred compensation, commission, fringe benefit, retirement, pension, vacation or other paid time off, medical, life insurance, supplemental retirement, severance and other employee benefit plans, programs, policies or arrangements, in each case, whether or not subject to ERISA, written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, lease, easement, reservation, servitude, adverse title, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” shall have the meaning set forth in Section 11.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean means any trade or business (whether or not incorporated) under common control within the meaning of Section 4001(b)(1) of ERISA with an applicable Person or that together with the applicable Person is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“ERISA Plan” shall have the meaning set forth in Section 2.14(c).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.8(a).

“Exchange Fund” shall have the meaning set forth in Section 1.8(a).

“Existing Blue Owl Facility” means the Amended and Restated Loan and Security Agreement, dated as of June 12, 2025, by and between Midtown Madison Management LLC, as administrative Agent, certain affiliates of Katapult and the lenders party thereto (as amended by that certain Limited Waiver and First Amendment to Amended and Restated Loan and Security Agreement, dated November 2, 2025 and as otherwise amended and restated, supplemented, revised, or otherwise modified from time to time).

“Filings” shall have the meaning set forth in Section 6.6(a).

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Katapult registering the public offering and sale of Katapult Common Stock to some or all holders of Aaron’s Common Stock and CCFI Units in the Contemplated Transactions, including all or a portion of the shares of Katapult Common Stock to be issued in exchange for all other shares of Aaron’s Common Stock and CCFI Units in the Contemplated Transactions, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Franchise” means any grant by Aaron’s or any of its Subsidiaries to any Person of the right to engage in or carry on a business, or to sell or offer to sell any product or service in the Franchise System, under or in association with any trademark, which constitutes a “franchise,” as that term is defined under (a) the FTC Rule, regardless of the jurisdiction in which the Franchised Business is located or operates; or (b) the Franchise Law applicable in the jurisdiction in which the Franchised Business is located or operates, if any.

“Franchise Agreement” means any written agreement between Aaron’s or any of its Subsidiaries pursuant to which Aaron’s or any of its Subsidiaries has granted any other Person the right to develop or operate any lease-purchase or rent-to-own Franchised Business.

“Franchise Disclosure Document” means all of the uniform franchise offering circulars, franchise disclosure documents and other disclosure documents used in the offer and sale of franchises by Aaron’s or any of its Subsidiaries in its efforts to comply with any Franchise Laws.

“Franchise Law” means the FTC Rule and any other domestic or foreign law or law regulating the offer or sale of Franchises, business opportunities, seller-assisted marketing plans or similar relationships, or governing the relationships between franchisors and franchisees, manufacturers and dealers, or grantors and distributors, including those laws that address unfair practices related to, or the default, termination, non-renewal, transfer of, franchises, dealerships and distributorships.

“Franchise System” means any franchise system operated by Aaron’s and its Subsidiaries.

“Franchised Business” means any business developed and operated pursuant to a franchise (as such term is defined under the Franchise Laws) grant from Aaron’s or any of its Subsidiaries using the Franchise System.

“Franchised Location” shall have the meaning set forth in Section 2.26(b).

“Franchisee” means a Person who is a party to a Franchise Agreement with Aaron’s or any of its Subsidiaries and part of the Franchise System.

“Fraud” means knowing and intentional common law fraud under the Laws of the State of Delaware, as determined by a court of competent jurisdiction, by a Party hereto solely in the representations and warranties contained in Article 2 (in the case of Aaron’s), Article 3 (in the case of CCFI) and Article 4 (in the case of Katapult, Merger Sub 1 and Merger Sub 2) and shall require an affirmative showing of (a) actual knowledge of such misrepresentation (as opposed to the making of a representation or warranty (affirmatively or by omission) negligently, recklessly or without actual knowledge of its truthfulness), (b) the intention of the Person making such misrepresentation to deceive and induce the Party to which such misrepresentation was made to enter into this Agreement or to consummate the Contemplated Transactions and (c) such Party’s actual, reasonable and justifiable reliance on such misrepresentation to its material detriment by entering into this Agreement or consummating the Contemplated Transactions. For the avoidance of doubt, “Fraud” does not and shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud or any torts (including fraud) based on negligence or recklessness.

“GAAP” shall have the meaning set forth in Section 2.4(a).

“General Enforceability Exceptions” shall have the meaning set forth in Section 2.19.

“Governmental Authority” shall mean any court or tribunal, governmental, quasi-governmental or regulatory body, arbitral body (public or private), administrative agency or bureau, commission or authority or other body entitled to exercise similar powers or authority binding over the applicable person.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any legal nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-Governmental Authority of any legal nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including Nasdaq) with binding authority over the applicable person.

“Hawthorn” shall have the meaning set forth in the Recitals.

“Hawthorn Preferred Stock Exchange” shall have the meaning set forth in the Recitals.

“Hawthorn Side Letter” shall have the meaning set forth in the Recitals.

“Hawthorn Warrant Exercise” shall have the meaning set forth in the Recitals.

“Hazardous Materials” shall mean any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including crude oil or any fraction thereof, and petroleum products or by-products.

“HSR Act” shall have the meaning set forth in Section 6.6(a).

“Intellectual Property” shall mean any and all industrial and intellectual property rights and other similar proprietary rights, and all rights associated therewith, throughout the world, including in all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), and all rights in invention disclosures; trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor; all trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications, and any and all goodwill associated with and symbolized by the foregoing items; Internet domain name registrations, all copyrights, copyright registrations and applications therefor (including copyrights in computer software, source code, object code, firmware, development tools, files, records, schematics and reports), and all other rights corresponding thereto; all rights in databases and data collections; all moral rights of authors and inventors, however denominated; and any similar or equivalent rights to any of the foregoing.

“Intended Tax Treatment” shall mean (a) the qualification of each of the Aaron’s Merger and the CCFI Merger as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder and (b) the qualification of the Mergers, together with the Aaron’s MIP Exchange and the CCFI MIP Exchange as part of an integrated transaction, as an exchange described in Section 351 of the Code.

“Intermediate Holdings I” shall have the meaning set forth in the Recitals.

“Intermediate Holdings II” shall have the meaning set forth in the Recitals.

“Intermediate Holdings III” shall have the meaning set forth in the Recitals.

“International Plan” shall mean an Employee Plan that benefits current or former employees or service providers (including any dependents thereof) outside of the United States or is subject to the laws of any jurisdiction outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Katapult” shall have the meaning set forth in the Preamble.

“Katapult 2014 Plan” shall have the meaning set forth in Section 4.3(b).

“Katapult 2021 Plan” shall have the meaning set forth in Section 4.3(b).

“Katapult Affiliate” shall mean any Person that is (or at any relevant time was) under common control with Katapult within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Katapult Board” shall mean the board of directors of Katapult.

“Katapult Board Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(c).

“Katapult Board Recommendation” shall have the meaning set forth in Section 4.19(c).

“Katapult Capital Stock” shall mean the Katapult Common Stock and Katapult Preferred Stock.

“Katapult Cash Award” shall mean outstanding long-term performance-based cash awards of Katapult.

“Katapult Common Stock” means the common stock, $0.0001 par value per share, of Katapult.

“Katapult Confidential Information” shall have the meaning set forth in Section 4.8(i).

“Katapult Contract” shall mean any Contract: (a) to which Katapult or any of its Subsidiaries is a party; (b) by which Katapult or any of its Subsidiaries or any Katapult-Owned IP Rights or any other asset of Katapult or any of its Subsidiaries is or may become bound or under which Katapult has, or may become subject to, any obligation; or (c) under which Katapult or any of its Subsidiaries has or may acquire any right or interest.

“Katapult Deferral Plan” shall mean the Katapult Holdings, Inc. Non-Employee Directors Deferred Compensation Plan.

“Katapult Director Annual RSU Grant” shall mean an outstanding annual restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult.

“Katapult Director Initial RSU Grant” shall mean an outstanding initial restricted stock unit award under the Katapult 2021 Plan granted to a non-employee director of Katapult.

“Katapult Disclosure Schedule” shall have the meaning set forth in Article 4.

“Katapult Employee Plans” shall have the meaning set forth in Section 4.14(a).

“Katapult Equity Plan” shall have the meaning set forth in Section 4.3(a).

“Katapult Intervening Event” shall have the meaning set forth in Section 6.5(d).

“Katapult IP Rights” shall mean (A) any and all Intellectual Property owned by a third party and licensed or sublicensed to Katapult or any of its Subsidiaries; and (B) any and all Katapult-Owned IP Rights.

“Katapult Labor Agreement” shall have the meaning set forth in Section 4.9(a)(ii).

“Katapult Lock-Up Agreements” has the meaning set forth in the Recitals.

“Katapult Material Adverse Effect” shall mean any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of the Katapult Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on: (a) the business, financial condition or results of operations of Katapult and the Katapult Subsidiaries taken as a whole; or (b) the ability of Katapult to consummate the Aaron’s MIP Exchange, the CCFI MIP Exchange, the Hawthorn Preferred Stock Exchange, the Hawthorn Warrant Exercise, the Mergers and the Katapult Stock Issuance; provided, however, that with respect to clause (a) only, Effects from the following shall not be deemed to constitute (nor shall Effects from any of the following be taken into account in determining whether there has occurred or would reasonably be expected to occur) a Katapult Material Adverse Effect: (i) changes in global, foreign, national or regional economic, financial, regulatory, political or geopolitical conditions, in each case, in the U.S. or elsewhere in the world, or any action taken by any Governmental Authority in response thereto; (ii) conditions generally affecting the industries or geographic markets in which Katapult and the Katapult Subsidiaries operate; (iii) any failure by Katapult or any of its Subsidiaries to meet internal or published projections, forecasts, or estimates (provided, however, that the underlying causes of any such failure may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a Katapult Material Adverse Effect has occurred); (iv) any change in the price or trading volume of shares of equity securities or any other securities of Katapult, or any change or prospective change in the credit rating of Katapult or its Subsidiaries (provided, however, that the underlying causes of such change may, to the extent not otherwise excluded by the other exceptions in this definition, be taken into account in determining whether a Katapult Material Adverse Effect has occurred); (v) changes in the financial, banking, credit, commodity, currency, capital or securities markets, or changes in interest rates or exchange rates, in the United States or any other country in the world; (vi) the execution, delivery, announcement or performance of the obligations under this Agreement or the announcement, pendency or anticipated consummation of the Contemplated Transactions, including the customers, suppliers, distributors, partners, licensors, providers, employees or others having relationships with Katapult; (vii) the effect of seasonal changes and patterns on the financial condition, business, assets, liabilities or results of operation of Katapult or any of its Subsidiaries; (viii) litigation brought by securityholders or debtholders arising from this Agreement or the Contemplated Transactions; (ix) any hurricane, tornado, cyclone, tsunami, flood, volcanic eruption, earthquake, nuclear incident, foreign or domestic social protest or social unrest, riots, weather conditions, power outages or electrical black-outs, mudslides, wild fires, casualty events or other natural or man-made disaster, act of God, force majeure event, natural disaster, any public health event (including any epidemic, pandemic, or disease outbreak), or any acts of terrorism, sabotage, military action, act of war or war (whether or not declared, including any escalation or worsening thereof or any regime change or breakup of a country as a result thereof, and including the current dispute between the Russian Federation and Ukraine and in Israel and Gaza), declaration of martial law, rebellion, insurrection, cyberattacks, ransomware, cybersecurity breach or outage or termination of a web hosting platform; (x) any specific action taken at the written request of Aaron’s or CCFI or expressly required by this Agreement; (xi) tariffs, anti-dumping actions, trade policies, trade disputes, agreements or initiatives or any “trade war” or similar actions, or any U.S. government shutdown; or (xii) any changes (after the date of this Agreement) in GAAP or applicable Legal Requirements or interpretations thereof; except, with respect to clauses (i), (ii), (v), (ix), (xi), or (xii), to the extent that such Effect has had a materially disproportionate adverse effect on Katapult or any of its Subsidiaries relative to other companies of a substantially similar size operating in the industries or geographies in which Katapult or its Subsidiaries conducts business, in which case the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred or would reasonably be expected to occur a Katapult Material Adverse Effect except to the extent excluded by exceptions in this definition.

“Katapult Material Contract” shall have the meaning set forth in Section 4.9(b).

“Katapult Options” shall mean outstanding options to purchase shares of Katapult Common Stock granted by Katapult.

“Katapult-Owned IP Rights” shall mean any and all Intellectual Property owned (or purported to be owned) by Katapult or any of its Subsidiaries.

“Katapult Owned Real Property” means all interests in real property owned by Katapult or any Subsidiary of Katapult, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto.

“Katapult Permits” shall have the meaning set forth in Section 4.11(b).

“Katapult Preferred Stock” shall have the meaning set forth in Section 4.3(a).

“Katapult Private Warrants” shall mean (i) the warrants to purchase stock of Katapult expiring March 6, 2030, as re-issued on July 21, 2025 and held by HHCF Series 21 Sub, LLC as of the date hereof, and (ii) the warrants to purchase stock of Katapult expiring June 12, 2032, issued on June 12, 2025 and held by HHCF Series 21 Sub, LLC as of the date hereof.

“Katapult PSU Awards” shall mean an outstanding performance share unit of Katapult.

“Katapult Recommendation Determination Notice” shall have the meaning set forth in Section 6.5(c).

“Katapult Registered Intellectual Property” shall mean all United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights, in each case, registered or filed in the name of, Katapult or any of its Subsidiaries.

“Katapult Related Party Contracts” shall have the meaning set forth in Section 4.26.

“Katapult Rental Contract Form” shall have the meaning set forth in Section 4.25.

“Katapult Resignation Letters” shall have the meaning set forth in Section 6.15(a).

“Katapult RSU Award” shall mean an outstanding restricted stock unit of Katapult.

“Katapult SEC Documents” shall have the meaning set forth in Section 4.4(a).

“Katapult Transaction Committee” shall have the meaning set forth in the Recitals.

“Katapult Transaction Committee Recommendation” shall have the meaning set forth in the Section 4.19(b).

“Katapult Stock Issuance” means the issuance of shares of Katapult Common Stock to the stockholders of Aaron’s, the Aaron’s MIP Holders, the unitholders of CCFI and the CCFI MIP Holders, pursuant to the terms of this Agreement.

“Katapult Stock Issuance Proposal” means a proposal to approve the Katapult Stock Issuance.

“Katapult Stockholder Proposals” means (i) the Katapult Stock Issuance Proposal and (ii) a proposal seeking stockholder approval and adoption of the 2026 Plan.

“Katapult Stockholders’ Meeting” shall have the meaning set forth in Section 6.5(a).

“Katapult Subsidiaries” means any Subsidiary of Katapult.

“Katapult Support Agreements” shall have the meaning set forth in the Recitals.

“Katapult Termination Fee” shall have the meaning set forth in Section 11.3(b).

“Katapult Triggering Event” shall be deemed to have occurred if: (i) the Katapult Transaction Committee or the Katapult Board shall have failed to recommend that Katapult’s stockholders vote to approve the Katapult Stockholder Proposals or shall for any reason have withdrawn or shall have modified in a manner adverse to Aaron’s or CCFI, the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation, including pursuant to a Katapult Board Adverse Recommendation Change; (ii) Katapult shall have failed to include in the Proxy Statement/Prospectus the Katapult Transaction Committee Recommendation or the Katapult Board Recommendation; (iii) the Katapult Transaction Committee or the Katapult Board shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (iv) the Katapult Transaction Committee or the Katapult Board shall have failed to publicly reaffirm the Katapult Board Recommendation within ten (10) Business Days after Aaron’s or CCFI so requests in writing (provided that not more than three such requests may be made by Aaron’s or CCFI).

“Katapult Unaudited Interim Balance Sheet” shall mean the unaudited consolidated balance sheet of Katapult prepared in accordance with GAAP and included in Katapult’s Report on Form 10-Q filed with the SEC for the period ended September 30, 2025.

“Katapult Warrants” shall mean any outstanding warrants to purchase Katapult Capital Stock.

“Key Employee” shall mean, with respect to Aaron’s, CCFI or Katapult, an executive officer or any employee that reports directly to the Board of Directors, Board of Managers or the Chief Executive Officer, as applicable.

“Knowledge” shall mean actual knowledge of the Key Employees after reasonable inquiry of such Key Employee’s personal files and of the direct reports of such Key Employees charged with administrative or operational responsibility for such matter as of the date of this Agreement.

“Laws” means applicable laws, acts, statutes, rules, regulations, orders, ordinances, protocols, codes, treaties, policies, notices, directions, decrees, judgements, injunctions, rulings, writs, awards or requirements, in each case of any Governmental Authority.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative or appellate proceeding), hearing, audit or examination commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel with binding authority over the applicable person.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other treaty, law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, code, ordinance, ruling or other requirement having the force of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or the Financial Industry Regulatory Authority).

“Liability” shall have the meaning set forth in Section 2.10.

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Sub 1” shall have the meaning set forth in the Preamble.

“Merger Sub 2” shall have the meaning set forth in the Preamble.

“Modified Aaron’s PCU Award” shall have the meaning set forth in Section 6.7(a)(i).

“Modified Aaron’s RCG Award” shall have the meaning set forth in Section 6.7(a)(ii).

“Nasdaq” shall mean The Nasdaq Stock Market LLC.

“Nasdaq Listing Application” shall have the meaning set forth in Section 6.11.

“New Benefit Plans” shall have the meaning set forth in Section 6.8(a).

“Ordinary Course of Business” shall mean, in the case of each of Aaron’s, CCFI and Katapult and for all periods, such actions taken in the ordinary course of its business and consistent in all material respects with its past practices.

“Party” or “Parties” shall mean Aaron’s, CCFI, Merger Sub 1, Merger Sub 2 and Katapult.

“Permitted Encumbrance” shall mean (a) any lien for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Unaudited Interim Balance Sheet of Aaron’s, CCFI or Katapult, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of Aaron’s, CCFI or Katapult, as applicable, or any if their respective Subsidiary; (c) liens listed in Section 2.6 of the Aaron’s Disclosure Schedule, Section 3.6 of the CCFI Disclosure Schedule or Section 4.6 of the Katapult Disclosure Schedule, as applicable, (d) non-exclusive licenses to Intellectual Property granted in the Ordinary Course of Business or (e) any lien that is not material to such Party and its Subsidiaries taken as a whole.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Information” means any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular natural person or household or any other data or information that constitutes “personal data”, “personal information,” “protected health information,” or “personally identifiable information” under any applicable Law related to privacy, security, data protection, transfer, or other processing of such data or information.

“Pre-Closing Period” shall have the meaning set forth in Section 5.1.

“Privacy Obligation” means any applicable Law, contractual obligation, or binding industry standard that is related to privacy, security, data protection, transfer, or other processing of Personal Information, including but not limited to the Fair Credit Reporting Act, 15 U.S.C. § 1681 et seq., and the Gramm–Leach–Bliley Act, 15 U.S.C. § 6801 et seq.

“Proxy Statement/Prospectus” shall mean the proxy statement/prospectus in connection with the approval of this Agreement and the Contemplated Transactions to be sent to Katapult’s stockholders in connection with the Katapult Stockholders’ Meeting.

“Registration Rights Agreement” shall have the meaning set forth in the Recitals.

“Remedial Actions” shall have the meaning set forth in Section 6.6(b).

“Reorganization” shall have the meaning set forth in Section 5.6.

“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“Required Aaron’s Stockholder Vote” shall have the meaning set forth in Section 2.20.

“Required CCFI Unitholder Vote” shall have the meaning set forth in Section 3.20.

“Required Katapult Stockholder Vote” shall have the meaning set forth in Section 4.20.

“Sanctioned Person” means any Person that is the target of Sanctions, including, without limitation, (i) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, by the United Nations Security Council, Her Majesty’s Treasury of the United Kingdom, the European Union, or any EU member state, (ii) any Person operating, organized or resident in a Sanctioned Territory, or (iii) any Person owned or controlled by any such Person or Persons.

“Sanctioned Territory” means, at any time, a country or territory which is itself the subject or target of any Sanctions (at the time of this Agreement, the Crimea region of Ukraine, Cuba, the so-called Donetsk People’s Republic, Iran, the so-called Luhansk People’s Republic, North Korea, and Syria).

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures administered, enacted or enforced from time to time by (a) the United States (including the U.S. Commerce Department, the U.S. Department of Treasury, and the U.S. Department of State), (b) the European Union or any of its member states, (c) the United Nations Security Council, or (d) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Sensitive Data” means any: (a) Personal Information or (b) trade secret or competitively sensitive business information.

“Significant Class D Preferred Investors” shall have the meaning set forth in the CCFI LLC Agreement.

“Stockholders Agreement” shall have the meaning set forth in the Recitals.

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least fifty percent (50%) of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” shall mean an unsolicited bona fide Acquisition Proposal (with all references to “twenty percent (20%) or more” in the definition of Acquisition Transaction being treated as references to “fifty percent (50%) or more” for these purposes), that was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, made by a third party that the Katapult Transaction Committee and the Katapult Board (acting upon the recommendation of the Katapult Transaction Committee)  determine in good faith, after consultation with its outside legal counsel and financial advisor(s), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms, the ability of such third party to finance such Acquisition Proposal, the likelihood of consummation thereof, the identity of the counterparty and any other legal, financial and regulatory aspects of the Acquisition Proposal that are determined in good faith to be relevant), (1) is more favorable from a financial point of view to Katapult stockholders than as provided hereunder (including any changes to the terms of this Agreement proposed by either Party in response to such Superior Offer pursuant to and in accordance with the provisions of this Agreement) and (2) is reasonably capable of being completed on the terms proposed.

“Tax” (and with correlative meaning, “Taxes”) shall mean any federal, state, local, non-U.S. or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Third-Party IP Rights” shall mean any Intellectual Property owned by a third party.

“Trade Control Laws” means those Laws regulating the export, reexport, transfer, disclosure or provision of commodities, software, technology, defense articles or defense services, or imposing trade control sanctions or restrictions on countries or Persons, including: the Export Administration Act of 1979 (Public Law 96-72, as amended); the Export Administration Regulations (15 C.F.R. Parts 730-774); Laws authorizing or implementing Sanctions, including the International Emergency Economic Powers Act (Public Law 95-223), the Trading with the Enemy Act (50 U.S.C. App. §§ 1-44) and 31 C.F.R. Part 500 et seq.; the Arms Export Control Act (Public Law 90-629); ITAR (22 C.F.R. Parts 120-130); export and import Laws and regulations administered by the Bureau of Alcohol, Tobacco, Firearms and Explosives (27 C.F.R. Chapter II); the Foreign Trade Regulations (15 C.F.R. Part 30); U.S. and non-U.S. customs Laws; and any other export controls and customs Laws administered by a U.S. Governmental Body, or by any foreign Governmental Body to the extent compliance with such Laws is not prohibited or penalized by applicable U.S. Law.

“Transaction Litigation” means any Legal Proceeding (including any class action or derivative litigation) asserted, threatened in writing or commenced by, on behalf of or in the name of, against or otherwise involving Katapult, the Katapult Transaction Committee, the Katapult Board, any committee thereof or any of Katapult’s directors or officers, in each case to the extent relating directly or indirectly to this Agreement, the Mergers or any of the Contemplated Transactions or disclosures of a party relating to the Contemplated Transactions (including any such Legal Proceeding based on allegations that Katapult’s entry into this Agreement or the terms and conditions of this Agreement or any of the Contemplated Transactions constituted a breach of the fiduciary duties of any member of the Katapult Transaction Committee, the Katapult Board or any officer of Katapult).

“Treasury Regulations” shall mean the United States Treasury regulations promulgated under the Code.

“Voting Power” shall have the meaning set forth in the CCFI LLC Agreement.

“Waived 280G Benefits” shall have the meaning set forth in Section 6.20.

“WARN Act” shall have the meaning set forth in Section 2.15(a).

“Willful Breach” shall have the meaning set forth in Section 11.2.